CECILIA L. ROSENAUER, LTD.
CECILIA L. ROSENAUER, ESQ.
Nevada State Bar No. 003344
510 WEST PLUMB LANE, SUITE A
RENO, NEVADA 89509
Telephone (775) 324-1011
Telefax (775) 324-6616
E-mail: crosenauer@callatg.com

Attorney for Axion Power International, Inc., and
Axion Power Corporation

Electronically Filed on July 27, 2005

UNITED STATES BANKRUPTCY COURT

DISTRICT OF NEVADA

| | |
|---|---|
| In re: | Case No. BK-N-04-50962 |
| MEGA-C POWER CORPORATION,<br>a Nevada corporation, aka<br>NET CAPITAL VENTURES, INC., | Chapter 11 |
| Debtors. | |
| _____/ | |
| AXION POWER INTERNATIONAL,<br>INC., a Delaware corporation, and AXION<br>POWER CORPORATION, a Canadian<br>federal corporation, | Adv. Pro. _____ |
| Plaintiffs, | **COMPLAINT FOR DECLARATORY<br>JUDGMENT** |
| v. | |
| WILLIAM N. NOALL, in his capacity as<br>chapter 11 trustee of Mega-C Power<br>Corporation; SALLY FONNER, in her<br>capacity as trustee of the Mega C Trust, | (NO HEARING REQUIRED) |
| Defendants. | |
| _____/ | |

Axion Power International, Inc. ("Axion") and its wholly owned subsidiary Axion Power

Corporation ("Axion Ontario), by and through their attorney, Cecilia L. Rosenauer, Esq., allege

as follows:

**JURISDICTIONAL ALLEGATIONS**

1.    Axion and Axion Ontario joined other creditors in filing an involuntary petition for relief under Chapter 11 of Title 11 of the United States Code against Mega C Power Corporation (the "Debtor") on April 6, 2004.

2.    On April 9, 2004, the Debtor consented to the entry of an Order for Relief, which was entered on May 13, 2004.

3.    The court has subject matter jurisdiction over this action pursuant to 28 U.S.C. §1334 and 28 U.S.C. §2201.

4.    This is a core proceeding pursuant to 11 U.S.C. §157(b)(2)(A) and (O).  To the extent this court has related to jurisdiction, Axion and Axion Ontario do not consent to the entry of a final order by this court.

5.    Venue for this adversary proceeding is proper pursuant to 28 U.S.C. §1409.

**GENERAL ALLEGATIONS**

6.    Axion is Delaware corporation that was known as Tamboril Cigar Company until June 4, 2004. For purposes of this complaint references to "Tamboril" refer to the Plaintiff and relate to events that occurred prior to June 4, 2004 and references to "Axion" refer to the Plaintiff and relate to events that occurred after June 4, 2004. Axion Ontario has been a majority owned subsidiary of Axion since December 31, 2003 and a wholly owned subsidiary since January 9, 2004.

7.    Defendant William M. Noall ("Noall") is the duly appointed and acting trustee for the Chapter 11 estate of the Debtor.

8.    Defendant Sally Fonner is the trustee of the Mega C Trust, formed by the Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation.

9.    Based on  their information and belief, Plaintiffs allege that C and T Co., Inc. ("C&T") is an Ontario corporation that was organized for the purpose of developing a new technology for lead-acid-carbon battery/supercapacitor hybrid energy storage devices that are generally referred

to as "e$^3$ Supercells."

10. Based on their information and belief, Plaintiffs allege that C&T has been granted three United States patents that cover various aspects of the e$^3$ Supercell technology.

11. Based on their information and belief, Plaintiffs allege that on December 23, 1999, C&T entered into a Joint Venture Agreement with Chip Taylor in Trust ("Taylor") for the purpose of further developing and commercially exploiting the e$^3$ Supercell technology. A copy of the Joint Venture Agreement is attached hereto as Exhibit A and incorporated herein by this reference.

12. Pursuant to the Joint Venture Agreement, C&T and Taylor agreed to form a new corporation that would have the exclusive right to exploit the e$^3$ Supercell technology for use in the stationary application classes specified in paragraph 3.1(b) of the agreement.

13. Pursuant to the Joint Venture Agreement, C&T retained the exclusive right to exploit the e$^3$ Supercell technology for use in all other application classes, including automotive and consumer electronics.

14. Based on their information and belief, the Plaintiffs allege that on November 26, 2000, C&T and Taylor amended their Joint Venture Agreement for the purpose of reducing both the technical and territorial scope of the license rights that would be held by the new company. A copy of the Amendment to the Joint Venture Agreement is attached hereto as Exhibit B and incorporated herein by this reference.

15. Based on their information and belief, Axion and Axion Ontario allege that Mega-C Technologies, Inc. ("MCT") was subsequently organized for the purposes specified in the Joint Venture Agreement.

16. Based on their information and belief, Plaintiffs allege that the single application class that was licensed to MCT under the terms of the Joint Venture Agreement, as amended, represented significantly less than 10% of the potential market for the e3 Supercell and the automotive and consumer products application classes that were retained by C&T represented

substantially more than 90% of the potential market for the e3 Supercell.

17.   Pursuant to the terms of a September 11, 2001 letter agreement between MCT and the Debtor, a copy of which is attached hereto as Exhibit  C and incorporated herein by this reference, MCT granted the Debtor the exclusive right to commercialize all technologies "owned, controlled, licensed or developed by MCT."

18.   Pursuant to the terms of the letter agreement, the Debtor agreed to (a) pay $5.25 million for a 49% interest in MCT, (b) pay MCT a 10% royalty on its future revenue from the sale of products based on the licensed technologies; (c) advance the cost of continued application development and customization for the licensed technologies; and (d) assume primary responsibility for business development, sales, marketing and commercialization of any future products.

19.   Based on  information and belief, Plaintiffs allege that the September 11, 2001 letter agreement was not disclosed to or approved by C&T, MCT's board of directors or C&T.

20.   In a document dated April 2, 2002, the Debtor, MCT and C&T entered into an Agreement of Association, a copy of which is attached hereto as Exhibit D and incorporated herein by this reference.

21.   Pursuant to the terms of the Agreement of Association, the Debtor was granted an exclusive license to develop and commercialize the $e^3$ Supercell for use in (a) back-up power or uninterruptible power supply (UPS); (b) accumulation of electric power for subsequent peak shaving, co-generation, distribution, and/or replacement of network electric power in utility, industry, business and/or residential markets; (c) accumulation or buffering of electric power from alternative energy stationary sources (such as wind, fuel cells, solar, biomass, geothermal, hydroelectricity, etc.): and (d) all other distributive applications that are not related to motive, traction or recuperative products or which do not integrate the $e^3$ Supercell with traditional portable power products (such as cell phones, palm pilots, power tools, flash lights, lap tops etc.).

22.   Pursuant to the terms of the Agreement of Association, the Debtor was obligated to

contribute $3 million to the capital of MCT and pay $2 million to MCT's shareholders in return for 50% of MCT's stock.

23. Pursuant to the terms of the Agreement of Association, the Debtor's obligations were payable on an installment basis with the first installment of $400,000 being due on February 1, 2003 and a like amount being due every 60 days thereafter until the entire balance was paid.

24. Pursuant to the terms of the Agreement of Association and in the event of the Debtor's failure to pay any required installment in a timely manner, the exclusivity provisions were deemed inoperative and the Debtor's license became non-exclusive.

25. Pursuant to the terms of the Agreement of Association, the Debtor was obligated either: (i) to pay MCT a royalty of 20% of its gross revenue from the exploitation of the $e^3$ Supercell; or (ii) to pay C&T a royalty of 10% of its gross revenue from the exploitation of the $e^3$ Supercell.

26. Based on information and belief, Plaintiffs allege that the Debtor paid one installment of $400,000 on February 1, 2003.

27. Based on information and belief, Plaintiffs allege that as a direct proximate result of the subsequent events alleged herein, the Debtor defaulted on the installment due April 1, 2003 and has made no further payments with respect to the obligations set forth in the Agreement of Association.

28. Based on information and belief, Plaintiffs allege that the Debtor and its directors, officers and principal stockholders engaged in a variety of deceptive and illegal practices when they sold shares of the Debtor's stock to investors.

29. Based on information and belief, Plaintiffs allege that within two years after its incorporation, the Debtor had more than 1,200 record stockholders and had never filed the registration statements and other documents that are a statutory condition precedent to a lawful public distribution of securities.

30. Based on information and belief, Plaintiffs allege that for every $3 raised from the

sale of the Debtor's stock, approximately $1 was used in the Debtor's business and that the Debtor's directors, officers and principal stockholders have not accounted to the Debtor, the Chapter 11 trustee or any regulatory agency for the missing balance.

31.     Based on their information and belief, Plaintiffs allege that on February 18, 2003, the Enforcement Branch of the Ontario Securities Commission (the "OSC") sent the Debtor a letter of inquiry requesting information on the promotion, sale, distribution and ownership of the Debtor's stock, a copy of which is attached hereto as Exhibit E and incorporated herein by this reference.

32.     Based on information and belief, Plaintiffs allege that the existence of the OSC inquiry made it impossible for the Debtor to obtain additional funding from the sale of equity securities and that by June 1, 2003, the Debtor was unable to raise capital and facing imminent bankruptcy.

33.     Based on  information and belief, Plaintiffs allege that as a result of the Debtor's financial condition and its failure to make the installment payments specified in the Agreement of Association, MCT sent the Debtor a letter dated June 10, 2003, a copy of which is attached hereto as Exhibit  F and incorporated herein by this reference.

34.     Based on information and belief, Plaintiffs allege that the purpose of MCT's June 10, 2003 letter was to terminate the Agreement of Association and the Debtor's rights thereunder.

35.     Based on  information and belief, Plaintiffs allege that in a letter dated June 24, 2003 from C&T to Taylor, a copy of which is attached hereto as Exhibit  G and incorporated herein by this reference, C&T terminated the Joint Venture Agreement between Taylor and C&T.

36.     Based on  information and belief, Plaintiffs allege that in a letter dated June 24, 2003 from C&T to MCT, a copy of which is attached hereto as Exhibit  H and incorporated herein by this reference,  C&T terminated the Agreement of Association.

37.     Based on  information and belief, Plaintiffs allege that in a letter dated August 8, 2003 from the Debtor to MCT, a copy of which is attached hereto as Exhibit I and incorporated

herein by this reference, the Debtor terminated the Agreement of Association.

38.     Based on information and belief, Plaintiffs allege that as a result of these terminations, the Debtor did not have a valid license to exploit the $e^3$ Supercell technology at any time after June 24, 2003 and did not have the right to acquire a new license unless the Debtor's financial, corporate, regulatory and legal problems were satisfactorily resolved.

39.     In July 2003 a small group of the Debtor's non-management shareholders, who were worried about the potential loss of the $3.5 million they had previously invested in the Debtor's stock, agreed to advance another $390,000 to the Debtor for the sole purpose of giving the shareholders adequate time to determine whether it would be possible to restructure the Debtor's affairs.

40.     These shareholders referred to themselves as the "investors watchdog group" or "IWG."

41.     Based on their investigation of the Debtor's affairs, the IWG concluded that the Debtor's problems were insoluble and they refused to provide additional financing for the Debtor.

42.     Based on their information and belief, Plaintiffs alleges that by early September 2003, the Debtor was facing an immediate termination of all activities.

43.     Notwithstanding their belief that the Debtor's problems were insoluble, the IWG believed the $e^3$ Supercell technology had potential and they advised the Debtor they were (a) willing to form and finance a new company to develop the $e^3$ Supercell, (b) willing to ensure the full payment of the Debtor's bona fide third-party creditors, and (c) willing to make reasonable provisions for the protection of the Debtor's innocent shareholders.

44.    Based on information and belief, Plaintiffs allege that the Debtor's directors and senior management concluded that the Debtor's creditors and innocent shareholders had a better chance of a recovery under the IWG plan than they did in a straight bankruptcy proceeding, and the Debtor supported the IWG's efforts to develop a reasonable bankruptcy alternative.

45. Axion Ontario was incorporated on September 15, 2003 as an Ontario provincial corporation and subsequently converted to a Canadian Federal corporation, for the purpose of implementing the IWG plan.

46. On November 15, 2003, Axion Ontario entered into a Development and License Agreement with C&T, a copy of which is attached hereto as Exhibit J and incorporated herein by this reference.

47. Pursuant to the Development and License Agreement, Axion Ontario was granted a license to develop the $e^3$ Supercell for use in stationary markets and an option to acquire all of C&T's rights to the $e^3$ Supercell technology if Axion Ontario became a publicly held company.

48. In order to perfect its rights to purchase all of C&T's interests in the $e^3$ Supercell technology, Axion Ontario negotiated a business combination with Tamboril that was structured as a reverse takeover.

49. In connection with its due diligence investigation of Axion Ontario, Tamboril concluded that the Debtor did not have a valid license to the $e^3$ Supercell technology, but the Debtor's bona fide creditors and innocent shareholders might be able to assert a claim to an equitable interest in the technology by virtue of the payments the Debtor had made before the termination of the Agreement of Association.

50. Based on its due diligence, Tamboril further concluded that the $e^3$ Supercell technology had potential value if it could be properly developed and commercialized, but that commercialization would require a minimum of $15 to $25 million in additional research and development funding.

51. Based on its due diligence, Tamboril concluded that from September 2001 through February 2003, the Debtor was little more than elaborate scheme to defraud innocent investors, and that there were only two classes of shareholders, perpetrators of the fraud and victims of the fraud.

52. Based on its due diligence, Tamboril concluded that it would be impossible to draw

clear lines that distinguished the perpetrators from the victims without substantial additional investigation.

53.     Based on its due diligence, Tamboril was willing to go forward with a business combination with Axion Ontario but only on the condition that Axion Ontario and its shareholders agreed to establish a segregated trust on terms dictated by Tamboril.

54.     John Petersen ("Petersen") is the author of the Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation (the "Trust Agreement").

55.     Petersen was a director, officer and principal stockholder of Tamboril when the Trust Agreement was drafted, at which time, there was no direct or indirect relationship between Tamboril and Axion Ontario.

56.     On December 31, 2003, Tamboril entered into a business combination with Axion Ontario that was structured as a reverse takeover and concurrently, Tamboril created the Mega-C Trust and deposited 114,359,736 shares of its common stock with the trustee. A copy of the Reorganization Agreement between the parties is attached hereto as Exhibit K and incorporated herein by this reference.

57.     Upon closing of the reverse takeover, Tamboril owned approximately 90% of the total voting power held by all shareholders of Axion Ontario and Igor Filipenko, the president of C&T, owned the remaining Axion Ontario shares.

58.     On January 9, 2004, Tamboril acquired all of the remaining Axion Ontario shares from Filipenko. A copy of the First Addendum to the Reorganization Agreement dated January 9, 2004 is attached as Exhibit L.

59.     In connection with the acquisition of the remaining Axion Ontario shares, Tamboril contributed an additional 2,880,000 shares of its common stock to the Mega-C Trust.

60. On January 9, 2004, Tamboril purchased the e3 Supercell patents from C&T, including all rights that C&T had to independently exploit the e Supercell technology; all rights that C&T had under any pre-existing license that granted any person the right to exploit the e3

Supercell technology; and all license fees, royalties and other payments that C&T was entitled to receive under any license that granted any person the right to exploit the e3 Supercell technology. A copy of the First Amendment to the Development and License Agreement dated January 9, 2004 is attached as Exhibit M.

61. On January 2, 2004, the Debtor and Axion Ontario entered into an Agreement, a copy of which is attached hereto as Exhibit N and incorporated hereby by this reference, which Tamboril was not a party to, was not aware of, and did not approve or subsequently ratify.

62. The Agreement did not transfer any interest in the $e^3$ Supercell technology from the Debtor to Axion Ontario and expressly acknowledged that the Debtor's previous license rights had been properly terminated.

63. The Agreement did not transfer ownership of any tangible property or intellectual capital to Axion Ontario.

64. The Agreement provides that Axion Ontario has a right to use certain property owned by the Debtor in consideration of various debts and obligations that Axion Ontario agreed to pay on behalf of the Debtor.

## FIRST CLAIM FOR DECLARATORY RELIEF
## AGAINST DEFENDANT NOALL

65. Plaintiffs reallege and incorporate by this reference the allegations set forth in paragraphs 1 through 64 as though set forth in full herein.

66. Based on information and belief, Plaintiffs allege that the Debtor's license to commercialize the $e^3$ Supercell technology became non-exclusive when the Debtor failed to pay the $400,000 installment that was due on April 1, 2003.

67. Based on information and belief, Plaintiffs allege that by virtue of the various letters of termination in the summer of 2003, the Debtor's license to commercialize the $e^3$ Supercell was terminated and that the Debtor has no interest in the $e^3$ Supercell technology as property of this estate.

68. Based on information and belief, Plaintiffs allege that Noall disputes these

allegations.

69.   An actual controversy is ripe for this court's determination.

70.    Plaintiffs seek a judgment of this court declaring that the Debtor's license to commercialize the e$^3$ Supercell was terminated in June 2003 and that the Debtor does not have any property interest in the e$^3$ Supercell as property of this bankruptcy estate.

## SECOND CLAIM FOR DECLARATORY RELIEF
## AGAINST DEFENDANT NOALL

71.    Plaintiffs reallege and incorporate by this reference the allegations set forth in paragraphs 1 through 64 as though set forth in full herein.

72.    Plaintiffs allege that they did not receive any interest of the Debtor in property wherein the transfer was made, voluntarily or involuntarily, with the Debtor's actual intent to hinder, delay or defraud any entity.

73.   Based on information and belief, Plaintiffs allege that Noall disputes the allegations set forth in paragraph 72.

74.    An actual controversy is ripe for this court's determination.

75.   Plaintiffs seek a judgment from this court declaring that they did not receive any interest of the Debtor in property wherein the transfer was made, voluntarily or involuntarily, with the Debtor's actual intent to hinder, delay or defraud any entity.

## THIRD CLAIM FOR DECLARATORY RELIEF
## AGAINST DEFENDANT NOALL

76.   Plaintiffs reallege and incorporate by this reference the allegations set forth in paragraphs 1 through 64 as though set forth in full herein.

77.   Plaintiffs allege that they did not receive any interest of the Debtor in property for less than reasonably equivalent value.

78.    Based on its information and belief, Plaintiffs allege that Noall disputes the allegations set forth in paragraph 67.

79.   An actual controversy is ripe for this court's determination.

80.    Plaintiffs seek a judgment from this court declaring that they did not receive any interest of the Debtor in property for less than reasonably equivalent value.

**FOURTH CLAIM FOR DECLARATORY RELIEF**
**AGAINST DEFENDANT NOALL AND DEFENDANT FONNER**

81.    Plaintiffs reallege and incorporate by this reference the allegations set forth in paragraphs 1 through 64 as though set forth in full herein.

82.    In the alternative to the relief sought in the First Claim for Declaratory Relief, if this court determines that the Debtor has a valid and enforceable legal right to commercialize the $e^3$ Supercell technology as property of this estate, that property interest is held for the benefit of the creditors and shareholders of the Debtor.

83.    If this court determines that the Debtor has any interest in the $e^3$ Supercell technology that legal interest will preclude the existence of a separate equitable interest in the same property.

84.    Based on its information and belief, Plaintiffs allege that Noall disputes these allegations.

85.    A controversy is ripe for this court's determination as to the nature and extent of property of the estate.

86.    Plaintiff seeks a judgment from this court declaring that, if this court determines that the Debtor has any interest in the $e^3$ Supercell technology that legal interest will preclude the existence of a separate equitable interest in the same property, and Axion is entitled to terminate the Mega-C Trust, whereupon the corpus of the Mega C Trust shall be revested in Axion as the grantor.

WHEREFORE, Plaintiffs pray for judgment as follows:

1. On the First Claim for Relief, for a judgment of this court declaring that the Debtor's license to commercialize the $e^3$ Supercell was terminated in June 2003 and that the Debtor does not have any property interest in the $e^3$ Supercell as property of this bankruptcy estate;

2. On the Second Claim for Relief, for a judgment from this court declaring that Plaintiffs

did not receive any interest of the Debtor in property wherein the transfer was made, voluntarily or involuntarily, with the Debtor's actual intent to hinder, delay or defraud any entity;

3.  On the Third Claim for Relief, for a judgment from this court declaring that Plaintiffs did not receive any interest of the Debtor in property for less than reasonably equivalent value;

4.  On its Fourth Claim for Relief and in the alternative to the relief sought in its Third Claim for Relief, for a judgment from this court declaring that, if this court determines that the Debtor has any interest in the $e^3$ Supercell technology,  that interest precludes the existence of a separate equitable interest in the same property, and Axion is entitled to terminate the Mega-C Trust, whereupon the corpus of the Mega C Trust shall be revested in Axion as the grantor;

5.  For an award of attorneys' fees and costs; and

6.  For such other and further relief as the court deems just and equitable.

DATED this 27th day of July, 2005.

CECILIA L. ROSENAUER, LTD.


 /s/ Cecilia L. Rosenauer, Esq.
CECILIA L. ROSENAUER, ESQ.
Attorney for Axion Power International, Inc.

# EXHIBIT A

1999 - December Agreement

# JOINT VENTURE AGREEMENT

**THIS AGREEMENT** made as of the 23 day of December, 1999.

**BETWEEN:**

**CHIP TAYLOR**, in trust, of the City of Mississauga, in the Regional Municipality of Peel, Province of Ontario

(hereinafter referred to as "Taylor")

**OF THE FIRST PART**

- and -

**C AND T CO. INC.**, a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as "CT")

**OF THE SECOND PART**

**WHEREAS** CT is the owner of certain technology, inventions, innovations, patents, patent applications and other intellectual property (collectively, "IP");

**AND WHEREAS** Taylor and CT are desirous of a mutual association with a view to further developing and commercially exploiting certain of the IP;

**NOW THEREFORE THIS AGREEMENT WITNESSETH** that in consideration of the respective covenants, agreements, representations, warranties and conditions herein contained and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each party, the parties covenant and agree as follows:

## ARTICLE 1

## INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

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(a)   "Business Day" means any day (other than a Saturday or a Sunday) on which the main branch of the Royal Bank of Canada in Toronto, Ontario is open for business;

(b)   "Closing Date" means 11:00 a.m. on the date which is the first Business Day occurring at least thirty (30) days following the execution of this Agreement; *KISH/NIW.*

(c)   "Commercial Contract" means an agreement entered into by the Corporation with a client of the Corporation as described in Section 2.4 hereof;

(d)   "Confidentiality Agreement " means the agreement described in Section 5.2 hereof;

(e)   "Corporation" means the corporation to be incorporated under the laws of the Province of Ontario with such name as mutually agreed upon between the parties and which will be organized and structured as set out in this Agreement;

(f)   "Exclusive Rights" means the rights of the Corporation as described in Article III hereof;

(g)   "Non-Competition Agreement" means the agreement described in Section 5.1 hereof;

(h)   "Shareholders Agreement" means the agreement described in Section 2.3 hereof; and

(i)   "Technology Option" means the agreement described in Section 4.1 hereof.

## 1.2   Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in the legal tender of the United States of America.

## 1.3   Sections and Headings

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to a section refers to the specified section of this Agreement.

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### 1.4  Number, Gender and Persons

In this Agreement words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

### 1.5  Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to generally accepted accounting principles as approved from time to time by the Canadian Institute of Chartered Accountants or any successor institute.

### 1.6  Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise relating to the subject matter hereof except as herein provided.

### 1.7  Time of Essence

Time shall be of the essence of this Agreement.

### 1.8  Applicable Law

This Agreement shall be construed, interpreted and enforced in accordance with and the respective rights and obligations of the parties shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each party hereto irrevocable and unconditional submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

### 1.9  Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect

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the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.10    Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted agents.

1.11    Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

## ARTICLE II

## ORGANIZATION AND STRUCTURE OF THE CORPORATION

2.1    Incorporation

On or before the Closing Date, or as soon thereafter as possible, the parties will cause the Corporation to be incorporated.

2.2    Organization and Structure

The organizational structure of the Corporation shall be as follows:

(a)    The shareholdings of the Corporation shall be in the following proportions:

| Taylor | - | 80% |
| CT | - | 20% |

(b)    The board of directors of the Corporation shall consist of five (5) directors, three (3) of whom shall be appointed by Taylor and two (2) of whom shall be appointed by CT. All decisions of the directors shall be determined by the approval of at least four (4) of the directors;

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(c) A quorum for a meeting of the directors shall be four (4) of the directors and a quorum for a meeting of the shareholders shall be all of the shareholders entitled to vote at least ten percent (10%) of the shares of the Corporation; and

(d) All documents, agreements, cheques and banking documents shall be signed by appointees as determined, from time to time, by the board of directors.

2.3 <u>Shareholders Agreement</u>

On the Closing Date, Taylor and CT will enter into a Shareholders Agreement, in form satisfactory to the solicitors of CT and Taylor, which will contain an obligation of CT to award Exclusive Rights to the Corporation for the commercial use and exploitation of the technology described in Article III hereof. The Shareholders Agreement will further contain the following obligations:

(a) CT will produce the necessary prototypes and pre-production samples specified in any Commercial Contract;

(b) Taylor shall pay to CT, by certified cheque, money order, bank draft or direct wire transfer, a total sum of $250,000 as follows:

i. On the Closing Date, 88,000 common shares in the capital of Island Critical Care Corporation, ~~on the condition that such common shares are tradable on a North American stock exchange~~ and have a value of no less than $30,000, failing which, $30,000;

CT I.F. CT I.F.

ii. $100,000 on February 1, 2000;
iii. $40,000 on May 1, 2000;
iv. $40,000 on July 1, 2000; and
v. $40,000 on December 1, 2000.

(c) Taylor shall arrange for Commercial Contracts; and

(d) Taylor shall arrange for the necessary financing required for the timely manufacture by CT of pre-production prototypes, in accordance with the Commercial Contracts.

The Shareholders Agreement will further contain conventional buy-sell provisions and the right on the part of any shareholder to sell its shares to arms length third parties, subject to a right of first refusal on the part of the other shareholder and subject to piggy back rights permitting the other shareholders to require its shares to be included in any such sale.

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2.4 Commercial Contract

(a) Commercial Contract shall mean an agreement between the Corporation and an arms length third party (the "Client") which agreement specifies the commercial use of the technology, as described in Article III hereof, by the Client and the receipt by the Corporation of appropriate remuneration in respect of such commercial use, whereby CT shall receive no less than $1,000,000 as its share of any such Commercial Contract remuneration and whereby CT may, at its sole discretion, agree to receive a lower amount for any such Commercial Contract;

(b) In the event that the Corporation does not sign a Commercial Contract with any potential Client within eighteen (18) months from the Closing Date, Taylor shall transfer to CT such number of shares so that the shareholdings of the Corporation shall be in the following proportions:

| | | |
|---|---|---|
| Taylor | - | 50% |
| CT | - | 50% |

(c) ~~In the event that the Corporation does not sign a Commercial Contract with any potential Client within thirty (30) months from the Closing Date, this Agreement, at the sole discretion of CT shall become null and void;~~ I.F. CT I.F.

(d) In the event that CT arranges for the establishment of a Commercial Contract without the assistance of Taylor, CT shall receive no less than fifty percent (50%) of the profits from such a Commercial Contract, but in no event may CT enter into any agreement or relationship with a potential Client arranged for by Taylor and rejected from signing a Commercial Contract by the Corporation; and

(e) In the event that the Corporation refuses to enter in a Commercial Contract with a potential Client arranged for by CT, CT shall, at its own discretion, have the absolute right to enter into a business relationship or other types of agreements with such a potential Client.

## ARTICLE III

## EXLUSIVE RIGHTS

3.1 Patents

(a) CT hereby represents, warrants and covenants that, by application dated June 4, 1999, it has applied to be the patent holder of a patent related to a high energy

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buffer capacitor;

(b)   Further to the terms and conditions of this Agreement, CT shall award to the Corporation exclusive rights (the "Exclusive Rights") for the commercial use and exploitation of the high energy buffer capacitor technology, only for the following applications:

- back-up power supply source;
- uninterruptable power supply;
- accumulation of excessive electric power with subsequent return in the network for industrial applications;
- accumulation of electric power from other stationary sources (wind mills, diesel generators, solar batteries, etc.); and
- other applications that are not related to automotive or consumer electronics segments of the market.

(c)   Except as specified in this Agreement, it is acknowledged further that all past, present or future patents or patent applications, any current, past or future research, inventions, discoveries, software, formulae, processes, methods, techniques, data bases, manuals, know how, trade secrets, other proprietary information and IP of any kind whatsoever, whether or not patentable or copyrightable remains the sole property of CT and shall not be subject to a transfer to the Corporation or to any other entity or individual without the express written consent of CT, which consent shall not be unreasonably withheld if and when a Commercial Contract is signed between a Client and the Corporation.

## ARTICLE IV

## TECHNOLOGY OPTION

4.1   Technology Option Agreement

On the Closing Date, the Corporation shall enter into a Technology Option Agreement with CT with respect to other technologies available to CT. The Technology Option Agreement shall provide for the Technology Option, which shall entitle the Corporation to have the right of first refusal to acquire from CT the technology which is the subject matter of the Technology Option Agreement. The Technology Option Agreement shall be on terms satisfactory to the solicitors for Taylor and CT.

- 8 -

## ARTICLE V

## EXCLUSIVITY

5.1     Non-Competition Agreement

   (a)   On the Closing Date CT shall, and shall cause all of its officers and directors and such other principal parties as Taylor shall designate, to enter into a Non-Competition Agreement, in form satisfactory to Taylor, prohibiting each of them from competing or consulting, with respect to competitive technology within the frame of Exclusive Right clause, directly or indirectly for a period of thirty (30) months from the Closing Date, anywhere in the world.

   (b)   On the Closing Date Taylor shall, and shall cause all his employees, associates and such other principal parties as CT shall designate, to enter into a Non-Competition Agreement, in form satisfactory to CT, prohibiting each of them from competing or consulting, with respect to competitive technology within the frame of Exclusive Right clause, directly or indirectly for a period of thirty (30) months from the Closing Date, anywhere in the world.

   (c)   The Non- Competition Agreements shall be extended from time to time to cover the term of any Commercial Contract which may be in effect from time to time and to which the Corporation is a party.

5.2     Confidentiality Provisions

   (a)   On the Closing Date, CT shall, and shall cause all its officers and directors and such other principal parties as Taylor shall designate, to enter into a Confidentiality Agreement in form satisfactory to Taylor, prohibiting each of them directly or indirectly, for a period of thirty (30) months from the Closing Date, from disclosing or making use of or benefiting from all of the client contacts and other confidential information introduced by Taylor to the Corporation and to CT, without the consent in writing of Taylor.

   (b)   On the Closing Date, Taylor shall, and shall cause all his employees, associates and such other principal parties as CT shall designate, to enter into Confidentiality Agreement in form satisfactory to CT, prohibiting each of them, directly or indirectly, for a period of thirty (30) months from the Closing Date, from disclosing or making use of or benefiting from all of the client contacts and other confidential information introduced by CT to the Corporation and to Taylor, without the consent in writing of CT.

- 9 -

(c)     The Confidentiality Agreements shall be extended from time to time to cover the term of any Commercial Contract which may be in effect from time to time and to which the Corporation is a party.


# ARTICLE VI

# CONDITIONS OF CLOSING


6.1     Conditions of Closing

The completion of the transactions contemplated by this Agreement on the Closing Date is subject to the following terms and conditions to be fulfilled or performed at or prior to the Closing Date:

(a)     *Information supplied by CT.* All information and documentation provided by CT to Taylor and his representatives and agents prior to and after entering into this Agreement, including, without limitation, all information and documentation which has induced Taylor to enter into this Agreement and which has been provided by CT shall be true and correct at the Closing Date and a Certificate, in form and in substance satisfactory to Taylor shall have been delivered to Taylor at the Closing Date executed by such officers of CT as Taylor shall specify;

(b)     *Covenants.* All of the terms, covenants and conditions of this Agreement, to be complied with or performed at or before the Closing Date shall be complied with or performed to the satisfaction of the parties;

(c)     *No Action or Proceeding.* No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the completion of the transactions contemplated hereby;

(d)     *Due Diligence.* The parties shall have completed and shall be satisfied with the results of their due diligence review of each other and, without limiting the generality of the foregoing, the technology and patents to be provided to the Corporation within the frame of the Exclusive Rights and with the business viability of same.

(e)     *Legal Matters.* All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, and all legal matters relating to the transactions contemplated by this Agreement, shall have been approved as

- 10 -

to form and legality by the solicitors for Taylor and CT, acting reasonably; and

(f) *Agreements*. Each of the Shareholder Agreement, Technology Option Agreement, the Non-Competition Agreements and the Confidentiality Agreements shall have been executed and delivered in forms and substance satisfactory to the solicitors for Taylor and CT.

In the event that any of the conditions contained in this Section 6.1 shall not be performed or fulfilled at or prior to Closing Date to the satisfaction of the parties, each one of the parties may, by notice to the other party, terminate this Agreement and the obligations of the parties under this Agreement shall be terminated, except as set forth herein. Any such condition may be waived in whole or in part by either one of the parties hereto without prejudice to any claims it may have for breach of covenant, representation or warranty.

## ARTICLE VII

## CLOSING ARRANGEMENTS

7.1 Place of Closing

The Closing shall take place at the offices of Messrs. Krauss, Weinryb, counsel for Taylor, 5140 Yonge Street, Suite 1540, Toronto, Ontario M2N 6L7.

7.2 Further Assurances

Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will, at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

7.3 Survival of Covenants

All of the representations, warranties and covenants and obligations contained in this Agreement shall survive the Closing as applicable and shall remain in full force and effect for the

- 11 -

# ARTICLE VIII

# MISCELLANEOUS

8.1   Notices

(a)   Any notice or other communication which may be or is required to be given or made pursuant to this Agreement shall be deemed to have been sufficiently and effectively given if signed by or on behalf of the party giving notice and sent by either personal service, prepaid registered mail, telecopier, electronic mail or other electronic communication to the party to which it is intended at its or their address as follows:

    (I)   In the case of CT:

        C/o Michael Kishinevsky, Barrister and Solicitor
        Suite 223, 1750 Steeles Avenue West
        Concord, Ontario
        L4K 2L7

        Fax:   (905) 761-5537

    (II)   In the case of Taylor:

        C/o Messrs. Krauss, Weinryb, Barristers and Solicitors
        5140 Yonge Street, suite 1540
        Toronto, Ontario
        M2N 6L7

        Fax:   (416) 222-9788

(b)   Any notice or communication which may or is required to be given or made shall be made or given as herein provided or to such other address or in care of such other officer as a party may from time to time advise to the other parties hereto by notice in writing as aforesaid. The date of receipt of any such notice shall be the date of delivery of such notice if served personally and shall be deemed to be the fifth (5th) business day next following the date of mailing, if mailed as aforesaid. If at the date of any such mailing or on or before the second business day thereafter there is a general interruption in the operation of the postal service in Canada which does or is likely to delay delivery by mail of such notice, such notice, to the extent possible, shall be served personally and delivery by mail shall

- 12 -

not be deemed to have been received until the fifth (5th) business day following the restoration of the normal operation of the postal service.

(c)    Any party may at any time change its address for service from time to time by giving notice to the other party in accordance with this section 8.1.

8.2    Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first written above.

_____  )
Witness             )
             )               Chip Taylor, in trust
             )
             )
             )

C AND T CO. INC.

Per:    IGOR FILIPENKO
[Name:]
[Title:]  CEO, C&T Co Inc.

# EXHIBIT B

# AMENDMENT to the JOINT VENTURE AGREEMENT

A.M.

**THIS AGREEMENT** made as of the 26th day of November, 2000

**BETWEEN:**

**CHIP TAYLOR**, in trust, of the City of Mississauga, in The Regional Municipality of Peel, Province of Ontario

(hereinafter referred to as "Taylor")

**OF THE FIRST PART**

-and-

**C AND T CO., INC.**, a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as "CT")

**OF THE SECOND PART**

**WHEREAS** Taylor and CT agree to the amendment the JOINT VENTURE AGREEMENT signed on the 23 day of December, 1999.

**AMENDMENT - 1**
Taylor and CT agree to amend ARTICLE II - ORGANIZATION AND STRUCTURE OF THE CORPORATION - SUBSECTION - 2.3 SHAREHOLDERS AGREEMENT - PARAGRAPH - "B", of the JOINT VENTURE AGREEMENT signed on the 23 day of December, 1999.

**AMENDMENT - 2**
Taylor and CT agree to amend ARTICLE III - EXCLUSIVE RIGHTS of the JOINT VENTURE AGREEMENT signed on the 23 day of December, 1999.

**All other Articles, Subsections and Paragraphs of the JOINT VENTURE AGREEMENT, unless specified are to remain unchanged.**

This AMENDMENT to the JOINT VENTURE AGREEMENT **will be in effect only in the event that CT signs an agreement with the third party.**

# AMENDMENT - 1

## ARTICLE II
## ORGANIZATION AND STRUCTURE OF THE CORPORATION

2.3 Shareholders Agreement

(b) Taylor shall pay to CT by certified cheque. money order. bank draft or direct wire transfer, a total sum of $210,000 as follows:

    i.      On the Closing Date of the Joint Venture Agreement 88,000 common shares in the capital of Island Critical Care Corporation, have been granted to CT. Of the 88,000 shares CT will return 80,000 to Taylor immediately upon his request.

    ii.     $100,000 on February 1, 2000;

    iii.    $40,000 on May 1, 2000; and

    iv.    $40,000 on July 1, 2000;

# AMENDMENT - 2

## ARTICLE III
## EXCLUSIVE RIGHTS

3.1    Patents

(a) CT hereby represents, warrants and covenants that, by application dated June 4, 1999, it has applied to be the patent holder of a patent related to a high energy buffer capacitor;

(b) Further to the terms and conditions of this Agreement, CT shall award to the Corporation exclusive rights (the "Exclusive Rights") for the commercial use and exploitation of the high energy buffer capacitor technology. only for the following application,

- accumulation of excessive electric power with subsequent return in the network for large scale applications. To build a large scale energy storage facility that will function alongside a power generation facility, or the power grid system;

(c) Further to the terms and conditions of this Agreement, CT shall award to the Corporation exclusive rights (the "Exclusive Rights") for the commercial use and exploitation of the high energy buffer capacitor technology, only in the following seventeen(17) State of the United States of America. The seventeen (17) States will be provided by Taylor at his discretion;

- 
- 
- 
- 
- 
- 
- 
- 
- 

(d) Upon successful realization of the project in the above location, CT reserves the right to grant to the Corporation exclusive rights for additional locations;

(e) Except as specified in this Agreement, it is acknowledged further that all past, present or future patents or patent applications, any current, past or future research, inventions, discoveries, software, formulae, processes, methods, techniques, data bases, manuals, know how, trade secrets, other proprietary information and IP of any kind whatsoever, whether or not patentable or copyrightable remains the sole property of CT and shall not be subject to a transfer to the Corporation or to any other entity or individual without the express written consent of CT.

**IN WITNESS WHEREOF**, the parties hereto have duly executed this Amendment to the Joint Venture Agreement as of the day and year written above.



<u>Witness</u>

)
)
)
)
)
)
)



Chip Taylor, in trust



Andrew Malitskyi
Vice President
C AND T CO., INC.

# EXHIBIT C

# Mega-C Power Corp.

Suite 505, 133 Richmond Street W. Toronto, Ontario

September 11, 2001

Mr. Lewis S. Taylor
President, Mega-C Technologies Inc.
56 Temperance Street, Suite 300
Toronto, ON M5V 3V9

The following is a summary of our agreement reached based on our meetings and conversations during July, August and September 2001 between Net Capital Ventures Inc (recently renamed Mega-C Power Corporation) and Mega-C Technologies Inc ("Mega-C Technologies"):

In consideration of Mega-C Power Corporation ("Mega-C Power") raising US$5.25 million for Mega-C Technologies, of which US$250,000 will be provided initially:

1.  Mega-C Technologies will issue to Mega-C Power the number of Shares representing 49% of the total Shares issued and outstanding for nominal consideration ("$1 and other considerations"), no later than commencement of trading of Shares of Mega-C Power on a recognized stock exchange or the US$5 million having been raised, whichever is earlier.

    These Shares, owned by Mega-C Power, representing 49% of Mega-C Technologies, are non-dilutable.

    A Shareholder agreement will be drafted to include provisions for certain decisions by the Shareholders requiring Mega-C Power's approval. (For example, the commercialization, sale, licensing and/or disposal of assets; approval of annual operating budgets, capital expenditures, and incurrence of debts, guarantees; providing of security, etc).

    Mega-C Power will have the right to appoint three out of seven Directors on Mega-C Technologies' Board of Directors. Mega-C Technologies reserves the right to appoint two Directors on the Board of Directors of Mega-C Power.

2.  In consideration of the financial arrangement described in paragraph 3, Mega-C Technologies hereby grants to Mega-C Power Corporation exclusive worldwide unlimited rights for the commercialization, business development, licensing, sublicensing, marketing and distribution rights of the technologies owned, controlled, licensed and/or developed - currently in place or in the future - by Mega-C Technologies, ("The Technologies"). This includes the right to have products made and/or resold using The Technologies.

3.  Mega-C Power will pay Mega-C Technologies 10% royalty on its quarterly revenues received from the sale of the Mega-C Technologies products derived from The Technologies. Alternatively, in lieu of a royalty percentage, if it is mutually agreed in writing between the parties, Mega-C Technologies may charge a price based on gross margin, or a fee per unit, or the parties may enter into a profit sharing arrangement to be mutually agreed.

    In the case whereby technology is to be licensed or sold, both Mega-C Technologies and Mega-C Power will agree on the terms and conditions of the License or Sale to third parties.

# Mega-C Power Corp.

Suite 505, 133 Richmond Street W. Toronto, Ontario

4. Mega-C Technologies is responsible for continued on-going product and technology improvement, development and customization, as well as on-going research and development and filing of additional patent applications - to enable Mega-C Power (or its licensees) to develop, manufacture or have manufactured, use and sell The Technologies. Mega-C will provide the technical assistance and information required for Mega-C Power to bring the Technologies to market. Mega-C Technologies and Mega-C Power will be responsible for defending the Intellectual Property rights (for example, Patents).

The cost of the continued application development and customization for Mega-C Power by Mega-C Technologies will be borne by Mega-C Power as advances to be offset against future royalty payments or profit sharing.

Mega-C Technologies is responsible for producing manufacturable prototypes, establishing quality standards, and obtaining certifications. Mega-C Technologies and Mega-C Power together will be responsible for establishing and managing the manufacturing, assembly and subcontracting processes.

Mega-C Technologies represents and warrants that it controls all rights including but not limited to the Patents, intellectual property and trade secret rights related to the capture, storage and release of energy (including "buffering devices") as described in the Mega-C Technologies business plan (hereinafter referred to as "Energy Banking").

Mega-C Technologies has the sole right to grant the exclusive rights granted or described in this agreement, to Mega-C Power, for the commercialization of the Energy Banking related products and The Technologies.

Mega-C Technologies will use $3 million raised to develop a Research & Development facility. Mega-C Research Inc will continue research in the same areas of Energy Banking, as well as new unrelated areas approved by Mega-C Technologies' Board of Directors.

Mega-C Power is the entity that will license, be responsible for business development, sales and marketing, and commercialization of the resulting products related to the rights granted herein, from Mega-C Technologies and Mega-C's Research & Development facility.

In consideration of the US$5 million raised, Mega-C Technologies will provide, if required by Mega-C Power, a bank line of credit up to US$1 million, until funds are raised to replace the line of credit.

Notwithstanding Paragraph 1 (above), 2.5 Million Shares of Mega-C Power will be held in escrow to satisfy the private placement by Mega-C Power (of a minimum of US$5 Million). However, if Mega-C Technologies and Mega-C Power decide jointly that it is in their best interests not to proceed with this private placement within thirty (30) days of Mega-C Power being listed and trading, then the escrowed 2.5 million Shares will be released to Mega-C Technologies for a total payment of $1.00.

I have the authority to bind the Corporation
And to have the appropriate Shares issued.

[signature] Sept. 13/2001

Per: Rene K. Pardo — Date

I have the authority to bind the Corporation
And to have the appropriate Shares issued.

[signature] Sep 13/01

Per: Lewis S. Taylor — Date

# EXHIBIT D

2002 - April
Agreement

# AGREEMENT OF ASSOCIATION

**THIS AGREEMENT OF ASSOCIATION** dated as of the 2nd day of April, 2002.

BETWEEN:

**MEGA-C TECHNOLOGIES INC.**, a corporation incorporated pursuant to the provisions of the *Business Corporations Act* (Ontario),

(hereinafter referred as "Tech")

OF THE FIRST PART;

- and -

**MEGA-C POWER CORPORATION**, a corporation incorporated pursuant to the laws of the State of Nevada in the United States of America,

(hereinafter referred to as "Power")

OF THE SECOND PART;

- and -

**C&T CO. INCORPORATED**, a corporation incorporated pursuant to the provisions of the *Business Corporation Act* (Ontario),

(hereinafter referred to as "C&T")

OF THE THIRD PART.

**WITNESSES THAT:**

**WHEREAS** each of Tech, C&T and Power propose to work together in the areas of financing, developing, marketing, implementing and exploiting certain technologies belonging to C&T and licensed to Tech, which technologies are associated with super-capacitors and hybrid super-capacitors in the area of buffering applications and distributive devices;

**AND WHEREAS** upon this agreement of association becoming effective, certain shares of Tech and Power will be exchanged or transferred in accordance with the provisions of this agreement of association;

**NOW THEREFORE**, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

1

# ARTICLE I

## DEFINITION AND
## INTERPRETATION

Section 1.1 <u>Definitions</u>: In this agreement of association, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "Agreement" means this agreement of association including any exhibits hereto as the same may be supplemented or amended from time to time;

(b) "BCA" means the *Business Corporations Act* (Ontario), R.S.O. 1990, c.B-16, as amended;

(c) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in the Province of Ontario;

(d) "Charter Documents" means the articles and by-laws of Tech;

(e) "Tech Shares" means the issued and outstanding common shares in the capital of Tech;

(f) "Person" means and includes and individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and government or any agency or instrumentality thereof;

(g) "Power Shares" means the issued and outstanding common shares in the capital of Power;

(h) "Subsidiary" means with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a Subsidiary; and

(i) "Technologies" means the patent-pending, proprietary energy storage technology in the area of buffering applications and devices and distributive applications and devices belonging to C&T as of the date hereof for which patent applications have been and will be made, and any improvements thereto.

(j) "buffering applications and devices and distributive applications and devices" means the commercial realization of the Technologies for the following applications, any or all of which, may or may not require customization: (a) back-up power or uninteruptible power supply (UPS); (b) accumulation of electric power for subsequent peak shaving, co-generation, distribution, and/or replacement of network electric power in utility, industry, business and/or residential markets; (c) accumulation or buffering of electric power from alternative energy stationary sources (such as wind, fuel cells, solar, biomass, geothermal, hydroelectricity, etc.); and (d) all other distributive applications that are not related to motive, traction or recuperative products or which do not integrate the Technologies with traditional portable consumer power products (such as cell phones, palm pilots, power tools, flash lights, lap tops, etc.).

Section 1.2 **Currency**: All amounts of money which are referred to in this Agreement are expressed in the lawful money of the United States of America unless otherwise specified.

Section 1.3 **Interpretation Not Affected Heading**: The division of this Agreement into articles, section, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and any exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instruments supplementary or ancillary hereto.

Section 1.4 **Number and Gender**: Unless the context otherwise requires, words importing the singular number also shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

Section 1.5 **Date for Any Action**: In the event that any date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day after the Business Day in such place.

Section 1.6 **Meaning**: Words and phrases used herein and defined in the BCA shall have the same meaning herein as in the BCA unless otherwise defined herein.

Section 1.7 **Agreement Binding**: All previous agreements between the parties hereto are hereby cancelled and annulled and this Agreement shall be binding upon the parties, notwithstanding anything agreed to in any previous document.


## ARTICLE 2
## ASSOCIATION AND STRUCTURE

Section 2.1 **Issuance of Shares**: The parties hereto covenant and agree that, on a proportional basis, immediately upon Power making the payments contemplated by paragraphs 2.8(a) and 2.8(c) hereof, Tech will issue to Power common shares representing up to 50% of the Tech Shares.

Section 2.2 **Non-Dilution**: The parties hereto covenant and agree that the Tech Shares issued pursuant to Section 2.1 hereto shall not be subject to any subsequent dilution without the prior written approval of Power.

**Section 2.3** <u>Shareholders Agreement</u>: The parties hereto covenant and agree that immediately upon the issuance of Tech Shares pursuant to Section 2.1 hereto, the parties, acting reasonably, shall enter into a unanimous shareholders agreement in respect of Tech specifying, among other things, commercialization, sales, licensing and/or disposal of assets, approval of annual operating budgets, capital expenditures, incidence of debts, guarantees, security provisions and acknowledging, among other things, that all decisions of Tech are to be made by the vote of no less than 80% of Tech Shares.

**Section 2.4** <u>Directorship</u>: The parties hereto covenant and agree that, at the time of the signing of the shareholders agreement described in Section 2.3 hereto, Power shall have the right to appoint three directors of Tech and Tech shall have the right to nominate two directors of Power.

**Section 2.5** <u>Exclusivity</u>: C&T hereby grants Power an exclusive (save and except for the license granted to Tech described below), perpetual, irrevocable, unconditional, unlimited, worldwide right and license to sublicense, market, sell, distribute, manufacture and otherwise exploit, directly or indirectly, the Technologies or any part thereof, and any applications, devices or products with the Technologies or any part thereof incorporated in them; provided, however, that:

    (a)    Power will sublicense only Subsidiaries or entities with which it enters into sublicense agreements pursuant to which such entities' financial activities are under the majority control of Power;

    (b)    Notwithstanding anything else in this Agreement, C&T shall be consulted with respect to any licensing, subleasing, sale, distribution or other divestment, full or partial, temporary or permanent, of the Technologies (collectively, "Technology Transfer") and Power shall use its best efforts to preserve and optimize the rights of Tech granted hereunder, including, but not limited to the royalty described in paragraph 2.6 to this Agreement; and

    (c)    Tech reserves onto itself the right to solicit and receive its own orders for the manufacturing and sale of the Technologies pursuant to the terms of the license granted to Tech by C&T (the "Tech License") directly to the end users. In respect of reservation (b) immediately above, C&T, Tech and Power hereby agree that in no event shall C&T or Tech be permitted to license, sublicense, market, sell or distribute the Technologies, directly or indirectly, other than to an end-user of the Technologies, and C&T and Tech agree that the licensing, sublicensing, marketing, selling or distributing of the Technologies to any Person other than to an end-user pursuant to the Tech License is strictly prohibited. For the purposes of this subsection, end-users include, but are not limited to any entity, corporate or otherwise, which generates, distributes or uses power generated as a result of implementing the Technologies.

It is hereby further agreed that 50% of all gross profit received by Tech in the exploitation of its license as described above, shall be segregated in a separate account in trust for Power, and shall be paid to Power quarterly. For the purpose of this provision, "gross profit" means the selling price of any product less the cost of the same. C&T, Tech and Power shall take such measures as all of the parties hereto, acting reasonably, may require so as to implement the restrictions herein stated.

Section 2.6   Royalty: Power covenants and agrees to pay Tech a royalty of 20% all gross revenues from all sales, licences, developments or other sources of income received by or through the efforts of Power or a Subsidiary of Power in the exploitation of the Technologies (the "Gross Revenues"). Notwithstanding the foregoing, Power shall have the option, in lieu of paying the royalty to Tech described above, of paying a royalty of 10% of Gross Revenues directly to C&T or its designates. All payments of royalty shall be made no later than seven (7) days after the end of each fiscal quarter of Power, by cash, certified cheque or money order. In the event that payment of the royalty would result in a negative cash flow to Power of operations in respect of the exploitation of the Technologies, then:

(a)   such portion of the royalty payment which can be paid without causing such negative cash flow shall be paid and the balance shall be paid by Power immediately when a sufficient positive cash flow from such operations can be established; or

(b)   Tech may receive, at its option but only upon thirty (30) days prior notice to Power, immediate payment in the form of non-restricted, Power Shares based on a formula of closing prices averaged over the ten (10) preceding trading days from the date of Tech delivering such notice; provided, however, that the foregoing option shall be subject both to all such regulatory approvals as may be required and that Tech's option shall not operate if Power shall pay to Tech all royalty sums owed by it under this subsection prior to the expiration of the aforesaid thirty (30) day period.

For the purpose of computing Gross Revenues hereunder, Gross Revenues shall not include any federal, provincial, state or local taxes (other than tax on Power's income), withholding taxes or any other levies, duties or tariffs of any nature what so ever.

Power further covenants and agrees that the royalty payments to Tech shall take precedence over any investment or diversification expenditures of Power or any Subsidiary.

Section 2.7   Alternative Consideration: At any time during the term of the Agreement, in lieu of royalty payments described in Section 2.6 hereto, Tech, Power and C&T may mutually agree in writing to alter the terms of consideration payments to include, without limitation, charging a price based on gross margin, fees per unit or any other mutually acceptable profit sharing arrangement.

Section 2.8   Consideration: As consideration for the 50% of Tech Shares Power covenants and agrees:

(a)   to pay to the shareholders of Tech, or to the order of any other Person as directed by the shareholders of Tech, $2,000,000 or Power Shares, as may be agreed to by the shareholders of Tech;

(b)   to pay to Tech, $3,000,000.00 and not to object to such funds being invested into a new corporation created for the purposes of investment into a research facility / laboratory; and

(c)   to issue to the shareholders of Tech 10% of all of the issued and outstanding Power Shares, which shares shall not be further diluted, without the express consent of Tech while Power remains a private corporation – if, after Power becomes a public corporation, the market capitalization of Power is below $200,000,000 the 10% shareholdings of Tech shall be maintained. If the market capitalization of Power is more than $200,000,000, the Power Shares issued to Tech may be diluted through additional private placements by Power but, at all times, Tech shall be given the opportunity to subscribe for additional Power Shares, at the regular subscription price, in order to maintain Tech's holdings of up to 10% of Power Shares.

The balance of the $3,000,000 and $2,000,000 described in Section 2.8(a) and (b) above shall be paid in $400,000 increments, payable every sixty (60) days beginning on February 1, 2003. The Power Share described in Section 2.8(c) above shall be delivered within ten (10) Business Days of the execution of this Agreement.

Failure by Power to make complete payments, in respect of any of the items described herein, shall invalidate the exclusivity provisions of paragraph 2.5, subject to a sixty (60) day period permitted to Power to remedy its default, and Power will no longer have exclusive right and license to sublicense, market, sell, distribute, manufacture and otherwise exploit, directly or indirectly, the Technologies or any part thereof, and any applications, devices or products with the Technologies or any part thereof incorporated in them.

## ARTICLE 3

## ADDITIONAL COVENANTS

Section 3.1    <u>Covenants of C&T and Tech</u>: C&T and Tech hereby jointly and severally covenant and agree with Power as follows:

(a)    Subject to Power making the payments contemplated by paragraphs 2.8(a) and (b) hereof, Tech and C&T shall continue the improvements, research, development and customization of the Technologies, and provide technical assistance and information required by Power;

(b)    Subject to Power making the payments contemplated by paragraphs 2.8(a) and 2.8(b)hereof, Tech and C&T shall produce prototypes and related engineering and design for the Technologies, maintain quality standards and obtain necessary patents and certifications for the Technologies;

(c)    Subject to Power making the payments contemplated by paragraphs 2.8(a) and 2.8(b), Tech and C&T shall continue to conduct further research into the Technologies;

(d)    C&T and Tech hereby agree that they shall provide to Power all information, diagrams, schematics, plans and drawings, and all such levels of support as may be required by Power to enable Power to sublicense, manufacture, distribute, market and sell the Technologies or any part thereof, and all applications, devices and products with the Technologies or any part thereof incorporated therein as Power may require, all without cost to Power;

(e)    Subject to Power having made the payments contemplated by paragraphs 2.8(a) and (b) hereof, Tech and C&T will provide, if required by Power, a bank line of credit of up to $1,000,000, until such a time as Power raises sufficient funds to replace the line of credit, but in any event, no longer than 12 months;

(f)     Tech and its Subsidiaries will carry on business in the ordinary course and will not enter into any transactions or incur any obligation out of the ordinary course of business, except as contemplated in this Agreement or as otherwise agreed to in writing by the parties hereto;

(g)     C&T and Tech will make available and cause to be made available to Power and its agents and advisors, as soon as possible, all documents and agreements (including, without limitation, minute books) as may be necessary to enable Power to effect a thorough investigation of C&T and Tech and their Subsidiaries, their respective businesses, properties and financial status in relation to the Technologies and Power's use of them, and to enable Power to provide all disclosure necessary or advisable to its shareholders and regulatory authorities in relation thereto, and they shall co-operate with Power in securing access for Power to any such documentation not in the possession or under the control of either of them. Tech shall disclose its complete and audited financial statements to Power, which financial statements shall be provided by each of them on a timely basis, as required by Power during the duration of this Agreement;

(h)     Tech will not, and will not permit any of its Subsidiaries, to alter or amend their Charter Documents as the same exist at the date of this Agreement, except as contemplated herein;

(i)     Tech and C&T will use their best efforts to do, all such other acts and things as may be necessary or required in order to give effect to this Agreement and, without limiting the generality of the foregoing, Tech and C&T will use their best efforts to apply for and obtain such consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of this Agreement; and

(j)     Tech and C&T covenant that the Technologies function properly for the applications and devices into which the Technologies may be incorporated by Power in accordance with this Agreement. Notwithstanding anything herein contained, in the event that the Technologies fail to so function, and without limiting Power's other rights and remedies hereunder, C&T and Tech shall provide all such engineering, design and technical support to Power so as to ensure that the Technologies so function, at no cost to Power.

Section 3.2     Covenants of Power: Power hereby covenants and agrees with Tech as follows:

(a)     Power shall be responsible for licensing, business development, sales, marketing, commercialization and exploitation of the Technologies;

(b)     Power shall pay for any amounts, as mutually agreed by C&T, Tech and Power, which may be charged by C&T and Tech in connection with the support, research, development or customization of the Technologies, which support, research, development or customization was requested by Power on a project-by-project basis, including a reasonable profit based on cost;

(c)     Power will make available and cause to be made available to Tech and its agents and advisors, as soon as possible, all documents and agreements (including, without limitation, minute books) as may be necessary to enable Tech to effect a thorough investigation of Power and its Subsidiaries, its business, properties and financial status and to enable Tech to provide all disclosure necessary or advisable to its shareholders and shall co-operate with Tech in securing access for Tech to any such documentation not in the possession or under the control of Power; and

(d)     Power will use its best efforts to do, and will cause each of its Subsidiaries who is a party hereto to use its best efforts to do, all such other acts and things as may be necessary or required in order to give effect to this Agreement and, without limiting the generality of the foregoing, Power will use its best efforts to apply for and obtain such consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of this Agreement.

Section 3.3     Joint Covenants: The parties hereto hereby jointly covenant and agree with each other as follows:

(a)     C&T and Tech shall be jointly responsible for the commencement of actions, claims or proceedings asserting, or in respect of the defence of any demands, claims, actions or proceedings concerning, any intellectual property rights associated with or ancillary to the Technologies; provided that Power may, at its option, take carriage of the claims, actions, proceedings in either regard. To the extent it elects to do so, Power may finance the same.

## ARTICLE 4

## REPRESENTATIONS

Section 4.1     Technologies Rights: C&T represents and warrants that it: (a) owns all rights, including but not limited to the patents, trade marks, trade secrets, know how and any other intellectual property rights related to the Technologies; (b) C&T has the sole right to grant exclusive rights, as described herein, to Power; (c) that it has patents for or relating to the Technologies and has made applications for the same, and shall prosecute diligently its applications for patents for the Technologies, and that it has the right to enter into this Agreement, that it is not a party to any existing agreements, grants, licenses, encumbrances or obligations, written or oral, inconsistent with this Agreement, and that it has no actual knowledge of any basis for invalidity or unenforceability of such patent applications, and it further represents and warrants that it has no present knowledge of the existence of any patents or applications which would be infringed by the making or having made, using, selling or licensing of the Technologies which are disclosed and claimed in the licensed patent rights or applications therefor.

8

**Section 4.2** <u>Representations and Warranties of the Parties</u>: Power, Tech and C&T hereby represent and warrant to and in favour of each other that:

(a)    Each of the parties hereto has been duly incorporated and is a valid and subsisting corporation in its own jurisdiction, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and, to the best of its knowledge, is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary;

(b)    The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of the parties hereto and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of each party, enforceable in accordance with its terms;

(c)    In respect of C&T and Tech, that neither of them has any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating either of the parties to issue any additional shares or other securities;

(d)    To the best of the knowledge of each party hereto, the business of each of the parties hereto is conducted in all material respects in compliance with all applicable laws, regulations and ordinances of all authorities having jurisdiction, and without limiting the generality of the foregoing, that the licensing, sublicensing, marketing, distribution or sale of the Technology shall not violate the export control laws of either the United States of America or Canada;

(e)    Except as described herein, each party hereto warrants that there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of such party or any of its Subsidiaries, instituted, pending or, to the knowledge of such party, threatened against or affecting such parties, or any of its Subsidiaries, at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of such party, or any of its Subsidiaries, threatened, against such party, or any of its Subsidiaries, which would prevent or materially hinder the consummation of this Agreement or any other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of such party and its Subsidiaries on a consolidated basis and, to the best of the knowledge, information and belief of such party, there are no grounds upon which any such actions, suits, proceedings, investigations, claims or demands may be commenced or made with a reasonable likelihood of success;

(f)     Each party hereto warrants that each contract to which such party is a party, or to which any Subsidiaries is a party, which is material to the ownership, use or operation of a material portion of the business, properties or assets of such party or its Subsidiaries on a consolidated basis, is in full force and effect and, to the best of the knowledge and belief of such party hereto, is valid, binding and enforceable against such party in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default;

(g)     None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfillment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i)     violate any provisions of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to each party hereto or any of its Subsidiaries;

(ii)     conflict with any of the terms, conditions or provisions of the Charter Documents of any party hereto or its Subsidiaries; and

(iii)     conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which any party hereto or its Subsidiaries is a party or by which it is bound or to which its property is subject.

C&T and Tech hereby agree that they shall be jointly and severally liable to Power in respect of a breach by one said party of any representation, warranty or covenant contained herein.

## ARTICLE 5

### AMENDMENT AND TERMINATION

Section 5.1     Amendment: This Agreement may, at any time and from time to time be amended by written agreement of all of the parties hereto.

Section 5.2     Rights of Termination: Subject to as may be otherwise set forth herein, if any of the conditions contained in this Agreement shall not be fulfilled or performed by Power (on the one hand), or Tech or C&T (on the other hand), the non-defaulting party shall provide the other with sixty (60) days to remedy its default. If the other party fails to remedy its default within the sixty (60) day period, then the non-defaulting party may terminate this agreement on ten (10) days' notice to the other parties hereto (provided that the subject default is not remedied during said ten (10) day period), and in such event all parties hereto shall be released from all obligations under this Agreement, and all rights of specific performance by any of the parties

10

hereto shall terminate. Notwithstanding anything herein contained, and save and except as provided in paragraph 5.3 hereof, and further save and except for a breach by Power of the provisions of paragraph 2.8(a), 2.8(c) or 2.8 (d) hereof, any breach of an obligation of Power under this Agreement shall give rise to a claim for damages only and, irrespective of whether this Agreement is terminated by the non-defaulting party, the license granted to Power pursuant to paragraph 2.5 hereof shall not be terminated, and shall continue in full force and effect.

Section 5.3    Termination: Notwithstanding anything contained herein, the parties hereto agree that either Power (on the one hand) or Tech or C&T (on the other hand) shall have the right to forthwith terminate this Agreement by giving written notice of termination to the other party or parties, as the case may be, (the "Subject Party") upon the occurrence of any one or more or the following events:

(a)    The Subject Party becoming insolvent or filing an assignment in bankruptcy or being or becoming bankrupt or upon the appointment of a receiver for all or substantially all of the property and assets of the Subject Party;

(b)    the making by the Subject Party of any assignment or attempted assignment for the benefit or creditors; and

(c)    the institution by the Subject Party of any act or proceeding for winding up of its business or upon the sale or other disposition by the Subject Party of all or substantially all of its property and assets.

Section 5.4    Effect of Termination: Upon the termination of this Agreement:

(a)    in the event that the Subject Party is Power, the license granted to Power in respect of the Technologies shall terminate; and

(b)    in the event that the Subject Party is C&T, all right, title and interest of C&T in the Technologies shall be transferred and assigned to Power.

# ARTICLE 6

## ARBITRATION

Section 6.1    Any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement, or the performance, breach, termination or validity thereof, shall be finally settled by arbitration. Either party may initiate arbitration within a reasonable amount of time after any such dispute, controversy or claim has arisen, by delivering a written demand for arbitration upon the other party. The arbitration shall be conducted in accordance with the Ontario Arbitration Act, S.O. 1991, c.17. The arbitration shall take place in Toronto, Ontario, and shall be conducted in English.

Section 6.2    The arbitration shall be heard by a panel of three (3) arbitrators pursuant to the following process:

(a)     the party initiating arbitration shall nominate one (1) arbitrator and shall notify the other party of such nomination. Such notice shall set forth a description of the matter submitted for arbitration. Within thirty (30) calendar days after receiving such notice, the other party shall nominate an arbitrator and the two (2) arbitrators nominated shall select a chairperson of the arbitration panel to act jointly with them. If the said arbitrators are unable to agree on the selection of a chairperson, then the chairperson shall be appointed by the Superior Court of Justice (Ontario) on application by either party; and

(b)     if the party hereto receiving the notice of the nomination of an arbitrator by the party initiating arbitration fails within the said thirty (30) days to nominate an arbitrator, then the arbitrator nominated by the party desiring arbitration may proceed alone to determine the dispute in such manner and at such time as he or she shall think fit, and the award shall be binding upon the parties and shall not be subject to appeal.

Section 6.3     The arbitrators shall have the authority to award any remedy or relief that a court or a judge of the Supreme Court of Justice (Ontario) could order or grant in accordance with this Agreement, including, without limitation, specific performance of any obligation created under this Agreement, the issuance of an interim, interlocutory or permanent injunction, or the imposition of sanctions for abuse or frustration of the arbitration process. The arbitral award shall be in writing, stating the reasons for the award, and shall be final and binding on the parties with no rights of appeal. The arbitrators shall award costs to the prevailing party, if any, all of its costs and fees. "Costs and fees" means all reasonable pre-award expenses of the arbitration, including arbitrators' fees, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone, witness fees, expert fees and counsel's fees.

Section 6.4     The arbitration shall be kept confidential and the existence of the proceeding and any element of it shall not be disclosed beyond the arbitrators, the parties, their respective counsel and any person necessary to the conduct of the proceeding, except to the extent that any disclosure may be required by law.


ARTICLE 7

GENERAL

Section 7.1     Notices: All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or by facsimile, in each case addressed to the attention of the President at:


(a)     in the case of Tech or C&T:
        219-1600 Steeles Avenue West
        Concord, Ontario              Attention:      President, Tech or C&T
        L4K 4M2                       Facsimile:      (905) 761-5537


12

(b)     in the case of Power:
        100 Caster Avenue
        Vaughan, Ontario          Attention:    CEO, Mega-C Power Corporation
        L4L 5Y9                   Facsimile:    (416) 369-0515

Section 7.2    Assignment:  No party hereto may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

Section 7.3    Binding Effect:  This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.4    Waiver:  Any waiver or release of any of the provisions of this Agreement, to be effective must be in writing and executed by all parties hereto granting such waiver or release.

Section 7.5    Governing Law:  This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

Section 7.6    Counterparts:  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 7.7    Entire Agreement:  This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understanding, negotiations and discussions, whether oral or written, between any of the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF the parties hereto have entered into this Agreement as of the date hereinbefore written.

MEGA-C TECHNOLOGIES INC.                MEGA-C POWER CORPORATION

Per: _____           Per: _____
Name: LEWIS TAYLER                      Name:  RENE PAROS
Title: PRESIDENT                        Title:  CEO

C & T CO. INCORPORATED

Per: _____
Name:  Filipe NK          Icor
Title:

# EXHIBIT E



| Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue Queen ouest Toronto ON M5H 3S8 |

André J. Moniz LL.B.
Investigation Counsel
Enforcement Branch

Web site: www.osc.gov.on.ca
TDX 76
CDS-OSC

Direct Line: (416) 593-2383
Fax No.: (416) 593-2319
Toll Free: 1-877-785-1555 ext.2383
E-mail: amoniz@osc.gov.on.ca

February 18th, 2003

**Via Facsimile (905) 264-1908 & Registered Mail**

Mr. Rene Pardo
President & Chief Executive Officer
Mega-C Power Corporation
100 Caster Avenue
Vaughan, Ontario L4L 5Y9

Dear Mr. Pardo,

**Re: Mega-C Power Corporation ("Mega-C")**

Staff of the Ontario Securities Commission ("OSC") is currently making inquiries regarding the promotion and distribution of Mega-C securities and would appreciate your assistance in obtaining information as follows:

1. Please detail all past and present efforts undertaken to promote the sale of Mega-C securities. Kindly also identify all agents retained to assist Mega-C in this regard and describe their specific function and responsibilities.

2. Please detail your involvement in the promotion and sale of Mega-C securities.

3. Please describe Mr. Lewis Taylor's specific job responsibilities and detail his involvement in the promotion and sale of Mega-C securities.

4. Please describe Mr. Marvin Winick's relationship and responsibilities with respect to Mega-C, including any involvement in the promotion and sale of Mega-C securities.

5. Please describe Mr. William (Bill) Azzalino's relationship and responsibilities with respect to Mega-C, including any involvement in the promotion and sale of Mega-C securities.

6. Please provide a breakdown, as follows, of the number of investors who have, at any time, held an investment in Mega-C securities:
(a) by U.S. State – further broken down by type of security held;
(b) by Province - further broken down by type of security held;

(c) by Country, if the investor resides outside of Canada and the U.S. - further broken down by type of security held.

7. Please identify all Ontario residents who held and/or continue to hold Mega-C securities and advise as to any resale or transfers of Mega-C securities by Ontario residents.

8. For all Ontario residents identified in response to question 7 above:
(a) Please provide the specific securities law registration and prospectus exemptions relied upon for each sale of securities;
(b) If relying upon the "Accredited Investor" exemption of s. 2.3 of OSC Rule 45-501, please identify the specific paragraph each Ontario resident investor qualified under as listed in the section 1.1 definition of "accredited investor" of OSC Rule 45-501;
(c) Please detail the due diligence undertaken by Mega-C for the purposes of determining the availability of a particular exemption used.

9. Please list all current and former Mega-C directors, officers, employees and consultants who hold Mega-C securities and identify the type of securities that each of the foregoing hold and their Province or State of residence (if they reside outside of Canada and the U.S., please identify their country of residence).

10. If there are no Ontario residents who hold Mega-C securities, please advise as to the purpose of including paragraph 9, in the Mega-C Investment Subscription Agreement. Paragraph 9 makes reference to an "acknowledgement" by the signatory that if the signatory is a resident in Ontario, the subscriber is an "accredited investor" as defined in "Amended OSC Rule 45-501".

11. Please advise as to whether all Mega-C Form 45-501F1s and Mega-C Offering Memorandums have been duly filed with the OSC as required. If not, please advise as to why this is not the case.

Kindly forward the requested information to the undersigned by March 4th, 2003. Thank you for your assistance in this matter.

Yours truly,

ONTARIO SECURITIES COMMISSION

Per:



André J. Moniz

# EXHIBIT F



**Mega-C Technologies Inc.**
**56 Temperance St. Ste. 300, Toronto, ON**

June 10, 2003

**DELIVERED BY FACSIMILE**

Rene Pardo
President and CEO, Mega-C Power
100 Caster Avenue
Woodbridge, ON
L4L 5Y9

Dear Mr. Pardo,

This is to advise you that Mega-C Technologies Inc. is hereby giving you notice that in ten (10) days we will be terminating our association with your company in accordance with Section 5.2 of our Agreement of Association dated April 2, 2002.

Please be reminded that on April 1, 2003, Mega-C Power defaulted on its obligations to Mega-C Technologies. Then on June 1, 2003, Mega-C Power allowed the sixty-day grace period to remedy the default also to lapse. This left our company without any choice but to revoke the perpetual, worldwide, exclusive license that we extended to your company. Section 2.8 of the Agreement reads:

> *Failure by Power to make complete payments, in respect of any of the items described herein, shall invalidate the exclusivity provisions of Paragraph 2.5, subject to a sixty (60) day period permitted to Power to remedy its default, and Power will no longer have exclusive right and license to sublicense, market, sell, distribute, manufacture and otherwise exploit, directly or indirectly, the Technologies or any part thereof, and any applications, devices or products with the Technologies or any part thereof incorporated in them.*

I note that in your letter to me dated May 30, 2003, you asked for an extension of twenty-one (21) days. Even though it was the right of Mega-C Technologies to give this notice of termination on June 1, 2003 in accordance with Section 5.2, I did not wish to obstruct your internal processes. Today's notice will cause the termination to take effect at the end of your 21-day request. I sincerely hope this cooperation has been helpful to you, even though there has been no meaningful contact in the first ten days of the extension.

I am available to discuss these matters if you, or your solicitor, wish to call me at (416) 728-5627. Further please be advised that I am the only contact you should speak to. I will regard any circumvention to be unethical and will consider your actions as being detrimental to any possible continued association.

Regards,

Lewis S. Taylor

Lewis S. Taylor
President
Mega-C Technologies Inc.

# EXHIBIT G



## *Michael Kishinevsky*
### *Barrister & Solicitor*

June 24, 2003

***VIA FACSIMILE and REGULAR MAIL***

Chip Taylor, in trust    -and-   Mega-C Technologies Inc.
56 Temperance Street
Suite 300
Toronto, Ontario M5H 3V5                    **WITHOUT PREJUDICE**

Sirs:

**Re:     Joint Venture Agreement (the "Agreement") of December 23, 1999 between Chip Taylor, in trust and C and T Co. Inc. ("C and T")**

I am the solicitor for C and T and I have reviewed the above-noted Agreement and the amendments thereto.

You are hereby informed that the conditions of the Agreement have not been fulfilled.  There has been no Closing (as such term is defined in the Agreement), nor is there a Shareholders Agreement, detailing the transfer of C and T technology to a third corporation.  A Technology Option Agreement and a Non-Competition Agreement have also not been prepared.

In view of the foregoing and other breaches of contractual obligations arising from the Agreement, be advised that the Agreement is hereby terminated in its entirety.

You are directed to immediately cease and desist, without limitation, any and all usage or representations as regards the C and T name, technology, patents, patent applications, intellectual property rights, software, formulae, processes, methods, research, techniques, discoveries, inventions, manuals and trade secrets.  Failure to comply forthwith will result in immediate enforcement proceedings by C and T.

Please govern yourselves accordingly.

Yours truly,

Michael Kishinevsky, B Sc, LL.B.
**cc.: C and T Co. Inc.  /  Krauss, Weinryb**

219-1600 Steeles Avenue W. Concord, Ontario, L4K 4T2 Canada
Tel.: (905) 761-5535: Fax: (905) 761-5537
e-mail: info@kishinevsky.com; web site: www.kishinevsky.com

# EXHIBIT H



# Michael Kishinevsky
## Barrister & Solicitor

June 24, 2003

*VIA FACSIMILE and REGULAR MAIL*

Mega-C Technologies Inc.
56 Temperance Street
Suite 300
Toronto, Ontario M5H 3V5         **WITHOUT PREJUDICE**

Sirs:

**Re:**      **Agreement of Association (the "Agreement") of April 2, 2002 and the amendments thereto, between Mega-C Power Corporation ("Mega-C Power"), Mega-C Technologies Inc. ("Mega-C Tech") and C and T Co. Inc. ("C and T")**

I am the solicitor for C and T and I have reviewed the above-noted Agreement and the amendments thereto.

You are hereby informed that the payment conditions of the Agreement have not been fulfilled and, in view of other breaches of contractual obligations arising from the Agreement, be advised that the Agreement is hereby terminated in its entirety.

You are directed to immediately cease and desist, without limitation, any and all usage or representations as regards the C and T name, technology, patents, patent applications, intellectual property rights, software, formulae, processes, methods, research, techniques, discoveries, inventions, manuals and trade secrets. Failure to comply forthwith will result in immediate enforcement proceedings by C and T.

Please govern yourselves accordingly.

Yours truly,

Michael Kishinevsky, B Sc, LL.B.
**cc.: C and T Co. Inc. / Krauss, Weinryb**

219-1600 Steeles Avenue W. Concord, Ontario, L4K 4T2 Canada
Tel.: (905) 761-5535: Fax: (905) 761-5537
e-mail: info@kishinevsky.com; web site: www.kishinevsky.com

# EXHIBIT I

MEGA-C POWER™

August 8, 2003

VIA FACSIMILE - 905-761-5537

Mega-C Technologies Inc.
219-1600 Steeles Avenue West
Concord, Ontario
L4K 4M2

Attention: President

Re: Agreement of Association dated April 2, 2002
Re: Notice of Defaults of Mega-C Tech delivered June 9, 2003

Dear Sir:

We refer to our above-captioned Notice of Default to Mega-C Technologies Inc. on June 9, 2003, giving notice of breaches and defaults of Tech under the Agreement of Association (the "Agreement").

The breaches and defaults of Tech set forth in a letter of June 9, 2003 have not been remedied.

This letter gives notice under Section 5.2 of the Agreement that Mega-C Power will terminate the Agreement in ten (10) days.

Please govern yourself accordingly.

Yours very truly,

MEGA-C POWER CORPORATION
Rene Pardo, C.E.O.

cc: C&T Co. Incorporated
219-1600 Steeles Avenue West
Concord, Ontario, L4K 2M2
Attention: President
Via Facsimile - 905-761-5537

Mega-C Power Corporation
100 Caster Avenue, Woodbridge, Ontario, Canada. L4L 5Y9
Tel: 905 264-1395
Fax: 905 264-1908

# EXHIBIT J

# Development and License Agreement

This Development and License Agreement (the "Agreement") is entered into as of November 15, 2003 (the "Effective Date") by and between **C and T Co. Inc.**, ("C&T") a corporation incorporated under the laws of the Province of Ontario with its principal offices located at 100 Caster Avenue, Woodbridge, Ontario, Canada, L4L 5Y9; and **AXION POWER CORPORATION** ("Axion"), a corporation incorporated under the laws of the Province of Ontario with offices located at 100 Caster Avenue, Woodbridge, Ontario, Canada, L4L 5Y9.

## RECITALS

WHEREAS, C&T has developed to the laboratory stage the technology, know-how and prototypes for a hybrid lead-carbon battery/capacitor, sometimes referred to as the E3Cell, as more particularly described and defined on Schedule A (the "Technology");

AND WHEREAS, Axion has been established in order to bring the Technology to the market, and to do so, it is necessary for Axion to obtain from C&T sole exclusive world-wide licenses to the Technology so that Axion, , may (a) Develop (as such term is hereinafter defined), manufacture and distribute, and (b) sublicense assembly or manufacturing of, a commercial version of the Technology (the "Axion Battery"), and C&T is willing to grant to Axion such licenses on the terms and conditions set forth in this Agreement;

AND WHEREAS, Axion desires to engage C&T to perform additional research and development work in order to develop enhancements and refinements to the Technology (the "Enhancements"), and collaborate with Axion in the development and Technical Commercialization of the Axion Battery, incorporating enhanced versions of C&T's Technology Intellectual Property and lab prototypes, and C&T is willing to perform such development services, and grant to Axion additional licenses to use the Enhancements, on the terms and conditions set forth in this Development Agreement;

AND WHEREAS, C&T has developed and, under the Development Effort, will be developing know-how, tools, techniques, processes and methods to support Technical Commercialization of the Base C&T Technology and the Enhancements and Axion desires to obtain such Technical Commercialization Know-How from C&T by way of technology transfer and C&T is willing to engage in such technology transfer on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties agree as follows:

# 1. DEFINITIONS.

As used in this Agreement, including the recitals and definitions:

**1.1** **"Affiliate"** of a party means any entity directly or indirectly controlling, controlled by, or under common control with such party, where "control" means (a) ownership of more than fifty percent (50%) of the equity or beneficial interests of such entity or party, or (b) , actual control of the day-to-day operations of such entity or party.

**1.2** **"Application Areas"** has the meaning set out in Schedule A.

**1.3** **"Axion Battery"** means a Business Commercialized version of the Technology.

**1.4** **"Axion Documentation"** means the Documentation accompanying or pertaining to the Axion Know-How developed by or on behalf of Axion.

**1.5** **"Axion Know-How"** means the know-how, trade secrets, applications, processes, techniques and methods Developed by or on behalf of Axion.

**1.6** **"Axion Project Manager"** has the meaning set out in Section 4.1(d)

**1.7** deleted.

**1.8** **"Base C&T Technology"** means the Technology, as existing as of the Effective Date, any existing Derivatives thereof and, for more certainty, the Technology, which is currently in the laboratory stage and which contains all of the base elements for future Technical Commercialization.

**1.9** **"Beta End Date"** means completion of the key milestone of the initial Project Plan when the Technology is Commercializable.

**1.10** **"Beta Testing"** means a process by which a testing party identifies problems with a particular product by confirming or validating that it works in accordance with the applicable Specifications (which specifications are to be agreed upon within sixty (60) days of this Agreement) as it was intended in situations appropriate to its targeted operating environment..

**1.11** **"Business Commercialization"** means the efforts of Axion in such areas as marketing, contractual negotiations, sales and production, to bring the Technology to the marketplace.

**1.12** **"C&T Documentation"** means the Documentation accompanying or pertaining to the Base C&T Technology, the Enhancements, and the Technical Commercialization Know-how.

**1.13** **"C&T Key Scientists"** means those scientists whose names and details are set out on Schedule E.

**1.14** "**C&T Know-How**" means all proprietary inventions, technology, trade secrets, research notes, records and test results, all primary and secondary reference materials, including those authored by third parties, in all forms, including in electronic format, and any physical, chemical or biological material, or other information, owned or acquired with right to sublicense by C&T or any Affiliate of C&T, which, , are necessary or useful to Axion in the development, formulation, manufacture, use or sale of the Axion Battery.

**1.15** "**C&T Patent Rights**" mean the rights under patents and patent applications, both foreign and domestic, which cover hybrid lead-carbon battery/capacitor technology, its manufacture, formulation or use, including intermediates for the manufacture or use thereof, (b) are based on an invention made at any time and (c) are owned by or licensed to C&T or any C&T Affiliate with the right to sublicense. A list of C&T Patent Rights as of the Effective Date is set out on Schedule F.

**1.16** "**C&T Project Manager**" has the meaning set out in Subsection 4.1(c).

**1.17** "**C&T Trade-marks**" means the trade-names, trade-marks, trade dress, brands, designs, graphics, logos and other commercial symbols and other indicia of origin whether registered or not and any goodwill associated therewith owned or licensed by C&T.

**1.18** "**Commercializable**" means, with respect to the Technology, when Axion has the know-how to produce "Evaluation Batteries" that produce good beta-test results and stable characteristics without any exceptional performance defect or requirement for maintenance; and said Evaluation Batteries consist of components which have been made via bulk-reproducible formulations, sources, processes and technologies; and said formulations, sources, processes and technologies produce consistent results; and all salient aspects of said formulations, sources, processes and technologies can be identified in terms of quantification, qualification and procedure.

**1.19** "**Confidential Information**" means confidential, secret or proprietary information of a party, including data, technical information (including systems, processes, plans and procedures), software (including source code, executable code and related Documentation), financial and business information (including pricing and business plans), relationships and agreements (including this Agreement) and information related to suppliers, licensors, licensees, customers or prospective customers, whether in oral, written, graphic, electronic or other form.

**1.20** "**Deliverable**" means each item (listed as such in the Project Plan) to be provided by C&T to Axion hereunder.

**1.21** "**Derivatives**" means, with respect to any Technology Intellectual Property or Documentation(collectively, "Base Work"), any and all tangible information, documents and other materials, in any medium, format, use, or form (whether now known or later discovered), that are based upon or derived from such Base Work or that use or incorporate such Base Work or any part or aspect thereof, including (a) any enhanced, modified, revised, updated, or upgraded version thereof; (b) any revision, or other form in which the same may be recast, transformed, or adapted; and (c) any improvement thereon, all of which is prepared exclusively by C & T based on a separate remuneration to be agreed upon by the parties hereto.

**1.22** **"Development Effort"** has the meaning set out in Section 4.1.

**1.23** **"Development"** means any research, modification, addition, adjustment or improvement which does not alter the Base C & T Technology.

**1.24** **"Development Effort"** has the meaning set out in Section 4.1.

**1.25** **"Development Period"** has the meaning set out in Section 4.6.

**1.26** **"Documentation"** means all technical documentation (whether written or in electronic form) for the applicable Technology Intellectual Property. Such Documentation may include any and all flowcharts, descriptions, procedures for maintenance and modification, testing data and similar material relating to the design, structure and implementation of the Technology.

**1.27** **"Enhancements"** means the enhancements and refinements to the Base C&T Technology developed by C&T under this Agreement, including, any Derivatives of the Enhancements furnished to Axion by C&T.

**1.28** **"Evaluation Batteries"** means small, multi-cell batteries which are predominantly used for comparative individual and statistical testing of new formulations of the Technology; are not built in a commercial size or form factor, but which are large enough to show the interplay between cells, yet small enough to be cycled relatively quickly and in bulk; are manufacturable via commercial techniques in moderate batch quantities, within C&T's current R&D facilities; are designed for easy manual or machine assembly, and for the use of testing probes, and for dissection; and are usable, via external wiring and grouping, as a reasonable analog of commercial-sized forms of the Technology;.

**1.29** **"Error"** means a failure of the Base C&T Technology, or the Enhancements or the Technical Commercialization Know-how, as applicable, to (a) conform to the Specifications in all material respects, (b) operate in accordance with the C&T Documentation in all material respects, or (c) provide consistent results.

**1.30** **"Intellectual Property Rights"** means all current and future world-wide patents, other patent rights, copyrights, trade secrets, trade-marks, trade names, service marks (in applicable jurisdictions), moral rights and all other intellectual property rights, including all applications and registrations with respect thereto

**1.31** **"Lab Support Amount"** means an amount, calculated in respect of a monthly period, based on a budget, mutually agreed to by the parties; the initial such mutually agreed budget being attached as Schedule K.

**1.32** **"Liquidity Event"** means the conversion of Axion into a company with shares publicly traded on a major North American securities exchange.

**1.33** **"Project Plan"** means the written plan for the Development Effort, including a list of all Deliverables and the Specifications, and a schedule for delivery of such Deliverables, developed and approved by the parties pursuant to this Agreement, which initially consists of the initial plan to be set out in Schedule C, as the same may be jointly agreed to in writing by the parties no later than twenty one (21) days from the date hereof, (with time to be of the essence), as the same may be jointly updated or revised in writing by the parties from time to time, and any subsequent additional plans, as the same may be jointly agreed to in writing by the parties

**1.34** **"Shareholders' Agreement"** means that certain shareholders' agreement, initially made as of the Effective Date, among all the current shareholders of Axion.

**1.35** **"Technical Commercialization"** means the process of development of Base C & T Technology, such that the production of the Axion Battery may be automated, industrialized or further adapted to various applications, including, but not limited to, mass production..

**1.36** **"Technical Commercialization Know-how"** means the Technology Intellectual Property, and all tools, techniques, methods and processes developed and to be developed by C&T, to support Technical Commercialization of the Base C&T Technology and the Enhancements.

**1.37** **"Technology"** means a hybrid lead-carbon battery/capacitor technology developed by C&T and limited to certain Application Areas all as more particularly described in Schedule A.

**1.38** **"Technology Intellectual Property"** means patents issued, pending and planned, world-wide, current and future, which relate to the Technology, and which are owned or controlled by C&T, together with unpublished trade secrets and product-specific know-how related to the performance, production techniques, and variant possibilities of the Technology, and trade secrets and such proprietary know-how information relating to the design and manufacturing of the Technology.

**1.39** **"Specifications"** means the written specifications for the Base C&T Technology provided by C&T to Axion and the written specifications for the Deliverables and the Enhancements developed and approved by the parties pursuant to this Agreement, including the initial approved specifications set out in Schedule C, attached to this Agreement, as the same may be jointly updated or revised by the parties in writing from time to time.

## 2. GRANT OF RIGHTS, TECHNOLOGY TRANSFER

**2.1** **LICENSE GRANT.** C&T hereby grants to Axion a sole and exclusive, irrevocable, perpetual (subject to termination in circumstances specified herein), worldwide license to the Technology, (including under the C&T Patent Rights and the C&T Know-How) for the development, manufacture, use, distribution, offer for sale, and sale (directly to end-users, or through distributors), of the Axion Battery.

**2.2** **AXION SUBLICENSES.** C&T hereby grants to Axion the right to grant sublicenses to third parties, including Axion's Affiliates, for the manufacturing or assembly of the Axion Battery, with the approval of C&T, which approval shall not be unreasonably withheld or delayed, provided that sub-licensees are bound by those restrictions concerning trade secrecy, reverse engineering, and no further sub-licensing, as set out on Schedule G. Axion assumes full responsibility for the performance of all obligations so imposed on such sublicensee and will itself pay and account to C&T for all royalties due under this Agreement by reason of the operations of any such sublicensee.

**2.3    AXION RIGHT OF FIRST REFUSAL.** (a) In respect of any new technology which C&T has developed, and in respect of any application area which C&T has outside Axion's existing Application Area, C&T shall inform Axion on an ongoing basis, of developments concerning potential licensing, sale or rights transfer, so as to ensure that Axion is able to exercise its right of first refusal; (b): C&T shall notify Axion in writing, and Axion has a 30-day right of first refusal on any bona fide arms' length commercial terms third party (i) licensing arrangement or (ii) offer for effective sale or (iii) transfer of rights to any such technology. (b)  Once Axion has advised C&T that Axion is committed to a Liquidity Event within a six month time-frame, any such technology cannot be made available by C&T to any third parties.

**2.4    C&T SUBLICENSES.** The parties agree that the license granted to Axion in Section 2.1 includes any future technology which C&T may acquire by license, with the right to sublicense, which is relevant to the activities defined in Section 2.1. In the event C&T obtains under license from a third party technology, the subject matter of which falls under the license granted herein, C&T shall promptly advise Axion of such license and such technology shall automatically be sublicensed to Axion hereunder without further consideration to C&T.

**2.5    DISCLOSURE AND TRANSFER OF C&T KNOW-HOW.** Following the Effective Date, C&T shall make available to and shall transfer to Axion, in a full and uninhibited manner, and on an ongoing basis, the Base C & T Technology and all C&T Know-How. Without limitation, C&T shall cause all C&T Know-How to be put into form (such as written descriptions, charts, diagrams, etc.) and deliver same to Axion, and C&T shall also cause the C&T Key Scientists to meet with Axion personnel, no less frequently than weekly, to effect this technology transfer on an ongoing basis.  Axion shall have such disclosure and meetings conducted so as to not unduly detract from the work of the C&T personnel.

(a) For greater clarity, within twenty one (21) days of the date hereof, the parties hereto shall jointly agree upon a schedule (the "Schedule") of disclosure and transfer of the Base C & T Technology and C & T Know-How, which schedule must be completed by the Beta End Date. C & T's consideration, payable by Axion, for performance of the Schedule is described in paragraph 3.1 hereto.

(b) In conjunction with the transfer of the Base C & T Technology and C & T Know-How, the Schedule shall incorporate all of the aspects of the Project Plan and the Technical Commercialization, and C & T's consideration, payable by Axion, for such Technical Commercialization is described in paragraph 4.2 hereto.

**3.    COMPENSATION FOR LICENSE GRANT, TECHNOLOGY TRANSFER**

## 3.1    LICENSE FEE

In consideration for the grant of license, the transfer of technology and the other rights set out in Section 2, Axion shall pay to C&T license fees as follows:

**(a) Cash consideration:** A one-time license fee, paid by Axion to C&T, in the total amount of ONE MILLION FIVE HUNDRED and NINETY FOUR THOUSAND US DOLLARS (US $1,594,000.00), shall be payable in accordance with the following schedule:

i)      US$1,000,000.00 upon the Beta End Date;

ii)     Equal monthly payments for the balance of the US$594,000.00, payable on the first day of each month, commencing on November 1, 2003 and ending on the Beta End Date, in accordance with the agreed upon Project Plan and Schedule.

**(b) Share consideration:** Axion shall issue to C&T common shares in Axion as of the Effective Date so as to give C&T 12.5% of the common shares in Axion, in accordance with and subject to the execution by C&T of the Shareholders' Agreement (which Shareholders' Agreement contains, among other provisions, certain anti-dilution protection for C&T, and certain rights of C&T to acquire an additional 12.5% of the common shares in Axion in the event of a Liquidity Event, all as therein outlined) .

## 3.2    ROYALTY PAYMENTS

**Royalty on Sales of Axion Battery.** Axion shall pay to C&T a royalty payment for each Axion Battery, or any other application utilizing the Technology in any manner whatsoever, sold by Axion, its Affiliates or sublicensees (the "Royalty") according to the following rates:

i)      A "Base Royalty Rate" of 3.75% of the gross revenue actually received by Axion on each Axion Battery sold by Axion, its Affiliates or sublicensees.

**(a)    Sublicense.** In the event Axion sublicenses its right to assemble or manufacture the Axion Battery, such sublicenses shall include an obligation for the sublicensee to account for and report its sales of such Axion Battery on the same basis as if such sales were sales of Axion Batteries by Axion, and Axion shall pay the applicable Royalty to C&T.

**(b)    Payments and Records.** Payments and records in respect of Royalty payments shall be made as provided for under Section 8 of this Agreement.

## 4.    DEVELOPMENT, DELIVERY, TESTING AND ACCEPTANCE

### 4.1    DEVELOPMENT EFFORT – INITIAL PHASE

**(a) General.** In a collaborative development program, C&T and Axion will together follow the most expeditious path to achieve Technical Commercialization of the Axion Battery, with both parties playing a significant role in the execution of development activities, and in accordance with the principles of lab operations, all as described in Schedule D. To that end, the parties will undertake the Technical Commercialization and development project, outlined in the initial Project Plan that has been agreed to by the parties and is set out on Schedule C. C&T, in cooperation with Axion, will develop the Deliverables and the Enhancements in accordance with the Specifications and deliver same to Axion in accordance with the schedule in the Project Plan (the "Development Effort").

**(b) Development.** The Development Effort will be undertaken in multiple phases, each phase of which, when agreed to by the parties, is to be to be set out in a Project Plan and attached to this Agreement.

**(c) C&T's Responsibilities under the Development Effort.** C&T will: (i) dedicate sufficient qualified and trained personnel (but including, in any event, each of those C&T Key Scientists identified on Schedule E) to develop and deliver the Deliverables and the Enhancements to Axion in accordance with the schedule in the Project Plan; and (ii), appoint a chief scientist or engineer, operating at a Vice-President level, and who shall be, initially, Pavel Shmatko as the project manager (the "C&T Project Manager") who will be responsible for managing the execution of the Project Plan in complete coordination with Axion Project Manager; (iii) maintain a detailed log of all work being done in connection with the Development Effort; and (iv) do all things necessary to perform the work to be done by C&T as set out on Schedules C and D.

**(d) Axion's Responsibilities under the Development Effort.** Axion will: (i) dedicate sufficient qualified and trained personnel to work with C&T as set forth in the Project Plan and as otherwise reasonably necessary to perform the required development work; (ii), appoint a chief scientist or engineer, operating at a Vice-President level, and who shall be, initially, Konstantin Rodionov as the project manager (the "Axion Project Manager") who will be responsible for managing the execution of the Project Plan in complete coordination with the C&T Project Manager; (iii) until the Beta End Date, supply at no charge to C&T working space and facilities, after which time C & T may, at its sole and absolute discretion, relocate to other working spaces and/or facilities; and (iv) do all things necessary to perform the work to be done by Axion as set out on Schedules C and D.

**(e) Primary Contacts.** The C&T Project Manager and the Axion Project Manager will serve as the primary contact for his respective party with respect to the Development Effort. The C&T Project Manager shall co-ordinate with the Axion Project Manager the delivery of the Deliverables and the Enhancements in accordance with the Project Plan. The C&T Project Manager and the Axion Project Manager shall meet no less frequently than weekly (or more frequently as may reasonably be requested by either party in writing) to discuss, among other things, the status of the Deliverables.

**(f) Delay of Deliverables.** If the development of any Deliverable is or may be delayed, C&T will promptly notify Axion and provide to Axion a revised estimate of the date such Deliverable may be completed and delivered to Axion.

**(g) Conway Arbitrates.** In the event that there is a dispute as to whether agreed upon Deliverables, and/or milestones or definable objectives, have been achieved, then the matter is to be arbitrated by Dr. Conway

**4.2 DEVELOPMENT FEES – INITIAL PHASE.** During the period of Technical Commercialization and until Beta End Date, C & T shall devote all of its time and attention to the success of the Technical Commercialization and Axion shall pay C &T's budget as provided in Schedule D.

**4.3 ACCEPTANCE OF DELIVERABLES.** Each Deliverable will be evaluated for its completeness and/or tested by Axion using appropriate acceptance criteria or test procedures prepared by Axion, and agreed to by C&T acting reasonably, for a period of twenty (20) days after receipt of such Deliverable with its associated Documentation from C&T to verify conformance of the Deliverable to the applicable Specifications and C&T Documentation. In lieu of or as part of the foregoing acceptance test, Axion may observe the aforementioned acceptance tests to be conducted by C&T at C&T's facility. In the event that such acceptance test establishes that a particular Deliverable does not conform with the applicable Specifications or C&T Documentation, Axion shall deliver to C&T a written deficiency report within five (5) days after the end of the test period, in detail reasonably sufficient to provide C&T with an opportunity to identify the non-conformance and C&T shall undertake efforts to promptly correct or modify such Deliverable and deliver the corrected or modified Deliverable to Axion for re-testing in accordance with the foregoing procedure. If Axion does not deliver to C&T a written deficiency report within five (5) days after the end of the test period for the applicable Deliverable or the corrected or modified Deliverable, Axion shall be deemed to have accepted such Deliverable and such acceptance of the Deliverable shall constitute acceptance of the applicable Enhancements.

**4.4 DEVELOPMENT EFFORT – SECOND PHASE.** The parties will work together prior to the Beta End Date to identify additional research and development objectives, with new mutually agreed upon targets and definable objectives, together with a new funding schedule, for the second phase of the development effort, which second phase is to take place after the Beta End Date.

**4.5 AUTOMATIC LICENSE OF ENHANCEMENTS.** For greater certainty, the parties confirm that: (a) all Enhancements and Deliverables are, on their creation, automatically licensed to Axion under the license provisions of Section 2; and (b) the termination of the Development Effort shall have no effect on the irrevocable and exclusive license and rights granted under Section 2.

**4.6 TERM AND TERMINATION OF DEVELOPMENT EFFORT.** The term of the initial Project Plan shall commence on the Effective Date and will continue in effect until the work described in the Project Plan is completed and the final Deliverable in the Project Plan has been accepted by Axion (the "Development Period"), or on March 31, 2005, whichever first occurs. The term of the Development Effort may be extended by the mutual agreement of the parties.

**4.7 RESEARCH AND DEVELOPMENT SUPPORT.** Prior to the Beta End Date C & T shall provide research and development support services to Axion with respect to the Technology and these support services shall be provided at no further cost to Axion. In the event of termination of the Development Effort or following the Beta End Date, C&T will continue to make such research and development services available to Axion for commercially reasonable fees.

**4.8     ADDITIONAL SERVICES AND NEW PROJECTS.** C&T and Axion may agree from time to time in writing that, after the Beta End Date, C&T will provide additional development services or new projects. Such additional development services or new projects shall be performed in accordance with a statement of work to be entered into between the parties which shall specify, among other things, the specifications for the additional development services or new project and/or the deliverables of such additional development services or new projects, the schedule for the performance of the additional development services or new project, and the pricing or cost allocation between the parties for such additional development services or new project.

## 5.     PATENT FUND.

Axion will provide, as mutually agreed that, and when, it is needed, up to US$1,000,000.00, to go into a separate account. Upon joint approval by both parties, such approval not to be unreasonably withheld, these funds are to be used in support of C&T's filing and acquisition of patents related to the Technology licensed or licensable by Axion, or, for example, to acquire the Exin/Esna patents. However, if Axion cannot use the technology, then it can refuse to fund the patents.

## 6.     INTELLECTUAL PROPERTY RIGHTS

**6.1     PROSECUTION OF PATENTS.** C&T Patents shall be prosecuted (including the handling of interferences) and maintained by C&T. C&T shall furnish Axion with copies of draft submissions to the relevant patent authorities and will consider Axion's comments. If Axion does not provide C&T with comments within thirty (30) days of receipt of a draft, C&T shall be free to proceed with its submission or other contemplated action. Further, C&T shall always be entitled to proceed with any submission or other contemplated action if it determines time is of the essence, provided that C&T makes reasonable efforts to inform Axion as early as practicable and to consider its comments where possible. In the event that C&T elects not to maintain any issued patent within the C&T Patents or not to file any patent term extensions to the C&T Patents which Axion believes are appropriate to obtain an extended period of market exclusivity for the Axion Battery, Axion shall have the right to elect to have C&T or its licensors maintain such patents or file for such patent term extensions.

### 6.2     INFRINGEMENT OF PATENTS BY THIRD PARTIES

(a) **Notification.** Each party shall promptly notify the other in writing of any alleged or threatened infringement of the C&T Patent Rights of which it becomes aware.

(b) **C&T Patent Rights.** C&T shall have the right, but not the obligation, to bring, at C&T's expense and in its sole control, an appropriate action against any person or entity infringing a C&T Patent Right directly or contributorily. If C&T does not bring such action within thirty (30) days of notification thereof to or by Axion, Axion shall have the right, but not the obligation, to bring, using the Patent Fund monies, and in Axion's sole control, such appropriate action. The party not bringing an action under this paragraph (b) shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, but such party shall cooperate fully with the party bringing such action.

**6.3    AXION'S OWNERSHIP RIGHTS.** As between Axion and C&T, Axion retains all right title and interest (including all Intellectual Property Rights) in and to the Axion Know-How made by or on behalf of Axion. In the event that C&T acquires any right title or interest (including any Intellectual Property Rights) in or to the Axion Know-How made by or on behalf of Axion during the term of this Agreement or as a result of the services performed under this Agreement, C&T hereby irrevocably assigns to Axion, all such right title or interest, (including all Intellectual Property Rights) in and to the Axion Know-How. Without limiting the generality of the foregoing, (a) C&T shall not disclose Axion Know-How to any third party without the express prior written approval of Axion; and (b) Axion retains all right, title and interest (including all Intellectual Property Rights) in and to Axion's business plan

**6.4    USE OF AXION TRADE-MARKS.** C&T will not use any Axion trade-marks, service marks, trade names, or logos in any advertising, brochures, or promotional materials without Axion's prior written approval.

# 7.    OTHER OBLIGATIONS OF THE PARTIES

## 7.1    JOINT RESPONSIBILITIES

**(a) Cooperation concerning accounting and document review.** C&T and Axion shall, from the Effective Date forward, each provide to the other party full and uninhibited access to all accounting, corporate records and documents.

**(b) Workplace Rules.** Each party will cause its personnel to co-operate fully with the working hours, working rules and non-discrimination, and safety and security policies established by the other party and all applicable laws when such personnel are on other party's premises.

**(c) Compliance with Applicable Laws.** Each party in the course of exercising its rights and performing its obligations under this Agreement shall comply with all applicable federal, provincial, state and municipal laws, regulations, by-laws, orders, rulings and ordinances, including without limitation consumer protection and trade practices laws and export control laws.

**(d) Adverse Activities.** Neither party shall engage in any deceptive, unfair or unethical trade practices with respect to the Base C&T Technology, the Enhancements or the Axion Know-How nor make any false or misleading representations about the other party or the products or services of the other party.

**7.2    DELIVERY OF DUE DILIGENCE INFORMATION.** Within two weeks of the Effective Date, C&T will deliver to Axion all the information and documentation requested in the Due Diligence Request List, as set out on Schedule I and Axion shall deliver a reciprocal set of information and documentation to C & T, as regards Axion and any other related entity.

**7.3 AXION RESPONSIBILITY FOR BUSINESS COMMERCIALIZATION.** In addition to the work that is to be performed by Axion as outlined in Section IV of Schedule D, Axion shall be responsible, on an ongoing basis, for Business Commercialization. It is Axion's obligation to make reasonable efforts to have the funding necessary to comply with the terms of this Agreement and to have a Liquidity Event or commercial sales of the Axion Battery commence no later than six (6) months after the Beta End Date.

## 8. PAYMENTS; RECORDS;

**8.1 PAYMENT; REPORT.** All amounts payable under this Agreement shall be paid in U.S. dollars. Each payment of royalties owing to C&T shall be paid within 30 days of the end of each calendar quarter or as otherwise specifically provided herein, and shall be accompanied by a statement, on a country-by-country basis, of the amount of gross sales, an itemized calculation showing any adjustments during such quarter, the amount of aggregate worldwide gross sales, during such quarter and on a cumulative basis for the current year, and the amount of Royalty or other payments due on such sales.

**8.2 EXCHANGE RATE; MANNER AND PLACE OF PAYMENT.** For purposes of computing payments due hereunder from time to time in U.S. Dollars, the sales of Axion Batteries in countries other than the United States shall be converted into U.S. Dollars, using the average monthly rate of exchange at the time for such currencies as retrieved from the Reuters System. Notwithstanding the foregoing, if by reason of any restrictive exchange laws or regulations, Axion shall be unable to convert to U.S. Dollars the amount, determined as above, equivalent to the amount due by Axion hereunder, then Axion shall so notify C&T promptly and provide an explanation of the circumstances. In such event, Axion shall make all such payments or the balance thereof due hereunder and which is not paid in foreign currency as provided below, in U.S. Dollars as soon as reasonably possible after and to the extent that such restrictive exchange laws or regulations are lifted so as to permit Axion to pay amounts due hereunder in U.S. Dollars. Axion shall promptly notify C&T if such restrictions are so lifted. At its option C&T shall meanwhile have the right to request the payment (to it or to its nominee), and, upon request, Axion shall pay or cause to be paid amounts due (or such portions thereof as are specified by C&T) in the currency of any other country designated by C&T and legally available to Axion under the then- existing laws of regulations. Any payments shall be payable to C&T by wire transfer at such bank in Ontario as C&T shall specify from time to time. Not less than one (1) business day prior to such wire transfer, the remitting party shall fax the receiving party advising it of the amount and of the payment to be made

**8.3 RECORDS AND AUDIT.** Axion shall keep, and shall cause its Affiliates and sublicensees to keep, complete and accurate records pertaining to the sale or other disposition of Axion Batteries and of the Royalty and other amounts payable under this Agreement in sufficient detail to permit C&T to confirm the accuracy of all payments due hereunder. At C&T's request, Axion will cause its independent certified public accountants to prepare abstracts of Axion's relevant business records for review by C&T's independent certified public accountants. If, based on a review of such abstracts, C&T reasonably believes that a full audit of said business records would be necessary for the confirmation of the accuracy of all payments due hereunder, C&T's independent certified public accountants shall have full access to review all work papers and supporting documents pertinent to such abstracts, and shall have the right to discuss such documentation with Axion's independent certified public accountants. Such audit rights may be exercised no more often than once a year, within three (3) years after the payment period to which such records relate, upon notice to Axion and during normal business hours. C&T will bear the full cost of such audit unless such audit discloses an underpayment of more than five percent (5%) from the amount of royalties due. Axion shall promptly make up any underpayment. The terms of this Section 8.3 shall survive any termination or expiration of this Agreement for a period of three (3) year

**8.4    WITHHOLDING TAXES.** Any and all taxes levied on account of royalty payments paid or owed from a country in which provision is made in the law or by regulation for withholding will be deducted from royalty payments made to C&T hereunder. Axion shall cooperate with C&T to claim exemption from such deductions or withholdings under any double taxation or similar agreement in force from time to time. In addition, Axion shall cooperate with C&T in all proper respects to minimize any taxes on royalties hereunder. If Axion makes any payment without reduction for withholding and it later transpires that an amount of tax should have been withheld on such royalty payment ("underwithheld tax"), Axion shall be entitled to recover the underwithheld tax by an additional withholding from any payment due to C&T under this Agreement. Similarly, if Axion withholds an amount of tax which is later determined to have not been due, Axion shall reimburse C&T for such over withheld amounts.

## 9.    WARRANTIES

**9.1    C&T WARRANTIES.** C&T represents and warrants to Axion as follows, and confirms that Axion is relying upon the accuracy of each of such representations and warranties in connection with the transactions contemplated by this Agreement:

**(a) Corporate Power.** C&T is duly organized and validly existing under the laws of Ontario, has full power and authority to enter into this Agreement, and to carry out its obligations under this Agreement.

**(b) No violation.** The execution and delivery of this Agreement by C&T and the performance by C&T of its obligations under this Agreement does not violate any agreement, instrument or understanding, oral or written, to which C&T is a party or by which C&T is otherwise bound, nor violate any law, regulation or ruling of any court, governmental body or administrative or other agency having authority over it.

**(c) Binding Agreement.** When executed and delivered by C&T, this Agreement will constitute a legal, valid and binding obligation of C&T, enforceable against C&T in accordance with its terms.

**(d) No infringement.** As of the Effective Date, the Base C&T Technology, the Technical Commercialization Know-how, the C&T Documentation, the Deliverables and the Enhancements, do not violate or infringe any issued patent, trade secret, copyright, trade-mark, or other such proprietary right of any third party.

**(e) No claims.** As of the Effective Date, there are no claims in progress, pending or threatened asserting that the Base C&T Technology, the Technical Commercialization Know-how, the C&T Documentation, the Deliverables and the Enhancements, violates or infringes any patent, trade secret, copyright, trade-mark or other such proprietary right of any third party.

**(f) Key Scientists.** Schedule E contains a complete list of the names, ages, salaries, academic credentials, immigration status, employment authorization to date and other relevant details of all of the scientists currently working for C&T in its Ontario premises. The scientists listed on Schedule E are the only individuals whose expertise is required to accomplish the technology transfer and Development Effort contemplated by this Agreement. Each of the C&T Key Scientists have signed binding employment, non-compete and confidentiality agreements with C&T, and that these agreements confirm their commitment to remain in Toronto working for C&T until the Beta End Date. None of the C&T Key Scientists are bound or affected by any prior employment, non-disclosure or non-compete agreements, or any immigration, visa or other matters (with the exception of the provisions of the *Immigration and Refugee Protection Act*, as amended from time to time, and the regulations thereto) that could interfere with their right and ability to accomplish the technology transfer and Development Effort contemplated by this Agreement, or that could affect the C&T Patent Rights.

**(g) Title to the C&T Patent Rights and C&T Background Technology.** C&T has good and valid title to, and the exclusive right to, the C&T Patent Rights and the Base C&T Technology, free and clear of any encumbrances. C&T has not granted to any other person or entity any license or other rights to the C&T Patent Rights and the Base C&T Technology, and without limiting the generality of the Liquidity Event merger provisions of Section 12, the C&T Patent Rights and the Base C&T Technology would be part of the assets of a merged entity.

**(h) Base C&T Technology Commercializable.** Upon completion of the Development Effort – Initial Phase, as described in this Agreement, the Technology will be Commercializable.

**(i) C&T Documentation and C&T Know-how available.** Subject to the Schedule and the Project Plan, the C&T Documentation and C&T Know-how, including all personal and corporate laboratory notebooks, reports, test method specifications, and the like, are available and can be duplicated and provided to Axion within two weeks of the Effective Date as part of the technology transfer process.

**(j) Safety Data.** C&T has informed Axion about all significant known information in its possession or control concerning side effects, injury and toxicity with respect to the use of the Technology.

**(k) Patent Matters.** As of the Effective Date, C&T has no knowledge of the existence of any patent owned or controlled by a Third Party (other than the Exin patents) which covers the Technology that would prevent Axion from making, using, selling or sub-licensing such Technology. As of the Effective Date, C&T is not in possession of information that would render invalid and/or unenforceable claims directed specifically to the Technology.

**(l) Employee Inventions.** All discoveries, designs, research materials, and all other information which is proprietary in nature and relating to the Technology, resulting from the efforts and or knowledge or expertise of any employee, contractor, agent or principal of C&T, is, as of the Effective Date, the sole and exclusive property of C&T. Attached hereto as Schedule J are true copies of all agreements entered into between C&T and its employees, contractors and all other parties, which agreements provide that all discoveries, designs, research materials, and all other information which is proprietary in nature remain the property of C&T. C&T further warrants, represents and covenants that it shall ensure that all discoveries, designs, research materials, and all other information which is proprietary in nature and relating to the Technology, resulting from the efforts and or knowledge or expertise of any employee, contractor, agent or principal of C&T, is and will continue to be the sole and exclusive property of C&T and that this will continue to be given effect in writing with such parties.

**(m)No Other Agreements.** Save and except for the Taylor matter, as disclosed to Axion, no person has any agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, option or commitment, for the licensing or acquisition of any interest in the Base C & T Technology or any derivatives thereof, or for the acquisition of shares or assets of C&T.

**9.2 AXION WARRANTIES.** Axion represents and warrants to C&T as follows, and confirms that C&T is relying upon the accuracy of each of such representations and warranties in connection with the transactions contemplated by this Agreement:

**(a) Corporate Power.** Axion is duly organized and validly existing under the laws of Ontario, has full power and authority to enter into this Agreement, and to carry out its obligations under this Agreement.

**(b) No violation.** Save and except for the Taylor matter, as disclosed to C&T, the execution and delivery of this Agreement by Axion and the performance by Axion of its obligations under this Agreement does not violate any agreement, instrument or understanding, oral or written, to which Axion is a party or by which Axion is otherwise bound, nor violate any law, regulation or ruling of any court, governmental body or administrative or other agency having authority over it.

**(c) Binding Agreement.** When executed and delivered by Axion, this Agreement will constitute a legal, valid and binding obligation of Axion, enforceable against Axion in accordance with its terms.

**(d) Axion Documentation.** Subject to the Schedule and the Project Plan, all of Axion's and any related entity's documentation, including personal and corporate notebooks, reports, agreements, financial statements and the like are available and can be duplicated and provided to C & T within two weeks of the Effective Date.

**(e) No Other Agreements.** No person has any agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, option or commitment, for the licensing or acquisition of any interest in the licenses granted to Axion hereunder.

**(f) Non-Disclosure / Non-Competition.** Due to the sensitive and proprietary nature of the Base C & T Technology and C & T Know-How, Axion shall enter into non-disclosure and non-competition agreements, subject to approval and review by C & T, such approval not to be unreasonably withheld or delayed, with each and every one of its management and employees.

**9.3 TRUTH OF REPRESENTATIONS, WARRANTIES AND COVENANTS.** Both parties represent that the representations, warranties and covenants contained in this Agreement or in any Schedule hereto or in any certificate or other documents delivered or given pursuant to this Agreement shall be true and correct as of the Effective Date with the same force and effect as if such representations, warranties and covenants had been made on and as of such date. Before, on or after the Effective Date, the parties shall provide to the other such evidence as may be reasonably required as to the truth of such representations, warranties and covenants, provided however, that the receipt of such evidence and the completion of this Agreement shall not constitute a waiver of any of the said representations, warranties and covenants, all of which shall survive the Effective Date of this Agreement and shall be of full force and effect.

**9.4 REMEDIAL WARRANTIES.** If within ten (10) days after the delivery of a Deliverable, or Enhancement by C&T to Axion under this Agreement, Axion identifies and reports to C&T an Error or C&T otherwise becomes aware of any such Error, C&T will, at its own expense and at no charge, use best efforts to correct such Error. C&T shall not be responsible to correct such Error if the Error is caused by Axion.

## 10. LIABILITY LIMITATIONS

**10.1 Consequential Damages.** IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY, ITS CUSTOMERS OR ANY THIRD PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES, OR LOST PROFITS. HOWEVER, THIS SECTION 10.1 SHALL NOT APPLY TO EXCLUDE DAMAGES THAT A COURT OF COMPETENT JURISDICTION FINALLY AWARDS TO A THIRD PARTY AGAINST EITHER PARTY WHERE SUCH DAMAGES ARE WITHIN THE SCOPE OF THE INDEMNITIES IN SECTIONS 11.2, 11.3 OR 11.4.

**10.2 Limit of Liability.** EXCEPT AS PROVIDED IN SECTIONS 11.2 AND 11.4 EACH PARTY AGREES THAT THE OTHER PARTY'S TOTAL AGGREGATE LIABILITY FROM ALL CLAIMS ARISING IN ANY MANNER UNDER OR IN CONNECTION WITH THIS AGREEMENT SHALL NOT EXCEED THE TOTAL AMOUNT OF THE LICENSE FEES AND DEVELOPMENT FEES PAID BY AXION TO C&T UNDER THIS AGREEMENT.

## 11. INDEMNIFICATION

**11.1 GENERAL INDEMNITY.** Each party will indemnify and hold the other party, its Affiliates, and their respective officers, directors and employees harmless from all damages, liabilities, losses, costs, and expenses (including the reasonable fees and expenses of lawyers, consultants, and expert witnesses) arising out of or connected with any personal injury or property damage to the extent such injury and/or damage results from the negligence or willful misconduct of the first party or its employees, agents or contractors. Neither party will consent to any judgment, attachment of any lien or any other act adverse to the interest of the other party in connection with any such claim without the express written consent of the other party, which consent shall not be unreasonably withheld or delayed

**11.2 INDEMNIFICATION BY C&T**. C&T hereby agrees to indemnify, hold harmless and defend Axion against any and all expenses, costs of defense (including the reasonable fees and expenses of lawyers, consultants, and expert witnesses, damages, judgments, fines and amounts paid in settlement) and any amounts Axion becomes legally obligated to pay because of any claim or claims against it to the extent that such claim or claims (i) arise out of the breach or alleged breach of any representation or warranty by C&T hereunder, or (ii) are due to the negligence or misconduct of C&T; provided that (a) Axion provides C&T with prompt notice of any such claim and the exclusive ability to defend (with the reasonable cooperation of Axion) and settle any such claim and (b) such indemnities shall not apply to the extent such claims are covered by Axion's indemnity set forth in Section 11.3 below

**11.3 INDEMNIFICATION BY AXION**. Axion hereby agrees to indemnify, hold harmless and defend C&T against any and all expenses, costs of (including the reasonable fees and expenses of lawyers, consultants, and expert witnesses, damages, judgments, fines and amounts paid in settlement) and any amounts C&T becomes legally obligated to pay because of any claim or claims against it to the extent that such claim or claims (i) arise out of the breach or alleged breach of any representation or warranty by Axion hereunder, or (ii) are due to the negligence or misconduct of Axion; provided that (a) C&T provides Axion with prompt notice of any such claim and the exclusive ability to defend (with the reasonable cooperation of C&T) or settle any such claim and (b) such indemnities shall not apply to the extent such claims are covered by C&T's indemnity set forth in Section 11.2 above.

**11.4 INFRINGEMENT INDEMNITY**. C&T will indemnify and hold Axion, its Affiliates and their respective officers, directors and employees harmless from all damages, liabilities, losses, costs, and expenses (including the reasonable fees and expenses of lawyers, consultants, and expert witnesses) incurred by Axion, its Affiliates and their respective officers, directors and employees that are attributable to any claim that the Base C&T Technology, the Enhancements, the Technical Commercialization Know-how or the C&T Documentation infringes any third party patent, trade secret, copyright, trade-mark, or other such proprietary right, anywhere in the world, provided that Axion notifies C&T promptly in writing of any such claim of which Axion becomes aware. Axion will permit C&T, upon C&T's written request and at C&T's sole expense, to control and direct the investigation and the defense or settlement of such claim; provided that (a) Axion will provide C&T with such information and assistance as is reasonably requested by C&T in connection with such investigation, defense, or settlement; (b) C&T will keep Axion informed of, and consult with Axion in connection with, the progress of such investigation, defense, or settlement; and (c) C&T will have the right to settle or compromise any such claim.

## 12. SPECIAL PROVISIONS

**12.1** Liquidity Event Merger.

**(a)** In the event of and prior to a Liquidity Event, C&T and Axion will "merge", such that either through an asset acquisition or a share exchange, Axion shall (for no further consideration, other than as provided in 12.1(b)) acquire all C&T technologies, staff contracts and assets, canceling all royalties, non-dilution, etc.

**(b)** Upon "merger", C&T shareholders will receive an additional 12.5% of Axion shares just prior to the change of status. (By way of example, if prior to the merger, as a result of dilution, C&T held 10% of the shares of Axion, after "merger", C&T shareholders would hold (10 + 12.5=) 22.5% of the shares of Axion.)

**(c)** The parties agree that, upon Axion providing written notice to C&T of a Liquidity Event to occur within a reasonable time-frame, both parties will promptly do all acts and things and execute and deliver such further and other papers and documents and pass all resolutions of both the shareholders and Directors and enact such by-laws as may be necessary and desirable or reasonably required by a party hereto to carry out the intent and purpose of and give full effect to this merger.

## 13. TERM AND TERMINATION

**13.1 Term.** The term of this Agreement will begin on the Effective Date and, unless earlier terminated as provided in Section 13, shall be for a perpetual term

**13.2 Termination for Axion's Breach.** C&T shall have the right to terminate this Agreement and its obligations hereunder on ninety (90) days' written notice to Axion, if Axion fails to pay the License Fees or the Royalty payments due hereunder, and such non-payment has not been remedied at the end of such ninety (90) days, except where provided in this Agreement that a specific remedy is in lieu of such payment. In the event C&T terminates this Agreement pursuant to this Section 13.2, the licenses granted to Axion under this Agreement shall terminate.

**13.3 Termination for C&T's Breach.** Axion party shall have the right to terminate this Agreement and its obligations hereunder on ninety (90) days' written notice to C&T, if C&T commits a material breach of this Agreement which is capable of remedy but which has not been remedied at the end of such ninety (90) days, except where provided in this Agreement that a specific remedy is in lieu of any other remedy. In the event Axion terminates this Agreement pursuant to this Section 13.3, all licenses granted to Axion under this Agreement shall survive, subject to Axion's continued obligation to pay Royalties to C&T hereunder.

**13.4 Termination Due to C&T Bankruptcy or Insolvency.** In the event that C&T makes an assignment for the benefit of its creditors, files or has filed against it a petition under any bankruptcy, insolvency, or similar law, appoints or has appointed against it a trustee or receiver for any of its property or commences or has commenced against it (by resolution or otherwise) the liquidation or winding-up of its affairs, then all rights of C&T to the Technology shall be transferred to Axion, without restriction as to Application Areas, and at no further cost to Axion, and this Agreement shall be terminated.

**13.5 Termination Due to Axion Bankruptcy or Insolvency.** In the event that Axion makes an assignment for the benefit of its creditors, files or has filed against it a petition under any bankruptcy, insolvency, or similar law, appoints or has appointed against it a trustee or receiver for any of its property or commences or has commenced against it (by resolution or otherwise) the liquidation or winding-up of its affairs, this Agreement shall by terminated and all of Axion's license to the Technology under this Agreement shall be revoked.

**13.6 Other Relief.** Except as otherwise provided in Section 13, termination of this Agreement shall be without prejudice to any other right, remedy or recourse to which either party may be entitled hereunder

**13.7 Survival.** Sections of the Agreement that are intended to survive, or that by necessary implication should survive, termination of this Agreement, will continue in full force and effect following termination of the Agreement.

## 14. CONFIDENTIALITY; PUBLICITY

### 14.1 Confidentiality.

**(a) Non Disclosure.** Each party recognizes that Confidential Information of the other party and its Affiliates used or disclosed in the performance of such party's obligations hereunder is invaluable to the owner of such information. Each party shall, and shall instruct and cause its employees and Affiliates to, hold in confidence any and all Confidential Information of the other party and its Affiliates to which they may have access or which may be disclosed or described to them and to otherwise comply with this Section 14.1. Neither party shall use, or attempt to use, any Confidential Information of the other party or its Affiliates except in the performance of its obligations hereunder. Each party shall exercise at least the same degree of care in safekeeping all Confidential Information of the other party and its Affiliates which may in any manner come into its possession as it exercises with respect to its own Confidential Information, shall disclose or grant access thereto only to those employees having a need to know for the performance by such party of its obligations hereunder, and shall promptly surrender to the other party all written or otherwise reproducible records and evidences of any Confidential Information of the other party and its Affiliates in its possession upon the termination or expiry of this Agreement or any prior request of the owner of such Confidential Information.

**(b) Exceptions.** The provisions of Sections 14.1(a) shall not apply to any Confidential Information: (i) which is known to the receiving party or its Affiliates prior to the time of disclosure by the disclosing party without an obligation of confidentiality; (ii) which at the time of disclosure by the disclosing party, or thereafter, is or becomes publicly known or available through no fault of the receiving party or its Affiliates; (iii) which is disclosed in writing to the receiving party or its Affiliates by a third party who has the legal right to make the disclosure; (iv) the disclosure of which is expressly consented to in advance and in writing by the disclosing party; (v) is independently developed by the receiving party without access to the Confidential Information of the disclosing party as evidenced by written records and documentation; or (vi) the disclosure of which is required by applicable law provided that the receiving party shall have notified the disclosing party prior to such disclosure and assisted the disclosing party in any attempts by the disclosing party to obtain a protective order for such information.

**(c) Survival of Confidentiality Provisions.** The provisions of this Section 14.1 shall survive the termination or expiration of this Agreement.

**14.2 Publicity.** Upon execution of this Agreement, Axion and C&T will jointly prepare a mutually acceptable press release and a mutually acceptable description of their business relationship as contemplated by this Agreement. No other public release, announcement or description concerning the transactions contemplated by this Agreement will be issued by either party without the prior written consent of the other party. Notwithstanding the foregoing, nothing in this Section 14.2 is intended to prevent (a) either party from disclosing the transactions contemplated by this Agreement in any prospectus, disclosure documents or other regulatory filings as may be required by any securities commission in Canada or the United States, or (b) Axion from disclosing this Agreement, and the transactions contemplated by this Agreement, to any prospective or actual investors in Axion, or any of Axion's prospective or actual funders, lenders or grantors, whether in connection with a due diligence process, or otherwise.

## 15. GENERAL

**15.1 Export Regulations.** Both parties agree to comply with all applicable laws, regulations and governmental orders, including without limitation applicable export laws.

**15.2 Severability.** In the event that any of the provisions of this Agreement is held by a court or other tribunal of competent jurisdiction to be invalid, illegal, or unenforceable, such provision will be deemed and construed to extend only to the maximum permitted by law and the remaining portions of this Agreement will remain in full force and effect.

**15.3 Governing Law.** The internal substantive laws (as distinguished from the choice of law rules) of the Province of Ontario applicable to contracts made and performed entirely in the Province of Ontario will govern (i) the validity and interpretation of this Agreement, (ii) the performance by the parties of their respective obligations hereunder, and (iii) all other causes of action (whether based in contract, tort or otherwise) arising from or relating to this Agreement.

**15.4 Dispute Resolution; Arbitration.**

**(a)** The parties recognize that disputes as to certain matters may from time to time arise during the term of this Agreement which relate to either party's rights and/or obligations hereunder or thereunder. It is the objective of the parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the parties agree to follow the procedures set forth if and when a dispute arises under this Agreement.

**(b)** In the event of disputes between the parties, including disputes between the C&T Project Manager and the Axion Project Manager which such project managers are unable to resolve, a party seeking to resolve such dispute will, by written notice to the other, have such dispute referred to their respective executive officers designated below or their successors, for attempted resolution by good faith negotiations within seven (7) days after such notice is received. Said designated officers are as follows: (I) For Axion: Kirk Tierney (ii) For C&T: Igor Filipenko.

(c)     In the event the designated executive officers are not able to resolve such dispute, either party may at any time after the 7 day period invoke the arbitration provisions hereinafter provided for the resolution of any dispute, controversy or claim arising out of or relating to the validity, construction, enforceability or performance of this Agreement. The rules governing such arbitration are set out on Schedule H.

**15.5     Injunctive Relief.** If either party breaches or violates Section 14.1 or if either party infringes any Intellectual Property Rights of the other party not licensed hereunder, the other party will be entitled, in addition to any other remedies that it may have at law or in equity and notwithstanding Section 15.4, to seek immediate injunctive relief or an order of specific performance.

**15.6     Legal Proceedings.** The parties hereby consent and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario in connection with any action. The prevailing party in any such proceeding will be entitled to recover its reasonable fees and expenses of lawyers, consultants, and expert witnesses incurred in connection with such proceeding.

**15.7     Delays or Omissions.** It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or non-compliance by the other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or non-compliance, or any acquiescence therein, or of or in any similar breach, default or non-compliance thereafter occurring. All remedies under this Agreement shall be cumulative and not alternative.

**15.8     Independent Contractors.** Axion and C&T are independent contractors. Except as otherwise provided for in this Agreement, neither party will have the right, power, or implied authority to create any obligation or duty on behalf of the other party.

**15.9     Force Majeure.** Each party will be excused from the performance of obligations under this Agreement to the extent that such performance is prevented due to events or circumstances beyond the control of such party such as fires, floods, earthquakes, war, riots, and the actions or omissions of third parties that are not under the supervision or control of such party, provided that the party affected by such events or circumstances promptly notifies the other party in writing of its inability to perform due to such events or circumstances and uses commercially reasonable efforts to resume performance as soon as possible.

**15.10    Notices.** All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to C&T or Axion at their respective addresses specified above (in the case of Axion, to the attention of ******, with a copy to: "General Counsel" ******** and in the case of C&T, to the attention of (Igor Filipenko), with a copy to Michael Kishinevsky (Legal Counsel), Suite 219 1600 Steeles Avenue, W. Concord, Ontario, L4K 4M2; or to such other address as C&T or Axion may designate by ten (10) days' advance written notice to the other party hereto.

**15.11 Assignment.** This Agreement is not assignable by either party without the prior written consent of the other party, except that without securing such prior consent, Axion will have the right to assign this Agreement and its rights and obligations hereunder to any (a) direct or indirect parent, subsidiary, or Affiliate or (b) successor by way of merger or consolidation or the acquisition of all or substantially all of the business and assets of Axion. Any other assignment of any of the rights, duties, or obligations of this Agreement without such consent will be void and of no effect.

**15.12 Construction.** The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement. For the purposes of this Agreement, the term "including" means "including but not limited to" unless otherwise expressly indicated.

**15.13 Counterparts.** This Agreement may be executed in counterparts, by manual or facsimile signature, each of which will be deemed an original and all of which together will constitute one and the same instrument.

**15.14 Entirety; Modifications.** This Agreement (including the Schedules attached or to be attached hereto) together with the Shareholders' Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof, and all prior agreements, representations, statements and undertakings are hereby expressly cancelled. This Agreement can be modified only by a formal written agreement signed by persons duly authorized to sign agreements on behalf of the parties

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

**C AND T CO. INC.**                    **AXION POWER CORPORATION**


By: _____          By: _____

Name: _____          Name: _____

Title: _____          Title: _____

# List of Schedules

Schedule A:   Definition of the Technology and its Application Areas

**Schedule B:   Intentionally deleted**

Schedule C:   Initial Project Plan, listing Deliverables, Specifications, Schedule, Milestones,

Schedule D:   Axion Project Management and Operating Budget

Schedule E:   C&T Key Scientists necessary to Plan

Schedule F:   C&T Patent Rights

Schedule G:   Restrictions (against reverse engineering, etc.) for Sub-licensees

Schedule H:   Rules Regarding Arbitration

Schedule I:   Due Diligence Request List

Schedule J:   Copies of all agreements between C&T and its employees, contractors, etc

Schedule K:   Operating Budget: See Schedule D

## Schedule A: The Technology and its Application Areas

### The Technology

The "Technology" means a hybrid lead-carbon battery/capacitor technology developed by C&T, and limited to certain Application Areas as described herein. The Parties acknowledge that the Technology is currently in lab prototype state, ~~having received little development as a commercial product or process~~.

The Technology includes:

a) Intellectual property which is described in US patent <########> and in related patents pending or planned, and such as has been demonstrated to Axion;

b) The trade secrets and other such proprietary know-how information relating to the design and manufacturing of the Technology which are owned or controlled by C&T;

c) Unpublished trade secrets and product-specific know-how related to the performance, production techniques, and production variants of the Technology;

d) All Enhancements or improvements by C&T to the Technology;

e) Other such intellectual property created by C&T whose creation is funded by Axion; and

f) Other intellectual property as may be included, formally, by the mutual consent of the Axion and C&T.

### Applications Areas

The use of the Technology is limited to the following Application Areas, any or all of which may or may not require customization:

(a) back-up power or uninterruptible power supply (UPS);

(b) accumulation of electric power for subsequent peak shaving, co-generation, distribution, and/or replacement of network electric power in utility, industry, business and/or residential markets;

(c) accumulation or buffering of electric power from alternative energy stationary sources (such as wind, fuel cells, solar, biomass, geothermal, hydroelectricity, etc.);

(d) other application areas that are not related to motive, traction or recuperative products, or which do not integrate the Technology with traditional portable consumer power products (such as cell phones, "palm pilots", power tools, flashlights, lap-tops, etc);

(e) Mobile configurations of the foregoing which are used in a stationary manner (such as a large, but easily transportable power buffer unit that can be moved to troubled locations within a power grid); and

(f) Other such application areas as may be included, formally, by the mutual consent of Axion and C&T.

## Schedule C:
### Initial Project Plan, Deliverables, Schedule, Milestones


**TO BE PREPARED AND AGREED WITHIN 21 DAYS FROM THE EFFECTIVE DATE**

## Schedule D: Axion Project Management and Operating Budget (to be attached)

### Schedule D: Axion Project Management and Operating Budget.

**Definitions and overview.**

There is a project being done by C&T and Axion: "The Axion Project". It is expected to continue for years. The purpose of the project plan is to make the battery, to adapt the battery, to improve the battery, and to set up conditions which will allow us all profit from the battery technology.

The Axion Project will at all times be defined by the Axion Project Plan (the "APP") which will be continuously revised and supervised primarily by two senior technical staff – Pavel Shmatko and Konstantin Rodionov (the "Technical Managers"), who will be operating at the VP level of authority. The initial APP will be defined in Schedule C

There are other projects being done by C&T that are not part of this project, thus there are two classes of project work being done by C&T staff. At all times, and in an above-board manner, the management of C&T and the management of Axion will maintain a distinction in both terms of ownership, control and financial support between these two classes of project.

## NOTE:

**See additional clarifications as to how this Schedule D works, set out at end of this Schedule**

**Summary.**

- Axion proposes to pay for all costs associated with their project, i.e. equipment costs, materials costs, travel costs, and technical staff costs.

- Axion proposes to pay for all facilities and support staff costs.

- Axion proposes to make available 25% of the time of all key project staff for C&T. Non-key staff will be available as per C&T's needs.

- Axion proposes to pay C&T a management surcharge amount equal to 50% of the technical staff salaries (including bonuses) used on the Axion project.

- Axion proposes simple accounting, flexible planning, and joint oversight of the project.

- Axion proposes C&T will have a technical manager with VP-level authority within Axion in addition to its Board representation within Axion.

**Overview Issues.**

1. Axion is providing ongoing support for the project of further-developing the licensed technologies. In doing this, it is providing funds for engineers and scientists alike, and for their support infrastructures, during periods of research and periods of development.

2. This must be done in a professional and accountable way. The agreed basis is a plan, and a budget, with regular meetings to guide the plan, and full disclosure at all times.

3. Axion also wishes to provide a stable and agreeable R&D environment. The elements of this include both flexibility and stringent clarity on issues of funding and planning, and stable, happy work arrangements for all, especially including technical staff.

4. C&T has additional R&D that it wishes to conduct in areas that may not be related to the licensed technology. Examples of this include developing porosimetry devices and developing the recuperative battery. C&T needs the resources and flexibility to conduct this research, funded by its own cash.

5. Both companies have a large stake in the success of this technology and in Axion's successful commercialization of the technology. Both companies will have oversight into each other's activities at the Board level. Potentially, both companies may be merged together.

**Management surcharge.**

1. Axion will provide funds for C&T's management oversight of the technical staff on the following basis:

*C&T will receive, without requirement for further accounting, a surcharge in the amount of 50% over the actual technical staff salaries consumed by the project, and also over any salary-bonuses paid to them by Axion.*

**General funding.**

1. Axion will pay for all facilities costs, with very few exceptions. Facilities costs are the building, its insurance, heat, ventilation, power, and other "backbone" services. Telephones usage charges are probably separate.

2. Axion will pay for the entire support staff salaries of C&T, these staff being Nadia, Mikhail and Sonya.

**Axion Project Staff.**

1. Certain C&T scientific staff, possibly at times all of them, will be accepted as "Axion Project Staff" ("APS"). There are qualifying conditions for this designation, and significant benefits to this designation.

2. In order to qualify as Axion Project Staff:

- They must be accepted as such by the Technical Managers.

- They must follow the project plan, as supervised by the Technical Managers. In deference to their skills, they will probably have significant input to this plan.

- They must make available, with priority to the Axion Project, 75% of their time. Time accounting will be done daily, with little overhead. There will be considerable flexibility on this rule, provided that the Axion project gets general priority.

- Axion Project staff shall provide weekly progress reports, written from daily notes.

3. Axion will pay for 100% of the APS salaries.

4. Axion will provide excellent health care benefits to APS staff.

5. Axion will provide a rolling 3-month window of job security to each APS staff member, subject to notice to C&T and to the APS staff, subject to work being done in good faith and without a terminal breach of this accord by the APS staff member.

6. Axion will expect a five-day work week, with all Canadian statutory holidays paid.

7. Axion will pay for 6 weeks of paid vacation per year for non-resident staff, accruing daily.

8. Axion will pay for up to three round trip air fares per year for the non-resident staff, home trips only.

9. Axion will provide bonuses for work of merit, recognition in any patents generated.

**Part-time technical staff.**

1. Certain C&T technical staff will be casual or part-time workers on the Axion Project.

2. In order to qualify as Casual workers:

- They must be accepted as such by the Technical Managers.

- They must follow the project plan, as supervised by the Technical Managers. In deference to their skills, they will probably have significant input to this plan.

- They must make time available to the Axion Project on a scheduled basis, pre-approved. Time accounting will be done daily, with little overhead.

- Axion Project staff shall provide daily notes.

3. Axion will not provide health care benefits.

4. Axion will provide a monthly estimate of casual staff use requirements.

5. Axion provide pay only for hours worked, plus the C&T surcharge.

**Supplementary funding.**

1. Axion will pay for materials consumed in the Axion project.

2. Axion will pay for travel expenses consumed in the Axion project.

3. Axion will pay for equipment required by the Axion project.

4. Axion will pay for consultants required by the Axion project. These include Dr. Conway et al, and other consultants who may be needed from time to time.

5. Axion will provide enhanced working conditions for the staff of the Axion project, and for other ancillary technical staff. These are detailed herein.

6. Axion will support the operating culture that is now in place in order to provide stability and comfort.

**Budget Management.**

1. Axion, solely, will provide a budget for all work on the project, subject to a general discussion with C&T and with the APS staff, and as proposed in detail by the Technical Management.

2. The Technical Management will administer the supplementary budget funds on a purchase order/approval basis, with regular accounting and review by Axion.

3. C&T management will administer staff salaries and services. All claw-back costs from the project staff will be subject to an open-books audit. The management surcharge will be paid monthly.

4. There will be a weekly review meeting, dealing with the budget, and the activities of both Axion and C&T. Minutes of this meeting will be available to Axion and to C&T.

**Development Budgets.**

1. In addition to all the foregoing, there will exist an experimental process development budget, whose planning and execution will be a coordinated by the Technical Management.

2. In further addition, there will be an experimental manufacturing development budget, which will be administered by the VP Technology.

**Project and Staff Management.**

1. C&T will manage all their staff in order to keep them available for the Axion project or for their own projects, and will administer to their personal needs and financial obligations. C&T will administer their own projects separately.

2.  Axion will administer the Axion Project plan in consultation with C&T, and in daily and close consultation with the Technical Management.

3.  In the following chart, there are two key technical managers, one from each company. These staff, who are qualified scientists and managers, will maintain the project

ATTACH CHART!

**Additional clarifications as to how this Schedule D works.**

*All sums of money payable to C & T, pursuant to Schedule D are net to C & T and do not include taxes or other deductions payable to government authorities. All other taxation liabilities pursuant to this Agreement are subject to review and approval by the mutual consent of tax counsel for both of the parties hereto.*

*Payments made according to this Schedule D are based on the financial model hereto [provided by Kirk] (the "Model"), which Model represents approximate monthly expenses for C & T. The minimum monthly expenses represented on the Model, with the exclusion of the Supplementary Budget, shall be paid by Axion on a monthly basis. Any Supplementary Budget fees will be paid by Axion as they arise.*

*Kirk and Valery will meet on a weekly basis to discuss the C & T expenses and Supplementray Budget in order to determine the amount of money payable to C & T. Amounts for the month are to be finalized within 5 days of the end of the month and paid promptly within two business days following this.*

*In the event of a disagreement regarding any weeks expenses, payment shall be made in accordance with the previous agreed upon period's payment, subject to later adjustment when the disagreement is resolved.*

*Payments of C & T expeses begin as of November 1, 2003 (in advance).*

Schedule E:    **List of C&T Key Scientists**

Name

Acad. Degree

Specialty

Months w/C&T

Age

Salary p.a.

Immigration status

Employment authorization to date

**Schedule F:   C&T Patent Rights**

**Schedule G:**   **Restrictions (against reverse engineering, etc.) for Sub-licensees**

## A.   Sub-Licensee's Rights, Representations And Obligations

1.   Subject to Sub-Licensee's payment of the appropriate license fees, Axion hereby grants and Sub-Licensee hereby accepts a non-exclusive, non-transferable, right and license within the Territory, in accordance with the User Documentation and this Agreement and only in conjunction with the Technology for the specified Applications to:

(a)   assemble or manufacture Products;

(b)   allow such rights to Affiliates who have agreed to be bound by provisions of this Agreement provided that Sub-Licensee guarantees the obligations of such Affiliates.

2.   assembly or manufacture of the Products is restricted to (a) the number of units for which license fees have been paid; or (b) such other restriction based on use, volume or other measurement to which the parties have agreed in writing.

3.   Except as specifically permitted by this Agreement, Licensee shall not directly or indirectly (a) use any Confidential Information of Axion to create any technology which is substantially similar to any Product; (b) reverse engineer, or otherwise attempt to derive the proprietary info with respect to any Product; (c) rent, or lease the rights or licenses granted by this Agreement; (d) use, distribute, copy, adapt, create derivative works of, or otherwise modify any Product or other Confidential Information of Axion; or (e) permit anyone to engage in the foregoing.

4.   Licensee does not have, and shall not claim that it has, any right in or to any of the Products or the Confidential Information received from Axion other than as specifically granted by this Agreement.   Licensee shall promptly notify Axion of any actual or suspected unauthorized use of the Products or use or disclosure of the Confidential Information received from Axion, and shall provide reasonable assistance to Axion (at Axion's expense) in the investigation and prosecution of such unauthorized use or disclosure.

5.   Licensee shall comply with the Export Laws.   Licensee hereby assures Axion that it will not export or re-export directly or indirectly any part of the Product(s) or any Confidential Information to any country for which a validated license is required under the Export Laws without first obtaining a validated license.

**Schedule H: Rules Regarding Arbitration**

The following rules and procedures govern any arbitration pursuant to this Agreement.

## 1.1 Commencing an Arbitration

(a) A party (the "Claimant") may commence an arbitration by giving notice to the other party (the "Respondent"), specifying particulars of the issue in dispute and proposing the name of a single arbitrator. The Respondent shall be deemed to have accepted the arbitrator proposed by the Claimant unless the Respondent notified the Claimant within 10 days of receiving notice of the arbitration that the proposed arbitrator is unacceptable and an alternate arbitrator is suggested by the Respondent. If the parties do not agree upon an arbitrator within 10 days after the date signifying the end of the such 10-day notification period of the Respondent, either party may apply to a judge of the Superior Court of Justice under the Arbitration Act, 1991 (Ontario), as amended or substituted for from time to time, for the appointment of a single arbitrator who must be a person at arm's length (i.e., independent) to each of the parties. The arbitrator accepted by the parties or appointed by the judge (the "Arbitrator") shall then conduct the arbitration.

(b) The Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm's length from both parties and shall not be a member of the audit or legal firm or firms who advise either party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the parties.

## 1.2 Submission of Written Statements

(a) Within 5 days after the appointment of the Arbitrator, the Claimant shall send the Respondent and the Arbitrator a Statement of Claim, setting out in sufficient detail the facts and any contentions of law relied upon, and the relief claimed.

(b) Within 15 days after receiving the Statement of Claim, the Respondent shall send the Claimant and the Arbitrator a Statement of Defence, stating in sufficient detail which of the facts and contentions of law in the Statement of Claim the Respondent admits or denies, on what grounds, and on what other facts and contentions of law the Respondent relies.

(c) Within 10 days of receiving the Statement of Defence, the Claimant may send the Respondent and the Arbitrator a Statement of Reply.

(d) All Statements of Claim, Defence and Reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents relied upon and not previously submitted, and, where practicable by any relevant samples.

(e) After all Statement have been submitted, the Arbitrator shall give directions for the further conduct of the arbitration.

Meetings and Hearings

(a) The arbitration shall take place within 10 days from the date on which the Respondent and the Arbitrator received the Statement of Defence (or, if no such statement was received, from the date ending the 10-day period contemplated by paragraph (c) above) in the Municipality of Metropolitan Toronto, Ontario unless the Claimant and Respondent both agree in writing to extend the period within which the arbitration must be heard or agree to hold it in some other place. The arbitration shall be conducted in English unless both parties and the Arbitrator agree otherwise. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b) All meetings and hearings will be in private unless the parties otherwise agree. Both parties and the Arbitrator shall keep confidential all documents submitted during the arbitration and all meetings, hearings and discussions associated with the arbitration, including the fact that the parties have commenced the arbitration.

(c) A party may be represented at any meetings or hearings by legal counsel.

(d) Each party may examine, cross-examine and re-examine all witnesses at the arbitration.

## 1.3 The Decision

(a) The Arbitrator will deliver a decision in writing and, unless the parties otherwise agree, will set out the reasons in the decision.

(b) The Arbitrator will send the decision to the parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each party because of illness or other cause beyond the Arbitrator's control.

(c) The decision shall be final and binding on the parties and shall not be subject to any appeal or review procedure so long as the Arbitrator has followed these rules in good faith and has proceeded in accordance with the principles of natural justice.

## 1.4 Jurisdiction and Powers of the Arbitrator

(a) By submitting to arbitration under these Rules, the parties shall be taken to have conferred on the Arbitrator the jurisdiction and powers set out in this section. The Arbitrator will exercise jurisdiction and these powers as provided in these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration. The Arbitrator shall not award punitive, consequential or exemplary damages.

(b) Without limiting the jurisdiction of the Arbitrator at law and subject to paragraph (a) above, the parties agree that the Arbitrator shall have jurisdiction to:

    (i) determine any question of law arising in the arbitration;

    (ii) determine any question as to the Arbitrator's jurisdiction;

    (iii) determine any question of good faith, dishonest or fraud arising in the dispute;

    (iv) order any party to furnish further details of that party's case, in fact or in law;

    (v) proceed in the arbitration even if a party fails or refuses to comply with these Rules or with the Arbitrator's orders or directions, or to attend any meeting or hearing, but only after giving that party written notice that the Arbitrator intends to do so;

(vi) receive and take into account such written or oral evidence tendered by the parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)   make one or more interim awards;

(viii)   hold meetings and hearings and make a decision (including a final decision) in Ontario or, if the parties agree, elsewhere;

(ix) order parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or classes of documents in their possession or power which the Arbitrator determines to be relevant;

(x) order the preservation, storage, sale or other disposal of any property or thing under the control of any of the parties; and

(xi) make interim orders to secure all or part of any amount in dispute in the arbitration.

## Schedule I:
### Due Diligence Request List

## PART A: LEGAL DUE DILIGENCE DOCUMENT REQUEST LIST

The following documents are to be provided for the review of Axion Power Corporation in connection with our legal due diligence of C and T Co. Inc. (the "Company").

For purposes of this document request list, "subsidiaries" of the Company should include each entity in which the Company directly or indirectly owns 10% or more, of such entity's total assets or owners' equity, and "affiliate" of the Company should include each entity that owns 10% or more of the Company's consolidated assets or stockholders' equity or otherwise controls the Company, is controlled by the Company or is under common control with the Company.

**I.**     **Corporate Records**

1. Certificate of Incorporation (or other charter document) and bylaws (or other governing document) of the Company and each of its subsidiaries including all amendments.

2. List of each subsidiary and affiliate of the Company and its jurisdiction of incorporation or organization.

3. List of jurisdictions in which the Company and its subsidiaries are qualified to do business.

4. Minutes of meetings and written resolutions of the Boards of Directors of the Company and each of its subsidiaries since their inception. Please include minutes and consents of any committees of the Board of Directors.

5. Minutes of all shareholders' meetings and written resolutions of shareholders of the Company and each subsidiary since inception.

6. Stock ledger or transfer book of the Company and each subsidiary and all transfer records since inception.

7. Form of stock certificate of the Company.

8. Documents relating to issuances of other equity securities by the Company and any subsidiaries, including certificates of designation for issuances of preferred stock, warrants or other convertible securities (preferably closing binders for each round of financing along with offering/private placement memoranda and reports).

9. Agreements between the Company and any of its subsidiaries and affiliates.

10. Related party agreements between any of the Company and its subsidiaries on the one hand and any of their affiliates, shareholders, officers, directors, employees or representatives on the other hand.

11. List of current shareholders of the Company and their share ownership on a fully-diluted basis.

12. Documents evidencing outstanding subscriptions, options, rights, commitments or other agreements relating to the purchase or registration of the securities of the Company or any of its subsidiaries.

13. Documents evidencing trusts, (including fiduciary, voting or otherwise) shareholder/investor agreements transfer or resale restrictions, registration rights, voting rights and rights of first refusal, co-sale and pre-emptive rights between the Company and/or its shareholders.

14. Change of control agreements or provisions.

15. Organizational charts.

16. List of key employees, management and directors of the Company.

## II. Periodic Reports and Publicity

1. Annual and interim reports, financial or otherwise, and any other publications of the Company and its subsidiaries since their inception, including any audit or accountant's review letters and letters from the Company's accountants to management or shareholders.

2. Reports, studies and analyses to or of the Company and its subsidiaries prepared by consultants, accountants, engineers, rating agencies, marketing consultants, intellectual property consultants, investment banks or other financial institutions.

3. Press releases of the Company and its subsidiaries since inception.

4. Corporate plans or similar reports prepared by management discussing the Company, its business outlook, operations or projected performance.

5. Budgets, forecasts and projections of the Company, both internally prepared and prepared by third parties.

## III. Government Regulations and Filings

1. Any correspondence and/or filings with any Securities and Exchange Commission (including documentation of exemptions from registration relied upon by the Company).

2.  Governmental or regulatory permits, licenses, filings or authorizations of the Company and its subsidiaries with respect to any federal, provincial, state, local or foreign governmental entity.

3.  Environmental reports, assessment notices and environmental compliance records since inception of the Company.

4.  Correspondence with any governmental entity of or on behalf of the Company and its subsidiaries since their inception.

## IV.  Taxes

1.  Tax sharing or tax allocation agreements of the Company, any subsidiary or affiliate.

2.  Federal, provincial, state and local income tax returns and reports of the Company and each non-consolidated subsidiary, including audits, deficiency assessments, disputes, settlement agreements, rulings and revenue agents' reports [for the last five years].

3.  Documentation relating to sales tax and property taxes of the Company and each subsidiary (both real and personal) [for the last five years].

4.  Correspondence between the Company or any subsidiary and any taxing authority not previously covered above [for the last five years].

## V.  Significant Transactions

1.  Documentation of any acquisitions of assets or equity, dispositions of assets or equity, mergers, reorganizations, investments in affiliates or third parties or any other extraordinary event involving the Company and its subsidiaries.

2.  Alliance agreements and joint undertakings of the Company and each subsidiary.

3.  Memoranda of understanding of the Company and each subsidiary.

4.  Confidentiality and standstill agreements of the Company and each subsidiary.

## VI.  Marketing

1.  Market research of the Company (studies, analyses and reports prepared in-house or by third parties).

2.  Advertising and promotional agreements, plans and other arrangements of the Company.

3.  List of advertisers, sponsors, promoters, resellers and all current agreements or arrangements of the Company with such parties.

## VII.  Intellectual Property

Please see the separate list set out as Part B, below.

## VIII.  Employment and Labor

1.  Labor contracts with unions and non-union workers including union grievances, strike history and settlement arrangements.

2.  Summary of Workmens' Compensation claims over the last three years and status of each claim.

3.  Each employment and consulting agreement of the Company and its subsidiaries.

4.  Any settlement or severance contracts or arrangements between the Company and its subsidiaries and any former employee, officer, consultant or director.

5.  Independent contractor agreements.

6.  Non-competition agreements.

7.  Non-disclosure/confidentiality agreements

8.  Indemnification agreements between the Company and any other party.

9.  List of loans to employees/officers/directors of the Company and each subsidiary.

10.  Copy of each incentive, welfare and retirement plan of the Company and its subsidiaries and any one-off arrangements, including stock bonus and option plans or agreements, deferred compensation plans, pension and profit sharing plans, medical and group insurance plans.

11.  Actuarial reports prepared for any employee benefit plan of the Company or any subsidiary.

12.  Schedule of any pending, threatened and settled claims with respect to any employee benefit plan.

## IX.  Financings

1.  Documents and agreements evidencing material long-term and short-term borrowings, whether secured or unsecured, by the Company or any subsidiary, including loan and credit agreements, indentures, letters of credit, promissory notes, lines of credit, guarantees, security agreements and other evidences of indebtedness currently in effect.

2.    Prospectuses, placement memoranda or offering circulars relating to any offerings of debt securities by the Company or any subsidiary and any agreements relating to such offerings.

3.    Documents and agreements evidencing any other material financing arrangements of the Company or any subsidiary, including mortgages, sale and leaseback arrangements or installment purchases.

4.    Correspondence with lenders including waivers and consents, compliance certificates, schedules or opinions of counsel prepared by or on behalf of the Company or any subsidiary showing compliance with any covenants in any of the debt instruments referred to above.

5.    List of material accounts payable including creditor name and amount.

6.  Escrow agreements.

7.    List of intercompany debt and debt between the Company and any affiliate.

8.    Agreements or commitments relating to current and planned capital expenditures.

## X.    Real and Personal Property

1.    List of all material real and personal property owned.

2.    List and copies of all real property and equipment leases, installment contracts or service agreements that provide for payment or transfer of services in excess of $5,000 per year.

3.    Contracts for the purchase, lease or servicing of equipment, including management and maintenance agreements that provide for payment or transfer of services in excess of $5,000 per year.

4.    Agreements or documents evidencing a lien, restriction, security interest or other encumbrance on any of the above items.

5.    List of easements and rights-of-way.

## XI.    Insurance

1.  List of insurance policies in effect, coverages and amounts of coverage.

## XII.    Litigation

1.  List of all claims, disputes, litigation, criminal investigations, sanctions, administrative proceedings, arbitration, mediation, contract disputes, settlements (outstanding, threatened or concluded) of the Company, its subsidiaries, their affiliates and representatives since the

inception of the Company, including names of parties, nature of dispute, name of court or tribunal and current status.

## XIII.  Other Contracts

1.  Contracts or agreements of the Company and its subsidiaries including:
(i) purchase contracts that provide for payments in excess of $5,000 per year, (ii) service agreements, (iii) joint venture agreements, (iv) partnership agreements, (v) options, (vi) barter arrangements, (vii) investment contracts, (viii) sales, advertising, and marketing agreements, (ix) research and development arrangements, (x) government contracts, (xi) agreements relating to supply of services and (xii) guarantees of obligations or warranties (both as guarantor and as beneficiary).

Please include any other agreement or arrangement of the Company and its subsidiaries which in your judgment is material with respect to the Company's business and its outlook.

## PART B: INTELLECTUAL PROPERTY DUE DILIGENCE DOCUMENT REQUEST LIST

Please supply copies of the following documents and other requested information for the Company and each of its subsidiaries (or, if appropriate a negative statement)

Certain questions may be inapplicable or inappropriate.  If so, please state this and explain why. In the interest of conducting a thorough review, however, each item below be considered and that "nil" responses be provided for inapplicable items.

Axion will also be relying on the Company and its advisors to bring attention to materials which are not specifically addressed on the following list, but which would be properly characterized as "material" and which should be the subject of due diligence procedures.  Finally, please advise of any new information or amendments to existing information if, as and when it becomes available, and provide any available additional documentation relating thereto.

### A.  Patents
Please provide a list of all patents, utility and design, (U.S., Canadian and foreign) which are issued and applied for, together with copies of such patents and patent applications. The list should include the following information for each issued patent or pending patent application:

1.  Patent numbers.

2.  Inventors' names.

3.  Date of application.

4.  Date of issue for issued patents.

5. Prior owner, if any, and how the patent was acquired by the Company.

6. How have the assignments been recorded? Please provide copies of recorded assignments.

7. Country.

8. Presence or absence of any security interests.

9. Have all required maintenance fees been paid?

10. Does the Company know of any third party use which may infringe the patent?

11. Is this a "key" patent? Who was the inventor, and is the inventor still employed by the Company?

12. Is the Company aware of any potential blocking patents?

13. Are there any invention disclosures not covered by patents or patent applications?

14. Has the Company received any letters asserting that the Company is infringing any third party patent rights?

Identify the Company's procedures for identifying and protecting inventions, including procedures for identifying whether to file for patent protection, and if so, in what counties.

15. Has the Company enforced its patents in the past and, if so, how?

16. Has the Company conducted any searches or analyses of its competitors' patents? If so, provide those reports.

17. Are there any imminent bar dates or disclosures of new products that require new filings to avoid loss of rights?

18. Was the product, which is subject to the patent, sold or disclosed to the public prior to the date of the application for patent?

19. Please provide all prior art searches, conclusions, reports and opinions, whether internal or external, that the Company possesses concerning the validity of its patents, the infringement of its patents by others, the infringement of third party patents by its products and the validity of such third party patents.

20. Provide copies of any agreements pursuant to which the Company has licensed patents.

21. Are any of the patents owned jointly with one or more third parties? If so, provide details of all joint owners, and copies of all joint ownership arrangements.

22. A list of currently anticipated patent filings.

**B.  Trademarks**

Please provide a list of all (U.S., Canadian and foreign) registered trademarks, common law trademarks, service marks, trade names, symbols and logos, including any applications for or registrations of any of the foregoing, used, controlled or owned by the Company in connection with current, past or anticipated operations of the Company's business ("Trademarks") which are issued and applied for, together with copies any such trademark registrations and applications.

**C.  Copyrights**

Please list all (U.S., Canadian and foreign) registered copyrights in or for any of the Company's products, and any other significant copyrighted works.

**D.  Trade Secrets**

1. Please list the principal processes and other proprietary information considered by the Company to be trade secrets of the Company ("trade secrets").

2. Are any of the trade secrets owned jointly with one or more third parties?

3. Please set out the methods, policies and procedures which the Company uses to protect its own trade secrets and the trade secrets received from third parties in confidence.

4. Please describe unwritten, and provide copies of written, company policies and procedures regarding the protection of any trade secrets. Set out the steps taken to maintain secrecy including:

Internal security procedures.

How the information is disclosed to employees.

How the information is disclosed to outsiders.

Whether the Company has granted any licenses to its trade secrets.

What are the Company's document retention policies and procedures?

What is the Company's e-mail policy?

**E.    Agreements**

Please provide the following documents:

5.    List of all active material licenses (whether the Company is licensor or licensee), sublicenses (whether the Company is licensor or licensee), settlement agreements, consents, decrees or judgments with respect to Patents, Trademarks, Copyrights or trade secrets (collectively, "intellectual property") to which the Company is a party, indicating whether either party is in default thereunder. (Standard form of licenses to customers may be listed by Product). Please include:

All non-standard licenses;

All "license in" agreements for technology used by the Company in the course of its business;

All "license in" agreements for technology incorporated by the Company in the Company products or technologies; and

All "license out" agreements pursuant to which the Company has licensed its technology to third parties.

6.    Standard purchase orders, invoices, order acknowledgment and other forms used by the Company.

7.    Distribution and sales representative agreements.

8.    Value added reseller (VAR), original equipment manufacturer (OEM), and other reseller agreements.

9.    Any agreements with third party contractors.

10.    Standard employee inventions assignment agreements and any material variations to these agreements.

11.    Any loan or other financing documents.

12.    Documents relating to material acquisitions and divestitures for the immediately preceding five years, particularly agreements involving covenants by or in favour of the Company.

13.    Copies of all agreements or arrangements related to the research, development, manufacturing, testing, marketing, etc. of the Company's products and technologies, such as joint development agreements, partnership agreements, technology exchange agreements and agreements with suppliers and vendors.

14. Copies of all customer (including consulting) contracts, including all contracts or other agreements with any governmental entity, relating to the Company's services to such customer.

15. All employment or similar agreements entered into with any employee (including any officer or director) of the Company.

16. All consulting agreements or similar arrangements between the Company and any person or entity (including any officer or director).

17. All agreements or forms of agreement between the Company and employees, consultants, vendors, suppliers, customers and others relating to nonuse or nondisclosure of the Company's intellectual property, assignment of rights in the Company's intellectual property, non-competition, or any combination thereof.

18. Copies of the Company's standard employee confidentiality agreements, inventions agreements, etc. Copies of all special or nonstandard confidentiality agreements, invention agreements, etc.

19. Confidentiality or non-competition agreements between employees and consultants of the Company and their prior employers.

20. All "key person" insurance policies.

21. All agreements dealing with trademarks, such as consent letters, mutual use agreements, licenses or opposition settlement agreements.

22. For each agreement, please provide the following information (if applicable):

23. Confirm that all such agreements remain in existence and that there is no material uncured breach of any such agreements.

24. Are there any provisions creating rights of first refusal or other priority rights in favour of the Company or the other party to any agreement (e.g., most favoured customer provisions)?

25. Has the Company had any difficulties in fulfilling its obligations under the contract?

26. Are there any restrictive covenants (e.g., any exclusivity provisions)?

27. Are there any royalty obligations associated with any intellectual property licenses?

28.    Are there any limits on the Company's activities contained in any past acquisition or divestiture agreements (e.g., covenants not to compete)?

29.    Does the Company rely on any sole-source supplier or licensor of technology? If so, will the Company have access to the technology, by escrow or otherwise, and have the rights needed to use the technology if the supplier breached its obligation to supply?

30.    With respect to each "in license" agreements, please provide the following information:

31.    Are the rights exclusive or non-exclusive?

32.    Are there prohibitions on the Company's right to sublicense?

33.    Are there any other limitations in such agreements which might affect the Company's freedom in the future?

34.    What royalties is the Company required to pay for third party technology incorporated in its products?

35.    Are there any options, reversions and other durational limits in licenses?

36.    Are there territorial limitations and limitations on rights granted to the Company in the license?

37.    With respect to each "license out" agreements, please provide the following information:

38.    What are the provisions of the license?

39.    What type of compensation does the Company receive from the license?

40.    What is the scope of the intellectual property indemnity which the Company has given to its customers? Are there any limitations or caps on the Company's liability? What are the customers' remedies in the event of a claim of infringement? Are these remedies sole and exclusive? Does the Company have the right to control the defense and settlement of any claim?

41.    How much exposure does the Company have? Is there a disclaimer of consequential damages? Is there a cap on liability?

42.    Is there a warranty or an effective disclaimer of any warranty? Is the warranty limited as to time? Does it include a sole and exclusive remedy? Are implied warranties effectively disclaimed?

43. If the Company writes its own software code, has the Company licensed its source code, or agreed to escrow its source code? If so, what are the conditions imposed on the licensee with respect to use?

44. What is the term of the agreement?

**F.  Intellectual Property Litigation**
Please provide information, if applicable, regarding all pending and/or threatened litigation, governmental proceedings, or claims or assessments, whether written or oral, whether against or filed on behalf of the Company, and whether or not formal filings have been made, brought by or against the Company during the past five years concerning the Company's intellectual property. As to each litigation or claim thereof, the Company should identify:

45. Nature of the claim.

46. Dollar value of the claim.

47. The likelihood of an injunction preventing use of equipment, sale or use of a product or process, requiring a change in the product or its name, etc.

48. Does the claim have any potential impact on a revenue stream? If so, to what extent?

49. Does the claim challenge the Company's ownership in an asset which it has incorporated in products which the Company sells to third parties?

50. Is it possible to settle the claim prior to the closing of the acquisition and, if so, on what terms?

51. Please identify any office actions or oppositions filed in any trademark proceedings, and any office actions or interferences filed in any patent application proceedings.

52. Please provide all copies of any outstanding judgments, decrees or settlement agreements to which the Company is a party.

53. Provide all correspondence with any third party who has alleged infringement by the Company of said third parties' rights under patents, trademarks, copyrights, trade secrets and/or unfair competition.

54. Provide copies of any opinions provided by counsel for the Company relating to infringement, validity, right to use or clearance searches on patents, trademarks and copyrights held by corporate or private individuals other than the Company.

55. Description of the use of any Intellectual Property of the Company by any third party which the Company believes may infringe or otherwise compromise the Company's rights in its Intellectual Property.

## G. Security Interests In The Intellectual Property

56. Has the Company granted any securities interests in or to its intellectual property?

57. Has the Company granted assignments of its intellectual property to any lender and received a "license back," permitting the Company to continue to use these property rights?

58. Please provide a description of all liens/or encumbrances on the Company's intellectual property, or rights of third parties therein.

**<u>Schedule J:</u>** **Copies of all agreements between C&T and its employees, contractors, etc.**

**Schedule K:** **Budget (further to section 4.2) See Schedule D**

# EXHIBIT K

# REORGANIZATION AGREEMENT

This Reorganization Agreement ("Agreement") is made, entered into and effective as of this 31st day of December 2003, between and among Tamboril Cigar Company, a corporation organized under the laws of the State of Delaware (the "Company"), Axion Power Corporation, a Canadian Federal Corporation, ("Axion") and the persons identified in Schedules A-1 through A-4 (the "Axion Securityholders").

WHEREAS, the Axion Securityholders identified in Exhibit "A" own common stock and convertible notes of Axion (the "Axion Securities") that will, upon full conversion of the notes, collectively represent 92.3% of the issued and outstanding common stock of Axion; and

WHEREAS, the Axion Securityholders want to create an irrevocable trust for the benefit of certain stockholders of Mega-C Power Corporation; and

WHEREAS, the purpose of the trust will be to protect certain legitimate interests of the stockholders of Mega-C Power Corporation while insulating the Axion Securityholders and the Company from certain potential litigation risks associated with ongoing litigation and potential regulatory enforcement actions arising from the prior activities of Mega-C Power Corporation and certain of its directors, officers and stockholders; and

WHEREAS, the Company wishes to acquire the Axion Securities, solely in exchange for certain common stock and warrants the (the "Company Securities") that will be issued to the Axion Securityholders and placed in trust for the benefit of the stockholders of Mega-C Power Corporation;

NOW, THEREFORE, in consideration of the mutual covenants, obligations and benefits hereinafter set forth, the parties hereto agree as follows:

**1. REPRESENTATIONS AND WARRANTIES OF AXION.** Axion represents and warrants to the Company:

a. <u>Organization and Qualification; Subsidiaries</u>. Axion is a Canadian Federal Corporation duly organized, validly existing and in good standing, which has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted; and is duly qualified and in good standing to do business in the Province of Ontario and each other jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary. Axion has no directly or indirectly owned subsidiaries.

b. <u>Articles of Incorporation and By-Laws</u>. Axion has heretofore furnished to the Company complete and correct copies of all material corporate documents. The documentation provided includes Axion's Articles of Incorporation and all amendments thereto, Axion's By-laws and all amendments thereto, minutes of all of the meetings of the incorporators, board of directors and shareholders and copies of all material contracts, leases, licenses or other contracts to which Axion is a party or in which Axion has an interest.

c.     Capitalization. The authorized capital stock of Axion consists of an unlimited number of shares of common stock without par value ("Axion Common"). As of the date hereof one (1) share of Axion Common is issued and outstanding and 3,400,000 shares of common stock are issuable to the founders of Axion for out-of-pocket costs incurred and substantial personal services actually rendered in connection with the organization of Axion. All of the issued and outstanding shares of Axion Common are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Axion' Articles of Incorporation or By-Laws or any other agreement to which Axion is a party or bound. Axion has received the full consideration for the founders' shares and the shares are presently issuable to the persons entitled thereto. Schedule A-1 identifies the owner of the one issued and outstanding share of Axion Common and the beneficial owners of the 3,060,000 founders' shares that will be acquired by the Company pursuant to this Agreement.

Axion has previously sold $550,000 aggregate principal amount of convertible seed financing notes, which are convertible into Axion Common at a price of $.50 per share. Schedule A-2 identifies the holders of the $500,000 aggregate principal amount of Axion's convertible seed financing notes that will be acquired by the Company pursuant to this Agreement.

Axion has previously sold $800,000 aggregate principal amount of convertible first round private placement notes, which are convertible into Axion units at a price of $.75 per unit. Each Axion unit will include one share of Axion Common and one warrant that entitles the holder to purchase one additional share of Axion Common for a period of one year upon payment of a warrant exercise price $1.00 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $1.50 per share. Schedule A-3 identifies the holders of the $800,000 aggregate principal amount of Axion's convertible first round private placement notes that will be acquired by the Company pursuant to this Agreement.

Axion has previously sold $150,000 aggregate principal amount of convertible second round private placement notes, which are convertible into Axion units at a price of $1.00 per unit. Each Axion unit will include one share of Axion Common and one warrant that entitles the holder to purchase one additional share of Axion Common for a period of one year upon payment of a warrant exercise price $1.50 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $2.00 per share. Schedule A-4 identifies the holders of the $150,000 aggregate principal amount of Axion's convertible second round private placement notes that will be acquired by the Company pursuant to this Agreement.

Except as set forth above, there are no bonds, debentures, notes or other debt securities presently outstanding, or any agreements, understandings or arrangements obligating Axion to issue, deliver or sell any debt securities in the future.

Except as set forth above, there are no options, warrants, calls or other rights, agreements, arrangements or commitments presently outstanding, or any agreements, understandings or arrangements obligating Axion to issue, deliver, sell or enter into any such option, warrant, call or other such right, agreement, arrangement or commitment in the future.

All of the Axion securities specified above are duly authorized, validly issued, fully paid and nonassessable and are owned by the persons specified in Schedules A-1 through A-4, free and clear of any security interests, liens, claims, pledges, agreements, limitations on voting rights, charges or other encumbrances of any nature whatsoever ("Encumbrances").

d.     <u>Authority</u>. Axion has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceeding on the part of Axion is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Axion and, assuming the due authorization, execution and delivery thereof by the Company, constitutes the legal, valid and binding obligation of Axion enforceable in accordance with its terms.

e.     <u>No Conflict; Required Filings and Consent</u>. The execution and delivery of this Agreement by Axion does not, and the performance of this Agreement by Axion will not (i) conflict with or violate the Articles of Incorporation or By-Laws of Axion, (ii) conflict with or violate any shareholders agreement that is binding on Axion, (iii) conflict with or violate any federal, state, or local law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "<u>Laws</u>") in effect as of the date of this Agreement and applicable to Axion or by which its properties are bound or subject, or (iv) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of an Encumbrance on, any of the properties or assets of Axion pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Axion is a party or by which Axion or its properties are bound or subject except for breaches, defaults, events, rights of termination, amendment, acceleration or cancellation, payment obligations or liens or Encumbrances that would not have a material adverse effect on the business, properties, assets, condition (financial or otherwise) operations or prospects of Axion, taken as a whole ("<u>Axion Material Adverse Effect</u>").

The execution and delivery of this Agreement by Axion does not, and the performance of this Agreement by Axion will not, require Axion to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any governmental or regulatory authority ("<u>Governmental Entities</u>") based on laws, rules, regulations and other requirements of Governmental Entities in effect as of the date of this Agreement, except for applicable requirements, if any, of (i) federal or state securities laws and the filing and recordation of certain corporate documents as required by applicable State law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, either individually or in the aggregate, prevent Axion from performing its obligations under this Agreement or have a Axion Material Adverse Effect.

f.     <u>Permits; Compliance</u>. Axion is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Axion Permits"), and there is no action, proceeding or investigation pending or, to the knowledge of Axion, threatened, regarding suspension or cancellation of any of Axion Permits. Axion is not in conflict with, or in default or violation of (a) any Law applicable to Axion or by which any of its properties is bound or subject or (b) any of the Axion Permits, except for any such conflicts, defaults or violations which would not have a Axion Material Adverse Effect.

g. <u>Financial Statements</u>. Attached hereto as "<u>Exhibit B</u>" is a preliminary unaudited balance sheet of Axion as of December 31, 2003. The preliminary unaudited balance sheet has been prepared by Axion in accordance with generally accepted accounting principles and fairly presents the financial position of Axion as of the date thereof. Axion has not:

(1) issued any equity, debt or other securities that are not reflected in the preliminary balance sheet;

(2) paid or declared any dividends or distributions of capital, surplus, or profits with respect to any of its issued and outstanding securities;

(3) entered into any other transaction or agreement which would, or might, materially impair its shareholders' equity as reflected in the preliminary balance sheet.

h. <u>No Undisclosed Liabilities</u>. There are no liabilities of Axion of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than liabilities fully reflected or reserved against on the Axion Financial Statements; and liabilities which, individually or in the aggregate, would not have a Axion Material Adverse Effect.

i. <u>Absence of Litigation</u>. There is no claim, action, suit, litigation, proceeding, arbitration or investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or threatened against Axion or any properties or rights of Axion and Axion is not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders.

j. <u>Taxes</u>. Axion has filed each federal, state and local tax return required by law, or has filed proper extensions, and has paid all Taxes, assessments and penalties due and payable. The provisions for Taxes, if any, reflected in the most recent balance sheet included in the Axion Financial Statements are adequate for any and all federal, state, county and local taxes for the period ending on the date of that balance sheet and for all prior periods, whether or not disputed. There are no present disputes as to Taxes of any nature payable by Axion or any Subsidiary.

k.   Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated in this Agreement based upon arrangements made by or on behalf of Axion.

l.   Axion Corporate Action. The Board of Directors of Axion has (a) determined that the transaction contemplated hereby is advisable and fair and in the best interests of Axion and the Axion Securityholders, (b) approved the transaction contemplated hereby in accordance with the applicable laws of the Province of Ontario, Canada, (c) recommended the approval of this Agreement by the Axion Securityholders and (d) obtained the requisite approval of the transactions contemplated in this Agreement.

m.   Environmental Laws and Regulations. Axion is in material compliance with all applicable federal, provincial and local laws and regulations and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata (collectively, "Environmental Laws")), which compliance includes, but is not limited to, the possession by Axion of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof and compliance with notification, reporting and registration provisions under applicable Environmental Laws; Axion has not received notice of, or, to the knowledge of Axion, is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or noncompliance with any Environmental Law ("Environmental Claim"); and to the knowledge of Axion, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future, or to require material expenditures to maintain such material compliance in the future.

There are no Environmental Claims that are pending or, to the knowledge of Axion, threatened against Axion, or, to the knowledge of Axion, against any person or entity whose liability for any Environmental Claim Axion has or may have retained or assumed either contractually or by operation of law.

To the knowledge of Axion, there are no circumstances that could form the basis for an Environmental Claim against Axion, or against any person or entity whose liability for any Environmental Claim Axion or any Subsidiary has or may have retained or assumed either contractually or by operation of law.

n.   Intellectual Property Rights. Axion has a valid license to develop and commercialize a novel hybrid lead/acid/carbon battery technology (the "E$^3$Cell") as described in a license agreement dated November 15, 2003 between Axion and C and T Co. Incorporated. Except as specifically provided in the license agreement, Axion's rights to use the licensed technologies are free and clear of all liens, charges, encumbrances, or restrictions, however characterized. Axion is not in default under any of the material terms or provisions of the license agreement and there are no known claims against Axion concerning its rights under the license agreement.

o.   <u>Survival of Representations and Warranties.</u> All of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of two (2) years from the Closing Date.

## 2. REPRESENTATIONS AND WARRANTIES OF AXION SECURITYHOLDERS.
The Axion Securityholders severally warrant to the Company:

a.   <u>Authority</u>. The Axion Securityholders have full power and authority to exchange the Axion Securities for Company Securities upon the terms and conditions provided for in this Agreement, and when delivered to the Company in accordance with the terms of this agreement, the Axion Securities will be free and clear of any lien or other encumbrance. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized no other proceeding is necessary to authorize any Axion Securityholder to execute this Agreement or consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Axion Securityholder and, assuming the due authorization, execution and delivery thereof by Axion and the Company, constitutes the legal, valid and binding obligation of each Axion Securityholder enforceable in accordance with its terms.

b.   <u>Investment Intent.</u> Each Axion Securityholder is acquiring the Company Securities solely for his own account, for investment, and not with a view to any subsequent "distribution" thereof within the meaning of that term as defined in the Securities Act of 1933, as amended (said Act and rules and regulations promulgated thereunder being hereinafter referred to as the "<u>Securities Act</u>"). Each Axion Securityholder understands that the Company Securities have not been registered under the Act or securities laws of any State or Province ("<u>State Act</u>") by reason of the specific exemptions therefrom, which exemptions depend in part upon each Axion Securityholder's subjective investment intent as expressed herein. In furtherance of the foregoing, each Axion Securityholder has previously executed an "Investment Representation Letter and Letter of Intent Signature Page" that contains certain representations and warranties of the Axion Securityholder and appoints the duly authorized officers of Axion as his attorney-in-fact to execute this Agreement on his behalf.

c.   <u>Accredited Investor Status.</u> Each Axion Securityholders is:

(1)   An "Accredited Investor" as such term is defined in Regulation D promulgated under the Act; and

(2)   Capable of evaluating the merits and risks of the exchange of Axion Securities for Company Securities; and that they are able to bear the economic risks of the investment and are able to protect their own interests in an investment of this nature.

Each Axion Securityholder further represents and warrants that all of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of two (2) years from the Closing Date.

**3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** The Company hereby represents and warrants to Axion and each Axion Securityholder:

a. <u>Organization and Qualification.</u> The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary. The Company has no directly or indirectly owned subsidiaries.

b. <u>Articles of Incorporation and By-Laws.</u> The Company has heretofore furnished complete and correct copies of its' Articles of Incorporation and By-Laws, including all amendments thereto or restatements thereof to Axion and each Axion Securityholder. The Company is not in violation of any of the provisions of its Articles of Incorporation, By-Laws.

c. <u>Capitalization.</u> The Company has the corporate authority to issue a total of 400,000,000 shares of $.0001 par value common stock and 100,000,000 shares of $0.0001 par value preferred stock, of which 30,000,000 shares of common stock are presently issued and outstanding. All issued and outstanding shares of the Company's common stock are fully paid, validly issued and nonassessable. Except as specifically provided herein, no other capital stock of the Company will be outstanding on the Closing Date. Except as specifically provided herein, no stockholder of the Company will have or obtain any registration rights with respect to any shares of the Company's capital stock that are issued and outstanding on the Closing Date.

On the closing date, after paying all outstanding third-party debts, the Company will have no material assets and approximately $484,123 in related party debt owed to John L. Petersen and Sally A. Fonner. Immediately after the closing of this agreement, the Company will issue 1,865,731 common stock purchase warrants to each of John L. Petersen and Sally A. Fonner in full and settlement of all related party debts. The warrants will expire on December 31, 2005 and each warrant will entitle the holder to purchase one share of common stock year upon payment of a warrant exercise price of $.125 per share.

Immediately after the closing of this Agreement, the Company will have 186,573,104 shares of Common Stock and 13,464,822 common stock purchase warrants issued and outstanding, which will be held beneficially and of record as follows:

| | Common Stock | Warrants | Total Ownership |
|---|---|---|---|
| Tamboril Stockholders | 30,000,000 | 3,731,462 | 33,731,462 |
| MCP stockholders trust | 114,359,736 | | 114,359,736 |
| Axion Founders | 24,480,008 | | 24,480,008 |
| Seed Financing | 8,000,000 | | 8,000,000 |
| First Round Private Placement | 8,533,360 | 8,533,360 | 17,066,720 |
| Second Round Private Placement | 1,200,000 | 1,200,000 | 2,400,000 |
| Totals | 186,573,104 | 13,464,822 | 200,037,926 |

d.     Authority. Each of the Company, Sally A. Fonner and John L. Petersen has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action and no other corporate proceeding on the part of the Company (including, without limitation, any approval by the shareholders of the Company of this Agreement or the transactions contemplated herein) is necessary to authorize this Agreement or to consummate the transactions contemplated herein. This Agreement has been duly executed and delivered by the Company, Sally A. Fonner and John L. Petersen, and assuming the due authorization, execution and delivery hereof by Axion and the Axion Securityholders, constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms.

e.     No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not (i) conflict with or violate the Certificate of Incorporation or By-Laws, as amended or restated, of the Company, (ii) conflict with or violate any Laws in effect as of the date of this Agreement applicable to the Company or by which any of its properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or Encumbrance on, any of the properties or assets of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its properties is bound or subject except for breaches, defaults, events, rights of termination, amendment, acceleration or cancellation, payment obligations or liens or Encumbrances that would not have a material adverse effect on the business, properties, assets, condition (financial or otherwise) operations or prospects of the Company, taken as a whole, or on the transactions herein contemplated ("Company Material Adverse Effect").

The execution and delivery of this Agreement by the Company and the performance of this Agreement by the Company does not require the Company to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entities, except for applicable requirements, if any, of (i) the Securities Act, the Exchange Act, the Blue Sky Laws, the National Association of Securities Dealers, and the filing and recordation of appropriate such documents as required by General Corporation Law of Delaware and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, either individually or in the aggregate, prevent the Company from performing its obligations under this Agreement or have a Company Material Adverse Effect.

While the Company is not required to obtain any regulatory consents prior to the closing of this Agreement, the parties expressly acknowledge that the Company will be required to make the following filings with the SEC in connection with the execution of this Agreement and the performance of the Company's obligations hereunder.

(1)     Within 5 days after the execution of this Agreement, the Company will be required to file with the SEC and promptly distribute to its' stockholders an "Information Statement Pursuant to Section 14(f) of the Exchange Act " which discloses that effective on the 10th day after the mailing thereof, five individuals selected by Axion will be appointed to the Board of Directors and both of the Company's current directors will resign from the board; and

(2)     Within 15 days after the execution of the Agreement, the Company will be required to file with the SEC a Current Report on Form 8-K that provides detailed information on the business combination effected by this Agreement, including audited financial statements for Axion and unaudited pro forma financial information.

f.     Permits; Compliance. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Company Permits"), and there is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened, regarding suspension or cancellation of any of the Company Permits. The Company is not in conflict with, or in default or violation of (a) any Law applicable to the Company or by which any of its properties is bound or subject or (b) any of the Company Permits, except for any such conflicts, defaults or violations which would not have a the Company Material Adverse Effect. The Company has not received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws.

g.     Reports; Financial Statements. The Company and two wholly owned subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Act on April 11, 2000, in the U.S. Bankruptcy Court for the Southern District of Florida (Cases 00-13040-BKC-AJC through 00-13042-BKC-AJC). The Company filed an Amended Plan of Reorganization and Disclosure Statement (the "Plan") with the Bankruptcy Court on August 9, 2000. Thereafter each class of debt and equity interests that was entitled to vote approved the Company's Plan. On December 7, 2000, the Bankruptcy Court entered an order confirming the Company's Plan (the "Confirmation Order"). On December 19, 2000, the Company commenced the implementation of its Plan and the reorganization was substantially complete as of December 31, 2000.

As a result of the Bankruptcy, the Company was inactive and engaged in no business activities until January 23, 2003, when its corporate charter was restored. On March 20, 2003, the Company filed with the Securities and Exchange Commission an omnibus Annual Report on Form 10-KSB for the fiscal years ended December 31, 1998 through 2002, together with quarterly reports for the periods ended March 31. June 30 and September 30, 2002. Since March 20, 2003, the Company has timely filed (i) all forms, reports, statements and other documents required to be filed with (A) the Securities and Exchange Commission ("SEC"), including, without limitation (1) all Quarterly Reports on Form 10-QSB, (2) all proxy and information statements relating to meetings of stockholders (whether annual or special), (3) all necessary Reports on Form 8-K, (4) all other necessary amendments and supplements to all such reports and registration statements (collectively, the "Company SEC Reports") and (B) any applicable

Blue Sky Laws and (ii) all forms, reports, statements and other documents required to be filed with any other applicable federal or state regulatory authorities (all such forms, reports, statements and other documents being referred to herein, collectively, as the "Company Reports"). The Company Reports were prepared in all material respects in accordance with the requirements of applicable Law (including, with respect to the Company SEC Reports, the Securities Act and Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports) and did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports filed prior to or on the date of this Agreement (i) have been prepared in accordance with, and complied as to form with, the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein) and (ii) fairly present the financial position of the Company as of the respective dates thereof and the results of its operations and cash flows for the periods indicated.

The Company's auditors have issued no management letters in connection with the Company's financial statements.

Attached hereto as Exhibit "C" is preliminary unaudited balance sheet of the Company as of December 31, 2003. The preliminary unaudited balance sheet has been prepared in accordance with generally accepted accounting principles and practices consistently followed by the Company, and fairly presents the financial position of the Company as of the date thereof. The Company has not

(1)    issued any equity, debt or other securities that are not reflected in the preliminary balance sheet;

(2)    paid or declared any dividends or distributions of capital, surplus, or profits with respect to any of its issued and outstanding securities;

(3)    entered into any other transaction or agreement which would, or might, materially impair its shareholders' equity as reflected in the preliminary balance sheet.

h.    No Undisclosed Liabilities. There are no liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than (a) liabilities fully reflected or reserved against on the balance sheet contained in the Company Financial Statements; (b) liabilities under this Agreement and fees and expenses related thereto; and (c) liabilities which, individually or in the aggregate, would not have a Company Material Adverse Effect.

i.    Absence of Certain Changes or Events. Except as disclosed in SEC Reports filed prior to or on the date of this Agreement, there has not been any significant change by the Company in its accounting methods, principles or practices.

j.    Absence of Litigation. There is no claim, action, suit, litigation, proceeding, arbitration or investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or threatened against the Company or any properties or rights of the Company and the Company is not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease and desist or other orders.

k.    Taxes. The Company has filed each federal, state and local tax return required by law, or has filed proper extensions, and has paid all taxes, assessments and penalties due and payable. The provisions for taxes, if any, reflected in the most recent balance sheet included in the Company Financial Statements are adequate for any and all federal, state, county and local taxes for the period ending on the date of that balance sheet and for all prior periods, whether or not disputed. There are no present disputes as to taxes of any nature payable by the Company.

l.    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated in this Agreement based upon arrangements made by or on behalf of the Company, Sally A. Fonner or John L. Petersen.

m.    Company Corporate Action. The stockholders of the Company have approved the transaction contemplated hereby to the extent required by the applicable provisions of the General Corporation Law of Delaware.

n.    Environmental Laws and Regulations. The Company is in material compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by the Company of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof and compliance with notification, reporting and registration provisions under applicable Environmental Laws; the Company has not received notice of, or, to the knowledge of the Company, is the subject of any Environmental Claim; and to the knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future, or to require material expenditures to maintain such material compliance in the future.

There are no Environmental Claims that are pending or, to the knowledge of the Company, threatened against the Company or, to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

To the knowledge of the Company, there are no circumstances that could form the basis for an Environmental Claim against the Company, or against any person or entity whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

o. <u>Contract Rights</u>. Except for this Agreement and the agreements contemplated herein, the Company is not a party to or bound by any contract or agreement, whether written or oral, including, without limitation, any contract or agreement for employment, consulting or similar services, for capital expenditures or the acquisition or construction of fixed assets, which constitutes any note, bond, indenture or other evidence of indebtedness or guaranty or security for indebtedness of others, for the sale of any asset, or the grant of any right or option to purchase such asset, which constitutes a lease, which purports to limit the freedom of the Company to compete in any line of business or in any geographic area or to borrow money or incur indebtedness.

p. <u>Employee Benefit Plans</u>. The Company does not have, and has not had any employee benefit plan (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of the ERISA), or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, insurance or other plan, arrangement or understanding (whether or not legally binding). No incentive grants of any type or nature are outstanding under the Company's Incentive Stock Plan and no person has any right to require the Company to issue any such incentive grant in the future.

The Company is not party to any collective bargaining agreement.

The Company has no obligation for retiree health, medical or life insurance benefits under any plan or arrangement. The Company has no employees other than Sally A. Fonner.

q. <u>Public Offering.</u> The initial public offering of the Company was a bona fide offering to the "public" as such term is used and defined in connection with offerings of securities subject to the Securities Act in material compliance with the Securities Act and the rules and regulations promulgated thereunder. The Common Stock of the Company which was issued and outstanding prior to the Closing Date of this Agreement has been (a) issued pursuant to a valid claim of exemption under Section 4(2) of the Securities Act, (b) issued pursuant to an effective registration statement under the Securities Act, or (c) issued in violation of the applicable registration requirements of the Securities Act, but at a date sufficiently remote from the Closing Date that that purchasers of such shares are precluded from initiating or maintaining an action in law or in equity based on the sale and issuance of such share

r. <u>Transfer Agent.</u> The Company has appointed Continental Stock Transfer & Trust Company, New York, New York as the Company's transfer agent. The Company will continue to retain a transfer agent reasonably satisfactory to Axion and the Shareholders for so long as the Company is subject to the reporting requirements under Section 12(g) or Section 15(d) of the Exchange Act. The Company will make arrangements to have available at the office of the transfer agent sufficient quantities of the Company's common stock certificates as may be needed for the quick and efficient transfer of the Shares.

s.    <u>Survival of Representations and Warranties.</u> All of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of two (2) years from the Closing Date.

## 4.    AFFIRMATIVE COVENANTS OF THE COMPANY.

(a)    <u>SEC Reporting Obligations.</u> For so long as the Company's common stock is registered under the Securities Exchange Act of 1934, as amended (said Act and rules and regulations promulgated thereunder being hereinafter referred to as the "<u>Exchange Act</u>"), the Company (i) will file all forms, reports, statements and other documents required to be filed with (A) the Securities and Exchange Commission ("<u>SEC</u>"), including, without limitation (1) all Annual Reports on Form 10-KSB, (2) all Quarterly Reports on Form 10-QSB, (3) all proxy statements relating to meetings of stockholders (whether annual or special), (4) all Reports on Form 8-K, (5) all other reports or registration statements and (6) all amendments and supplements to all such reports and registration statements and (B) any state, local or other governmental authority pursuant to applicable laws regulating the offer and sale of securities (the "<u>Blue Sky Laws</u>") and (C) all forms, reports, statements and other documents required to be filed with any other applicable federal or state regulatory authorities. The Company Reports shall be prepared in all material respects in accordance with the requirements of applicable Law (including, the Securities Act and Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company Reports) and shall not at the time they are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(b)    <u>Reports to Stockholders.</u> For so long as the Company's common stock is registered under the Exchange Act, the Company will hold an annual meeting of shareholders for the election of directors within 180 days after the end of each of the Company's fiscal years and, within 180 days after the end of each of the Company's fiscal years, will provide the Company's shareholders with the audited financial statements of the Company as of the end of the fiscal year just completed prior thereto. Such financial statements shall be those required by Rule 14a-3 under the Exchange Act and shall be included in an annual report meeting the requirements of the Rule. Further, the Company agrees to make available to the Company's shareholders in printable form within 60 days after the end of each fiscal quarter of the Company (other than the last fiscal quarter in any fiscal year) reasonably itemized financial statements of the Company and its subsidiaries, if any, for the fiscal quarter just ended and a narrative discussion of such financial statements and the business conducted by the Company and its subsidiaries, if any, during such quarter.

## 5.    CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company hereunder shall be subject to the following conditions:

a.    The Company shall not have discovered any material error, misstatement or omission in any of the representations and warranties made by Axion or the Shareholders herein and all the terms and conditions of this Agreement to be performed and complied with have been performed and complied with.

b.    There shall have been no material adverse changes in the financial condition, business or operations of Axion, except for changes resulting from operations in the usual and ordinary course of its business.

c.    The Company shall have received an opinion of Axion's legal counsel to the effect that:

(1)    Axion is a Canadian Federal Corporation duly organized, validly existing and in good standing under the laws of Canada and the Province of Ontario, and has the power and authority to own its properties and to carry on its business in the Province of Ontario;

(2)    The outstanding Axion Securities are validly issued, fully paid and nonassessable;

(3)    This Agreement has been duly executed and delivered by Axion and the Axion Securityholders and constitutes a legal, valid and binding obligation of Axion enforceable in accordance with its terms.

**6.    CONDITIONS TO THE OBLIGATIONS OF AXION AND THE AXION SECURITYHOLDERS.** The obligations of the Axion and the Axion Securityholders hereunder are subject to the following conditions:

a.    Axion and the Axion Securityholders shall not have discovered any material error or misstatement in any of the representations and warranties made by the Company herein and all the terms and conditions of this Agreement to be performed and complied with by the Company have been performed and complied with.

b.    There shall have been no material adverse changes in the financial condition, business or operations of the Company, except for changes resulting from those operations in the usual ordinary course of the business.

c.    Axion shall have received the opinion of the Company's legal counsel to the effect that:

(1)    The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has the power to own and operate its properties wherever the same shall be located as of the Closing Date;

(2)    The execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action and constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms;

(3    When delivered to the Axion Securityholders, the Company Securities will be validly issued, fully paid and nonassessable;

(4) The common stock of the Company which was issued and outstanding prior to the Closing Date of this Agreement has been (a) issued pursuant to a valid claim of exemption under Section 4(2) of the Securities Act, (b) issued pursuant to an effective registration statement under the Securities Act, or (c) issued in violation of the applicable registration requirements of the Securities Act, but at a date sufficiently remote from the Closing Date that that purchasers of such shares are precluded from initiating or maintaining an action in law or in equity based on the sale and issuance of such shares;

(5) The transaction contemplated qualifies as a tax-free reorganization under §368(a)(1)(B) of the Internal Revenue Code and related regulations thereunder and the receipt of Company Securities by the Axion Securityholders at the Closing will not give rise to a taxable event; and

(6) The common stock of the Company is fully registered under the Exchange Act and the Company has, for the preceding 12 months, filed all necessary reports under Sections 12 and 15 of the Exchange Act.

7. **CLOSING DATE.** The closing of this Agreement shall take place in Toronto, Ontario, Canada on December 31, 2003, or at such other reasonable time and place as the parties hereto shall agree upon.

8. **EXCHANGE OF AXION SECURITIES.** Subject to the terms and conditions set forth herein, and at the time of the closing set forth in Section 7 and the conditions to which are specified in Sections 5 and 6, the Company will:

(1) Issue and deliver 24,480,008 shares of common stock to the person identified in Schedule A-1 in exchange for 100% of their right title and interest 3,060,001 shares Axion Common;

(2) Issue and deliver 8,000,000 shares of common stock to the persons identified in Schedule A-2 in exchange for 100% of their right title and interest in $500,000 aggregate principal amount of Axion's seed financing notes;

(3) Issue and deliver 8,533,560 shares of common stock and 8,533,560 warrants to the persons identified in Schedule A-3 in exchange for 100% of their right title and interest in $800,000 aggregate principal amount of Axion's first round private placement notes. Each such warrant shall entitle the holder to purchase one additional share of Tamboril Common for a period of one year upon payment of a warrant exercise price $.125 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $.1875 per share; and

(4) Issue and deliver 1,200,000 shares of common stock and 1,200,000 warrants to the person identified in Schedule A-4 in exchange for 100% of his right title and interest in $150,000 aggregate principal amount of Axion's second round private placement notes. Each such warrant shall entitle the holder to purchase one additional share of Tamboril Common for a period of one year upon payment of a warrant exercise price $.125 per

share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $.1875 per share.

Concurrently, the Axion Securityholders shall deliver to the Company certificates evidencing the ownership of all issued and outstanding Axion Securities, duly endorsed to the Company.

**9.    CREATION OF MEGA-C SHAREHOLDERS TRUST.** On the closing date, or as soon thereafter as practicable, the Company shall create an irrevocable trust for the benefit of the shareholders of Mega-C Power Corporation and issue 114,359,736 shares of the Company's common stock to the trust. The purpose of the Trust shall be to preserve the potential equitable interests of the Mega-C Shareholders in the lead-acid-carbon battery technologies that Axion and the Company intend to develop, while insulating Axion and the Company from litigation risks arising from the business of Mega-C and the alleged unlawful activities of certain directors, officers and stockholders of Mega-C. The Company, Axion and each Axion Securityholder acknowledge that the shares the Company will issue to the Mega-C shareholders trust would, in the absence of potential equitable interests, be issuable to the Axion Securityholders as additional consideration for the value associated with an unencumbered license to the technology. Upon creation of the trust, the Company shall select a suitable trustee and enter into a trust agreement substantially in the form attached hereto as <u>Exhibit "D."</u> All shares of common stock delivered to the trustee shall, upon issuance, be validly issued, fully paid, nonassessable and subject to all of the terms, conditions and provisions of the trust agreement.

**10.    ACTIONS AT THE CLOSING.** At the final closing of this Agreement, the Company and the Axion Securityholders will each deliver, or cause to be delivered to the other, the securities to be exchanged in accordance with Section 8 of this Agreement and each party shall pay any and all federal and state taxes required to be paid in connection with the issuance and the delivery of their own securities. All stock certificates shall be registered in the name of the party to which the same are deliverable, as specified herein. In addition to the above-mentioned exchange of certificates, the following transactions will take place at the final closing.

Axion and the Axion Securityholders will deliver to the Company:

(1)    The opinion of legal counsel for Axion, as provided for in Section 5(d) hereof;

(2)    A certificate of corporate good standing for Axion which shall be dated no more than sixty (60) days prior to the Closing Date;

(3)    A certificate by a principal officer of Axion that each of the representations and warranties of Axion and the Axion Securityholders, respectively, are true and correct as of the Closing Date and that all of the conditions to the obligations of the Company which are to be performed by Axion have been performed.

The Company will deliver to Axion and the Axion Securityholders:

(1)    The opinion of legal counsel for the Company, as provided for in Section 6(c) hereof;

(2)    A certificate of corporate good standing for the Company which shall be dated no more than sixty (60) days prior to the Closing Date;

(3)    A certificate executed by a principal officer of the Company attesting that each of the representations and warranties of the Company are true and correct as of the Closing Date and that all of the conditions to the obligations of Axion and the Axion Securityholders which are to be performed by the Company have been performed; and

(4)    Duly executed resignations of all existing officers of the Company, effective as of 8:00 p.m. on the Closing Date.

**11.    CONDUCT OF BUSINESS.** Between the date hereof and the Closing Date, the Company, Axion shall conduct its business in the same manner in which it has heretofore been conducted and the Axion Securityholders will not permit Axion to (1) enter into any contract, other than in the ordinary course of business, or (2) declare or make any distribution in the nature of a dividend or return of capital to the Axion Securityholders without first obtaining the written consent of the Company. Likewise, the Company will not (1) enter into any contract, other than in the ordinary course of business, or (2) declare or make any distribution in the nature of a dividend or return of capital to its shareholders without first obtaining the written consent of Axion and the Axion Securityholders.

**12.    BOARD OF DIRECTORS.** Promptly after the closing of this Agreement, the Board of Directors of the Company shall have a meeting, at which the Board of Directors shall appoint Kirk Tierney as a member of the Board of Directors, in accordance with the By-Laws of the Company. Promptly after compliance with Section 14(f) of the Exchange Act, the Board of Directors of the Company shall have another meeting, at which John L. Petersen and Sally A. Fonner resign, and they shall elect as members of the Company's Board of Directors, in accordance with the By-Laws of the Company and this agreement five additional individuals as the Axion shall designate to the Company in writing.

**13.    UNREGISTERED SECURITIES.** The Axion Securityholders understand that because the Company Securities have not been registered under the Act or any State Act, they must hold the Company Securities indefinitely, and cannot dispose of any or all of the Company Securities unless such Company Securities are subsequently registered under the Act and any applicable State Act, or exemptions from registration are available. The Axion Securityholders further understand that the Company may, as a condition to the transfer of any Company Securities, require that the request for transfer by an Axion Securityholder be accompanied by an opinion of counsel, in form and substance satisfactory to the Company, provided at such an Axion Securityholder's expense, to the effect that the proposed transfer does not result in violation of the Act or any applicable State Act, unless such transfer is covered by an effective registration statement under the Act and is in compliance with all applicable State Acts.

All Company Securities that will be issued to the Axion Securityholders pursuant to the terms of this Agreement are restricted securities within the meaning of Regulation D promulgated under Section 4(2) of the Securities Act. The Company will issue stop transfer instructions to its transfer agent for the shares common stock issued to the Axion Securityholders and shall place the following legend on each certificate representing Company Securities:

"**THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED PURSUANT TO A TRANSACTION EFFECTED IN RELIANCE UPON AN EXEMPTION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE NOT BEEN THE SUBJECT TO A REGISTRATION STATEMENT UNDER THE ACT OR ANY STATE SECURITIES ACT. THE SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR APPLICABLE EXEMPTION THEREFROM UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES ACT.**"

14. **PARTIAL REGISTRATION OF COMMON STOCK.** The Axion Securityholders acknowledge and understand that they have no independent right to require the Company to register any of the Company Securities issued to them pursuant to this Agreement. Notwithstanding the generality of the foregoing, the Company expressly assumes Axion's responsibility to register certain shares that will be held in trust for the benefit of the stockholders of Mega-C Power Corporation under applicable securities laws. In furtherance of the foregoing, the Company shall, within 30 days after the successful completion of beta testing on the E³Cell, file a registration statement under the Securities Act so as to allow the unrestricted resale of:

- All shares held in trust for the benefit of the stockholders of Mega-C;

- All shares of common stock issued or issuable upon exercise of the warrants issued to the Axion Securityholders;

- All shares of common stock issued or issuable upon exercise of the warrants issued to Ms. Fonner and Mr. Petersen; and

- Such additional Company Securities as the board of directors may designate.

In connection with such registration statement the Company's board of directors may establish reasonable resale restrictions that are intended to protect the market for the Company's common stock from unusual selling pressure and do not unreasonably discriminate between the beneficial owners of the securities included in the registration statement. The Company shall pay all costs and expenses relating to the registration, offer, and sale of such securities, other than the fees of underwriters or brokers who sell shares on behalf of the owners of such securities. Notwithstanding the foregoing, the manner and conduct of the registration, including the contents of the registration statement, will be entirely in the control and at the discretion of the Company. After the effective date of such registration statement, the Company shall file such post-effective amendments and supplements as may be necessary to maintain the currency of the registration statement for a period of not less than six months. In addition, if any holders of securities included in the registration statement are advised by counsel that the registration statement, in the opinion of such counsel, is deficient in any material respect, the Company shall use its best efforts to cause the registration statement to be amended to eliminate the concerns raised. The Company shall furnish to the various holders of securities included in the registration statement the number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of securities owned by them.

**15. ACCESS TO INFORMATION.** Either previously or concurrently herewith, the Company has delivered to the Axion Securityholders correct and complete copies of all documents and records requested by the Axion Securityholders. In addition, the Axion Securityholders have had the opportunity to ask questions of, and receive answers from, officers and directors of the Company, and persons acting on its behalf concerning the terms and conditions of the Agreement, and has received sufficient information relating to the Company to enable them to make an informed decision with respect to the acquisition of the Company Securities.

**16. NO SOLICITATION.** At no time were the Axion Securityholders presented with or solicited by any leaflet, public promotion meeting, circular, newspaper or magazine article, radio or television advertisement, or any other form of general advertising in connection with their acquisition of the Company Securities.

**17. EXPENSES.** Axion and the Company shall each pay their respective expenses incident to this Agreement and the transactions contemplated hereby, including all fees of their counsel and accountants, whether or not such transactions shall be consummated. The Axion Securityholders shall pay all fees and expenses incurred by them by reason of this Agreement and the proposed transactions contemplated hereby.

**18. ATTORNEYS FEES.** In the event of any litigation among the parties related to this Agreement, the prevailing party shall be entitled to reasonable attorneys fees and costs to be fixed by the Court, said fees to include appeal and collection of judgment.

**19. ARBITRATION.** In the event a dispute arises out of, in connection with, or with respect to this Agreement, or any breach thereof, such dispute shall, on the written request of one party delivered to the other party, be submitted to and settled by binding arbitration conducted in Toronto, Ontario, Canada in accordance with Arbitrations Act (Ontario). The award of such arbitrator shall be final and may be entered by any party hereto in any court of competent jurisdiction. The party against whom the arbitrator's award is rendered shall pay all costs and expenses of such arbitration, unless the arbitrator shall specifically allocate costs in a different manner because the award is not entirely in favor of either party

**20. Indemnification**

(a)    From and after the closing date, Sally A. Fonner and John L. Petersen (the "Tamboril Parties") shall jointly and severally indemnify Axion and its directors, officers, agents, employees, stockholders and noteholders (the "Axion Parties") against and hold the Axion Parties harmless from all damages, losses or liabilities in respect of claims, suits, proceedings, demands, judgments, damages, expenses and costs (including, without limitation, reasonable attorney's fees and costs and expenses incurred in the investigation, defense or settlement of any claims covered by this indemnity) (collectively, the "Indemnifiable Damages") which the Axion Parties may suffer or incur by reason of (i) the inaccuracy of any of the representations and warranties of the Tamboril Parties contained in this Agreement; (ii) any material misstatements or omissions of material fact in this Agreement; (iii) any costs or expenses incurred to defend against, settle or pay claims of any nature whatsoever arising from the operations of the Company prior to its Chapter 11 Bankruptcy proceeding; or (iv) the nonperformance by the Tamboril Parties of any of the obligations set forth in this Agreement. Without limiting the generality of the foregoing, the amount of Indemnifiable Damages that shall be recoverable from each of Ms. Fonner and Mr. Petersen in their individual capacities shall (x) be limited to $200,000 in respect of any claim for Indemnifiable Damages concerning any matter, issue or thing that arose on or before December 7, 2000, and (y) unlimited in respect of any claim for Indemnifiable Damages concerning any matter, issue or thing that arose or might arise after December 7, 2000. No claim by any of the Tamboril Parties under this Section 20(a) may be commenced more than one (1) year after the closing date of this Agreement.

(b) From and after the Closing, Axion shall indemnify the Tamboril Parties against and hold the Tamboril Parties harmless from all damages, losses or liabilities in respect of suits, proceedings, demands, judgments, damages, expenses and costs (including, without limitation, reasonable counsel fees and costs and expenses incurred in the investigation, defense or settlement of any claims covered by this indemnity) (collectively, the "Indemnifiable Damages") which the Tamboril Parties may suffer or incur by reason of (i) the inaccuracy of any of the representations and warranties of Axion contained in this Agreement; (ii) other than in respect of any claims or litigation disclosed by Axion, any liability for claims made by third parties against the Tamboril Parties arising out of the activities of Axion or the operations of Tamboril after the closing of the reverse takeover, or (iii) the non-performance by Axion of any of the covenants or agreements contained in this Agreement. Without limiting the generality of the foregoing, with respect to the measurement of Indemnifiable Damages, the Tamboril Parties shall only have the right to be restored to the financial position they enjoyed immediately prior to the execution of this Agreement, but in no event shall the total amount of Axion's liability hereunder exceed $200,000. No claim by any of the Tamboril Parties under this Section 20(b) may be commenced more than one (1) year after the closing date of this Agreement.

(c) Promptly, upon receipt of notice of any claim, demand or assessment or the commencement of any suit, action or proceedings by any party not a party to this Agreement in respect of which indemnity may be sought on account of an indemnity agreement contained herein, the party seeking indemnification (the "Indemnitee") will notify, within sufficient time to respond to such claim or answer or otherwise plead in such action, the party from whom indemnification is sought (the "Indemnitor"), in writing, thereof. The omission of such Indemnitee to notify promptly the Indemnitor of any such claim or action shall not relieve such Indemnitor from any liability which it may have to such Indemnitee in connection therewith on account of the indemnity agreements contained herein unless the Indemnitor is prejudiced thereby, and then only to the extent of the prejudice caused by such delay. In case any claim, demand or assessment shall be asserted or suit, action or proceeding commenced against an Indemnitee, and it shall notify the Indemnitor of the commencement thereof, the Indemnitor will be entitled to participate therein, and, to the extent that it may wish, to assume the defense, conduct or settlement thereof, with counsel reasonably satisfactory to the Indemnitee; provided that no settlement may be made by an Indemnitor on behalf of an Indemnitee without the Indemnitee's express written consent if such settlement would impose continuing obligations or any liability upon the Indemnitee. After notice from the Indemnitor to the Indemnitee of its election so to assume the defense, conduct or settlement thereof, the Indemnitor will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense, conduct or settlement thereof. The Indemnitee will cooperate with the Indemnitor in connection with any such claim, make personnel, books and records relevant to the claim available to the Indemnitor, and grant such authorizations or powers of attorney to the agents, representatives and counsel of the Indemnitor as such Indemnitor may reasonably consider desirable in connection with the defense of any such claim. In the event that the Indemnitor does not wish to assume the defense, conduct or settlement of any claim, demand, or assessment, the Indemnitee will not settle such claim, demand, or assessment without the consent of the Indemnitor, which shall not be unreasonably withheld. It is understood and agreed that to the extent the Axion Parties or the Tamboril Parties make a claim for indemnification within the survival periods stated herein, the responsibility for indemnification with respect to such claim shall survive until such claim is resolved. Each of the Axion Parties and each of the Tamboril Parties expressly understands and agrees that notwithstanding any disclosure herein or in the Schedules hereto or in any document, certificate, or instrument delivered pursuant hereto of actual or potential defaults, claims, litigation and the like that may be asserted against Tamboril, the Tamboril Parties or the Axion Parties, the Tamboril Parties and the Axion Parties shall be entitled to indemnification against such matters to the extent set forth above.

## 21. MISCELLANEOUS.

a.    This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of Delaware without giving effect to conflict of laws principles thereof.

b.    This Agreement shall not be assignable by any party without prior written consent of the others.

c.    All Section headings herein are inserted for convenience only. This Agreement may be executed in several counterparts, each of which shall be deemed an original, which together shall constitute one and the same instrument. Facsimile signatures shall constitute original signatures.

d.    This Agreement incorporates the term of all prior agreements and sets forth the entire understanding between the parties. No amendments hereto shall be valid unless made in writing and signed by the parties hereto.

e.    This Agreement shall be binding upon and shall inure to the benefit of the heirs, executors, administrators and assigns of Axion and the Shareholders and upon the successors and assigns of the Company.

f.    All notices, requests, instructions, or other documents to be given hereunder shall be in writing and sent by registered mail:

| If to the Company or Axion: | with copies to: |
|---|---|
| **Axion Power Corporation**<br>100 Caster Avenue<br>Vaughan, Ontario, Canada L4L 5Y9 | **Fogler, Rubinoff LLP, Barristers & Solicitors**<br>Suite 4400, Royal Trust Tower<br>77 King Street West<br>Toronto Ontario M5K 1G8 |
| **If to Fonner or Petersen:** | with copies to: |
| **Sally A. Fonner**<br>1268 Bayshore Boulevard<br>Dunedin, Florida 34698 | **Petersen & Fefer, Attorneys**<br>Chateau de Barberêche<br>Switzerland 1783 Barberêche |

**IN WITNESS WHEREOF,** the parties hereto have duly executed this Agreement as of the day and year first above written.

**TAMBORIL CIGAR COMPANY**

_____

Sally A. Fonner, President

**Principal Stockholders of**
**Tamboril Cigar Company**

_____                    _____

Sally A. Fonner                                                    John L. Petersen

**AXION POWER CORPORATION**

_____

Thomas Granville, Director

**Shareholders and Noteholders of**
**Axion Power Company**

_____

By Thomas Granville, a Director of Axion
Power Corporation acting as attorney-in-fact
for the Axion Securityholders identified in
Schedules A-1 through A-4

**SCHEDULE A-1**
**HOLDERS OF COMMON STOCK AND**
**BENEFICIAL OWNERS OF FOUNDERS SHARES**

| Name of Stockholder or Beneficial Owner | Axion Shares Surrendered | Company Shares Issued |
|---|---|---|
| Kirk Tierney | 1 | 8 |
| Robert Averill | 340,000 | 2,720,000 |
| James Eagan | 340,000 | 2,720,000 |
| Thomas Granville | 340,000 | 2,720,000 |
| Glenn Patterson | 340,000 | 2,720,000 |
| Joseph Piccirilli | 340,000 | 2,720,000 |
| James Smith | 340,000 | 2,720,000 |
| Joseph Souccar | 340,000 | 2,720,000 |
| Canadian Consultants Bureau Inc. | 340,000 | 2,720,000 |
| Ron Bibace | 340,000 | 2,720,000 |
| **Schedule A-1 Total** | **3,060,001** | **24,480,008** |

**SCHEDULE A-2**
**HOLDERS OF CONVERTIBLE**
**SEED FINANCING NOTES**

| Name of Convertible Seed Financing Noteholder | Principal Amount of Notes | Axion Shares Issuable | Company Shares Issued |
|---|---|---|---|
| Robert Averill | $50,000 | 100,000 | 800,000 |
| James Smith | $50,000 | 100,000 | 800,000 |
| James Eagan | $50,000 | 100,000 | 800,000 |
| Thomas Granville | $50,000 | 100,000 | 800,000 |
| Joseph Piccirilli | $50,000 | 100,000 | 800,000 |
| Joseph Souccar | $50,000 | 100,000 | 800,000 |
| HAP Investments LLC | $50,000 | 100,000 | 800,000 |
| Canadian Consultants Bureau Inc. | $50,000 | 100,000 | 800,000 |
| Infinity Group LLC | $100,000 | 200,000 | 1,600,000 |
| **Schedule A-2 Total** | **$500,000** | **1,000,000** | **8,000,000** |

**SCHEDULE A-3**
**HOLDERS OF CONVERTIBLE**
**FIRST ROUND PRIVATE PLACEMENT NOTES**

| Name of Convertible First Round Private Placement Noteholder | Principal Amount of Notes | Axion Shares Issuable | Company Shares Issued |
|---|---|---|---|
| Robert Averill | $200,000 | 266,667 | 2,133,336 |
| James Smith | $100,000 | 133,337 | 1,066,696 |
| James Eagan | $100,000 | 133,333 | 1,066,664 |
| Thomas Granville | $100,000 | 133,333 | 1,066,664 |
| HAP Investments LLC | $200,000 | 266,667 | 2,133,336 |
| Canadian Consultants Bureau Inc. | $100,000 | 133,333 | 1,066,664 |
| **Schedule A-2 Total** | **$800,000** | **1,066,670** | **8,533,360** |

**SCHEDULE A-4**
**HOLDERS OF CONVERTIBLE**
**SECOND ROUND PRIVATE PLACEMENT NOTES**

| Name of Convertible Second Round Private Placement Noteholder | Principal Amount of Notes | Axion Shares Issuable | Company Shares Issued |
|---|---|---|---|
| James Keim | $150,000 | 150,000 | 1,200,000 |
| **Schedule A-4 Total** | **$150,000** | **400,000** | **3,200,000** |
| | | | |
| **Total Shares Issuable to Axion Stockholders** | **$1,450,000** | **5,276,671** | **42,213,368** |

| | |
|---|---|
| **Shares Issuable to Trust for the Benefit of Stockholder of Mega-C Power Corporation** | 114,359,736 |
| **Grand Total of Stock Issuances** | 156,573,104 |

# EXHIBIT L

# FIRST ADDENDUM TO
# REORGANIZATION AGREEMENT

This First Addendum to the Reorganization Agreement ("Agreement") between and among Tamboril Cigar Company, a corporation organized under the laws of the State of Delaware (the "Company"), Axion Power Corporation, a Canadian Federal Corporation, ("Axion") and the persons identified in Schedules A-1 through A-4 (the "Axion Securityholders") is made, entered into and effective this 9th day of January 2004.

WHEREAS, C and T Co. Incorporated and Dr. Igor Filipenko have agreed to join in and execute the Reorganization Agreement upon the terms and conditions specified in this First Addendum; and

WHEREAS, Turitella Corporation has agreed to join in the Reorganization Agreement and become an additional Axion Securityholder upon the terms and conditions specified in this First Addendum;

NOW, THEREFORE, in consideration of the mutual covenants, obligations and benefits hereinafter set forth, the parties hereto agree as follows:

1. Paragraph 1(c) of the agreement is hereby amended to read in its entirety as follows:

   c.    Capitalization. The authorized capital stock of Axion consists of an unlimited number of shares of common stock without par value ("Axion Common"). As of the date hereof one (1) share of Axion Common is issued and outstanding and 4,039,999 shares of common stock are issuable to the founders of Axion for out-of-pocket costs incurred and substantial personal services actually rendered in connection with the organization of Axion. All of the issued and outstanding shares of Axion Common are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Axion' Articles of Incorporation or By-Laws or any other agreement to which Axion is a party or bound. Axion has received the full consideration for the founders' shares and the shares are presently issuable to the persons entitled thereto. Schedule A-1 identifies the owner of the one issued and outstanding share of Axion Common and the beneficial owners of the 4,039,999 founders' shares that will be acquired by the Company pursuant to this Agreement.

   Axion has previously sold $550,000 aggregate principal amount of convertible seed financing notes, which are convertible into Axion Common at a price of $.50 per share. Schedule A-2 identifies the holders of the $550,000 aggregate principal amount of Axion's convertible seed financing notes that will be acquired by the Company pursuant to this Agreement.

   Axion has previously sold $800,000 aggregate principal amount of convertible first round private placement notes, which are convertible into Axion units at a price of $.75 per unit. Each Axion unit will include one share of Axion Common and one warrant that entitles the holder to purchase one additional share of Axion Common for a period of one year upon payment of a warrant exercise price $1.00 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $1.50 per share. Schedule A-3 identifies the holders of the $800,000 aggregate principal amount of Axion's convertible first round private placement notes that will be acquired by the Company pursuant to this Agreement.

Axion has previously sold $150,000 aggregate principal amount of convertible second round private placement notes, which are convertible into Axion units at a price of $1.00 per unit. Each Axion unit will include one share of Axion Common and one warrant that entitles the holder to purchase one additional share of Axion Common for a period of one year upon payment of a warrant exercise price $1.50 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $2.00 per share. Schedule A-4 identifies the holders of the $150,000 aggregate principal amount of Axion's convertible second round private placement notes that will be acquired by the Company pursuant to this Agreement.

Except as set forth above, there are no bonds, debentures, notes or other debt securities presently outstanding, or any agreements, understandings or arrangements obligating Axion to issue, deliver or sell any debt securities in the future.

Except as set forth above, there are no options, warrants, calls or other rights, agreements, arrangements or commitments presently outstanding, or any agreements, understandings or arrangements obligating Axion to issue, deliver, sell or enter into any such option, warrant, call or other such right, agreement, arrangement or commitment in the future.

All of the Axion securities specified above are duly authorized, validly issued, fully paid and nonassessable and are owned by the persons specified in Schedules A-1 through A-4, free and clear of any security interests, liens, claims, pledges, agreements, limitations on voting rights, charges or other encumbrances of any nature whatsoever ("Encumbrances").

**2.** Paragraph 3(c) of the agreement is hereby amended to read in its entirety as follows:

c. <u>Capitalization.</u> The Company has the corporate authority to issue a total of 400,000,000 shares of $.0001 par value common stock and 100,000,000 shares of $0.0001 par value preferred stock, of which 30,000,000 shares of common stock are presently issued and outstanding. All issued and outstanding shares of the Company's common stock are fully paid, validly issued and nonassessable. Except as specifically provided herein, no other capital stock of the Company will be outstanding on the Closing Date. Except as specifically provided herein, no stockholder of the Company will have or obtain any registration rights with respect to any shares of the Company's capital stock that are issued and outstanding on the Closing Date.

On the closing date, after paying all outstanding third-party debts, the Company will have no material assets and approximately $484,123 in related party debt owed to John L. Petersen and Sally A. Fonner. Immediately after the closing of this agreement, the Company will issue 1,865,731 common stock purchase warrants to each of John L. Petersen and Sally A. Fonner in full and settlement of all related party debts. The warrants will expire on December 31, 2005 and each warrant will entitle the holder to purchase one share of common stock upon payment of a warrant exercise price of $.125 per share.

On January 8, 2004, Tamboril issued a total of 3,741,462 warrants to John L. Petersen as partial compensation for legal services to be provided by Mr. Petersen in connection with the operations of Tamboril after December 31, 2003. The warrants will expire on December 31, 2005 and each warrant will entitle Mr. Petersen to purchase one share of common stock upon payment of a warrant exercise price of $.125 per share.

On January 8, 2004, C and T Co. Incorporated agreed to purchase a total of 20,000,000 Tamboril shares from John L. Petersen and Sally A. Fonner for a price of $200,000.

On January 8, 2004, C and T Co. Incorporated agreed to join in the Reorganization Agreement and transfer certain contractual rights with respect to Axion and Axion's technology to Tamboril in exchange for 25,000,000 common stock purchase warrants. The warrants will expire on December 31, 2005 and each warrant will entitle the holder to purchase one share of common stock year upon payment of a warrant exercise price of $.125 per share.

On January 8, 2004, Turitella Corporation agreed to purchase 3,733,336 shares of common stock and 3,733,336 common stock purchase warrants, or the equivalent of $200,000 in convertible first round private placement notes and $200,000 in convertible second round private placement notes, for $400,000.

As a condition of the foregoing agreements, C and T Co. Incorporated and Turitella Corporation required that the number of shares allocated to the Mega-C Shareholders Trust be increased from 114,359,736 shares to 117,239,736 shares.

Immediately after the closing of this Addendum, the Company will have 201,826,432 shares of Common Stock and 45,225,555 common stock purchase warrants issued and outstanding, which will be held beneficially and of record as follows:

| | Common Stock | Warrants | Total Ownership |
|---|---|---|---|
| Tamboril Stockholders | 10,000,000 | 6,758,859 | 16,758,859 |
| C and T Co. Incorporated | 20,000,000 | 25,000,000 | 45,000,000 |
| MCP stockholders trust | 118,167,736 | | 118,167,736 |
| Axion Founders | 31,392,000 | | 31,392,000 |
| Seed Financing | 8,800,000 | | 8,800,000 |
| First Round Private Placement | 10,666,696 | 10,666,696 | 21,333,392 |
| Second Round Private Placement | 2,800,000 | 2,800,000 | 5,600,000 |
| Second Round Private Placement | 2,800,000 | 2,800,000 | 5,600,000 |
| Totals | 201,826,432 | 45,225,555 | 247,051,987 |

3. Except as specifically set forth above and the Amended Schedules attached hereto, all other provisions of the original Reorganization Agreement shall remain in full force and effect.

**IN WITNESS WHEREOF,** the parties hereto have duly executed this Agreement as of the day and year first above written.

**TAMBORIL CIGAR COMPANY**

_____
Kirk Tierney, president and director

_____
John L. Petersen, chief financial officer and director

**C and T Co. Incorporated**

_____
Igor Filipenko, president

**Turitella Corporation**

**Igor Filipenko**

_____
Authorized representative

_____

## AMENDED SCHEDULE A-1
## HOLDERS OF COMMON STOCK AND
## BENEFICIAL OWNERS OF FOUNDERS SHARES

| Name of Stockholder or Beneficial Owner | Axion Shares Surrendered | Total Shares Due | Prior Issuance | Net Shares Issuable |
|---|---|---|---|---|
| Thomas Kirkwood (Kirk) Tierney | 90,000 | 720,000 | 8 | 719,992 |
| Robert Averill | 540,000 | 4,320,000 | 2,720,000 | 1,600,000 |
| James Smith | 440,000 | 3,520,000 | 2,720,000 | 800,000 |
| James Eagan | 400,000 | 3,200,000 | 2,720,000 | 480,000 |
| Thomas Granville | 420,000 | 3,360,000 | 2,720,000 | 640,000 |
| Igor Filipenko | 340,000 | 2,720,000 | - | 2,720,000 |
| Joseph Piccirilli | 340,000 | 2,720,000 | 2,720,000 | - |
| Joseph Souccar | 340,000 | 2,720,000 | 2,720,000 | - |
| Glenn W. Patterson | 450,000 | 3,600,000 | 2,720,000 | 880,000 |
| Canadian Consultants Bureau Inc. | 340,000 | 2,720,000 | 2,720,000 | - |
| Ron Bibace | 340,000 | 2,720,000 | 2,720,000 | - |
| Schedule A-1 Total | 4,040,000 | 32,320,000 | 24,480,008 | 7,839,992 |

## AMENDED SCHEDULE A-2
## HOLDERS OF CONVERTIBLE
## SEED FINANCING NOTES

| Name of Convertible Seed Financing Noteholder | Axion Shares Issuable | Tamboril Shares Due | Prior Issuance | Net Shares Issuable |
|---|---|---|---|---|
| Robert Averill | 100,000 | 800,000 | 800,000 | - |
| James Smith | 100,000 | 800,000 | 800,000 | - |
| James Eagan | 100,000 | 800,000 | 800,000 | - |
| Thomas Granville | 100,000 | 800,000 | 800,000 | - |
| Igor Filipenko | 100,000 | 800,000 | - | 800,000 |
| Joseph Piccirilli | 100,000 | 800,000 | 800,000 | - |
| Joseph Souccar | 100,000 | 800,000 | 800,000 | - |
| HAP Investments LLC | 100,000 | 800,000 | 800,000 | - |
| Canadian Consultants Bureau Inc. | 100,000 | 800,000 | 800,000 | - |
| Infinity Group LLC | 200,000 | 1,600,000 | 1,600,000 | - |
| Schedule A-2 Total | 1,100,000 | 8,800,000 | 8,000,000 | 800,000 |

## AMENDED SCHEDULE A-3
## HOLDERS OF CONVERTIBLE
## FIRST ROUND PRIVATE PLACEMENT NOTES

| Name of Convertible First Round Private Placement Noteholder | Principal of Notes | Axion Shares Issuable | Tamboril Shares Due | Tamboril Warrants Due |
|---|---|---|---|---|
| Robert Averill | $ 200,000 | 266,667 | 2,133,336 | 2,133,336 |
| James Smith | $ 100,000 | 133,334 | 1,066,672 | 1,066,672 |
| James Eagan | $ 100,000 | 133,334 | 1,066,672 | 1,066,672 |
| Thomas Granville | $ 100,000 | 133,334 | 1,066,672 | 1,066,672 |
| HAP Investments LLC | $ 200,000 | 266,667 | 2,133,336 | 2,133,336 |
| Canadian Consultants Bureau Inc. | $ 100,000 | 133,334 | 1,066,672 | 1,066,672 |
| Schedule A-3 Total | $ 800,000 | 1,066,670 | 8,533,360 | 8,533,360 |

## AMENDED SCHEDULE A-4
## HOLDERS OF CONVERTIBLE
## SECOND ROUND PRIVATE PLACEMENT NOTES

| Name of Convertible Second Round Private Placement Noteholder | Principal of Notes | Axion Shares Issuable | Tamboril Shares Due | Tamboril Warrants Due |
|---|---|---|---|---|
| James Keim | $ 150,000 | 150,000 | 1,200,000 | 1,200,000 |
| Schedule A-4 Total | $ 150,000 | 150,000 | 1,200,000 | 1,200,000 |

## SCHEDULE A-5
## MISCELLANEOUS STOCK ISSUANCES

| | Total Shares Due | Prior Issuance | Tamboril Shares Due | Tamboril Warrants Due |
|---|---|---|---|---|
| Turitella Corporation | | | 3,733,336 | 3,733,336 |
| Mega-C Shareholders Trust | 117,239,736 | 114,359,736 | 2,880,000 | |
| Schedule A-5 Total | 117,239,736 | 114,359,736 | 6,613,336 | 3,733,336 |

# EXHIBIT M

# FIRST AMENDMENT TO
# DEVELOPMENT AND LICENSE AGREEMENT

**THIS AGREEMENT** is made, entered into and effective as of the 9th day of January 2004 between and among **C and T Co. Inc.**, ("C&T") a corporation incorporated under the laws of the Province of Ontario, **Axion Power Corporation** ("Axion"), a Canadian federal corporation ("Axion") and **Tamboril Cigar Company** ("Tamboril"), a corporation organized under the laws of the State of Delaware.

**WHEREAS,** on November 15, 2003 C&T and Axion entered into a Development and License Agreement which granted Axion certain rights to develop and commercialize certain patents, know-how and other intellectual property (the "Technology") owned by C&T that relates to a hybrid lead-carbon battery/capacitor described on Schedule A to that agreement; and

**WHEREAS,** the Development and License Agreement provided that C&T would be entitled to receive certain license fees, royalties and equity interests in Axion as consideration for the intellectual property rights and the contingent property transfers specified therein; and

**WHEREAS,** Tamboril is a public company that has registered under and subject to the reporting requirements of the Securities Exchange Act of 1934 since 1996 and is traded in the over-the-counter market; and

**WHEREAS,** under the terms of a Reorganization Agreement dated December 31, 2003 between Tamboril, Axion and certain stockholders of Axion, Axion became a majority-owned subsidiary of Tamboril and the Axion stockholders of became stockholders of Tamboril; and

**WHEREAS,** under the terms of a First Addendum to the Reorganization Agreement dated January 9, 2004 between Tamboril and certain other stockholders of Axion, Axion became a wholly-owned subsidiary of Tamboril and certain principal stockholders of C&T also became stockholders of Tamboril; and

**WHEREAS** the parties want to formalize certain provision of the collateral agreements that were negotiated in connection with the execution of the First Addendum to the Reorganization Agreement;

**NOW THEREFORE,** in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the Parties agree as follows:

## ARTICLE 1
## DEFINITIONS AND PRINCIPLES OF INTERPRETATION

### 1.1 Definitions

Whenever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the meanings set out below:

(a)     **"Agreement"** means this Agreement, including all schedules, and all instruments supplementing or amending or confirming this Agreement and references to "Article" or "Section" mean and refer to the specified Article or Section of this Agreement;

(b)     **"Claims"** means any claim, demand, action, cause of action, damage, loss, costs, liability or expense, including, without limitation, reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

(c)     **"Encumbrances"** means any pledge, lien, charge, security agreement, lease, title retention agreement, mortgage, encumbrance, option or adverse claim against the Intellectual Property, of any kind or character whatsoever;

(d)     **"Intellectual Property"** means:

      (i)     all patents and inventions and applications thereof used in or relating to the Technology, and patents which may be issued out of current applications, (including divisions, reissues, renewals, re-examinations, continuations, continuations in part and extensions) applied for or registered in any jurisdiction, including, without limitation, those issued patents and patent applications identified in Schedule A,

      (ii)     all copyrights used in or relating to the Technology, whether registered or not, including, without limitation, those copyright registrations and applications identified in Schedule A,

      (iii)     all right, title and interest in and to all trade secrets used in or relating to the Technology including, without limitation, all information of a scientific, technical or business nature whether in oral, written, graphic, machine readable, electronic or physical form, all know-how, documented research, processes, computer software and associated manuals, prototypes and other technology, methods of production, drawings, blueprints, patterns, plans, flow charts, equipment and parts lists, descriptions and related instructions, formulas, designs, manuals, records and procedures used in or relating to the Technology;

      (iv)     all industrial designs or similar rights used in or relating to the Technology, whether registered or not, including, without limitation, those industrial design registrations identified in Schedule A; and

      (v)     all trade-marks, trade names, designs, graphics, logos and other commercial symbols used in connection with the Technology, whether registered or not, including, without limitation, the trade-marks identified in Schedule A;

(e)     **"Intellectual Property Rights"** means all right, title and interest in and to and the benefit of all of the Intellectual Property;

(f)     **"License Agreement"** means the Development and License Agreement between C&T and Axion dated November 15, 2003, including all schedules, and all instruments supplementing or amending or confirming such agreement;

(g)     **"Person"** means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative; and

## 1.2   Certain Rules of Interpretation In this Agreement:

(a)     Time is of the essence in the performance of the Parties respective obligations;

(b)     Unless otherwise specified, all references to money amounts are to U.S. Dollars;

(c)     The descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections; and

(d)     The use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits.

**1.3   Applicable Law This Agreement shall be construed in accordance with the laws of the State of Delaware.**

## ARTICLE 2
## PURCHASE AND SALE

**2.1   Transfer of Certain Intellectual Property and Contract Rights. C&T hereby sells, bargains transfers and conveys all of its residual right, title and interest in and to the Intellectual Property in exchange for 25,000,000 Tamboril warrants. The residual rights conveyed to Axion include but are not limited to:**

(a)     All rights that C&T has or may have to independently exploit the Intellectual property;

(b)     All rights, powers and privileges that C&T has or may have under any pre-existing license or other agreements that grant any person other than Axion any right to exploit all or any part of the Intellectual Property for any purpose; and

(c)     All rights to fixed or contingent license fees, royalties or other payments of any nature that C&T has or may have under any pre-existing license or other agreements that grant any person other than Axion any right to exploit all or any part of the Intellectual Property for any purpose.

In connection with the foregoing sale of the Intellectual Property, C&T hereby compromises, waives and surrenders all of its fixed or contingent rights to receive the share consideration specified in Section 3.1(b) of the License Agreement; the future royalty payments specified in Section 3.2 of the License Agreement; and the conditional merger consideration specified in Section 12.1 of the License Agreement.

**2.2 Description of Tamboril Warrants.** The Tamboril warrants specified in Section 2.1 shall be valid for a period of two years and each Tamboril Warrant shall be exercisable to purchase one share of Tamboril common stock at a price of $.125 per share. Within 30 days after the filing of its Annual Report on Form 10-KSB for the year ended December 31, 2003, Tamboril shall file a registration statement under the Securities Act of 1933 for the purpose of registering the common stock issuable upon exercise of the Tamboril warrants. If Tamboril's registration statement does not become effective within 5 months after the original issue date of the warrants, the expiration date of the warrants will be automatically extended until the 19-month anniversary of the effective date.

**2.3 Exclusion of Certain Payments.** Notwithstanding any provision of this Agreement, the Intellectual Property and contract rights that C&T has transferred to Axion pursuant to Section 2.1 shall not include the fixed cash amounts payable to C&T by Axion pursuant to the License Agreement and the subsequent letter Amendment dated November 17, 2003.

**2.4 Transfer and Delivery of Purchased Assets** C&T shall deliver the Intellectual Property Rights to Axion, free and clear of all Encumbrances and shall effect such registrations, recordings and filings with public authorities as may be required in connection with the transfer of the Intellectual Property Rights to Axion. On written demand by Axion, C&T shall execute and deliver to Axion all such further assignments, instruments of transfer, assurances, consents and other documents as may be reasonably requested by Axion.

**2.5 Sales and Transfer Taxes** Each Party shall pay direct to the appropriate taxing authorities any sales and transfer taxes, registration charges and transfer fees other than the goods and services tax ("GST") imposed under Part IX of the *Excise Tax Act* (Canada) payable by it, applicable in respect of the transfer of the Intellectual Property under this Agreement and, upon the reasonable request of each Party, the other Party shall furnish proof of such payment.


**ARTICLE 3**
**SECURITY**


**3.1 Purchase Money Security Interest** As security for payment of the excluded indebtedness referenced in Section 2.3 and described more fully in the License Agreement and the subsequent letter Amendment dated November 17, 2003, Axion hereby grants C&T a purchase money security interest in the Intellectual Property until all such indebtedness shall have been paid and the common stock of Tamboril is listed on the Nasdaq Stock Market or the American Stock Exchange. C&T shall have the right to file and record this agreement or other financing statements pursuant to applicable law to evidence C&T's security interest in the Intellectual Property. On written demand by C&T, Axion shall execute and deliver to C&T such additional documentation as C&T may reasonably request to perfect C&T's security interest. When the excluded indebtedness referenced in Section 2.3 and described more fully in the License Agreement and the subsequent letter Amendment dated November 17, 2003 has been paid in full and the common stock of Tamboril is listed for trading on an appropriate stock market, C&T shall, at Axion's request and expense, execute, deliver, and file and cause to be executed, delivered, and filed to and for the benefit of Axion within a reasonable period of time all instruments necessary to discharge the Security.

**IN WITNESS WHEREOF** the Parties have duly executed this Agreement.

**C AND T CO. INC.**

Per:_____

Authorized Signing Officer
*I have authority to bind the corporation.*

**AXION POWER CORPORATION**

Per:_____

Authorized Signing Officer
*I have authority to bind the corporation.*

**TAMBORIL CIGAR COMPANY**

Per:_____

Authorized Signing Officer
*I have authority to bind the corporation.*

# SCHEDULE A
## INTELLECTUAL PROPERTY

**"Technology"**

The "Technology" means a hybrid lead-carbon battery/capacitor technology developed by the Vendor. The Technology includes:

(a)    Intellectual property which is described in U.S. patent 6,466,429 B1 and in related patents pending or planned;

(b)    The trade secrets and other such proprietary know-how information relating to the design and manufacturing of the Technology which are owned and controlled by the Vendor;

(c)    Unpublished trade secrets and product-specific know-how related to the performance, production techniques, and production variants of the Technology;

(d)    All enhancements or improvements by the Vendor to the Technology; and

(e)    Other such intellectual property created and owned by the Vendor, whether funded by the Vendor or by any third party.

# EXHIBIT N

# AGREEMENT

**THIS AGREEMENT** dated as of the    2nd     day of January, 2004 ("**Effective Date**").

**B E T W E E N**:

> **MEGA-C POWER CORPORATION**, a corporation
> incorporated pursuant to the laws of the State of
> Nevada in the United States of America,
>
> (hereinafter referred to as "**Power**")
>
> > OF THE FIRST PART;
>
> - and –
>
> **MEGA-C POWER CORPORATION**, a corporation
> incorporated pursuant to the laws of the Province of Ontario,
>
> (hereinafter referred to as "**MCP Ontario**")
>
> > OF THE SECOND PART;
>
> - and –
>
> **AXION POWER CORPORATION**, a corporation incorporated
> pursuant to the provisions of the Canada Business Corporation Act,
>
> (hereinafter referred to as "**Axion**")
>
> > OF THE THIRD PART;

**WHEREAS** Power had a right under an Association Agreement with C and T Co. Incorporated ("**C&T**") to sublicense, market, sell, distribute, manufacture and otherwise exploit certain Technologies belonging to C&T, any component of such Technologies, and any application or device which incorporates or is based upon such Technologies;

**AND WHEREAS**, in the course of its activities under the Association Agreement, Power developed with MCP Ontario, certain Intellectual Capital;

**AND WHEREAS** Power's right in respect of the Technologies and the Association Agreement have been terminated, and MCP Ontario intends to terminate the employment or engagement of its Employees; and

**AND WHEREAS** Axion and C&T propose to continue work on the Intellectual Capital and Technologies, Power and MCP Ontario are prepared to grant a licence to Axion to use the Intellectual Capital for such purpose, and MCP is prepared to permit the Employees to continue their work on the Intellectual Capital as employees of Axion;

**NOW THEREFORE**, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

## ARTICLE 1
## DEFINITION AND INTERPRETATION

Section 1.1     Definitions:  In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)     **"Agreement"** means this agreement including any exhibits hereto as the same may be supplemented or amended from time to time;

(b)     **"Association Agreement"** means the agreement of association dated April 2, 2002 between Power, C&T, and Mega-C Technologies Inc.;

(c)     **"Axion Shares"** mean the issued and outstanding common shares in the capital of Axion;

(d)     **"CBCA"** means the *Canada Business Corporations Act*, R.S. 1985, c.C-44, as amended;

(e)     **"Business Day"** means a day which is not a Saturday, Sunday or statutory holiday in the Province of Ontario;

(f)     **"Employees"** means, collectively, those Persons listed on Schedule A hereto, and **"Employee"** means each Person listed on Schedule A;

(g)     **"Equipment"** means the equipment, fixtures and furniture identified on Schedule B;

(h)     **"Intellectual Capital"** means all information, discoveries, compositions, formulae, diagrams, schematics, plans and drawings, trade-secrets, know-how, methodologies, technology and programs, inventions, or prototypes, related to engineering and design for the Technologies and created by either of or both Power and MCP Ontario as of the Effective Date;

(i)     **"Person"** means and includes and individual, sole proprietorship, partnership, unincorporated     association,     unincorporated     syndicate,     unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and government or any agency or instrumentality thereof;

(j)     **"Technologies"** means the patent-pending, proprietary energy storage technology in the area of buffering applications and devices and distributive applications and devices belonging to C&T as of the Effective Date for which patent applications have been and will be made, and any improvements thereto, wherein

(i) "buffering applications and devices and distributive applications and devices" means the commercial realization of the Technologies for the following applications, any or all of which, may or may not require customization: (a) back-up power or uninteruptible power supply (UPS); (b) accumulation of electric power for subsequent peak shaving, co-generation, distribution, and/or replacement of network electric power in utility, industry, business and/or residential markets; (c) accumulation or buffering of electric power from alternative energy stationary sources (such as wind, fuel cells, solar, biomass, geothermal, hydroelectricity, etc.); and (d) all other distributive applications that are not related to motive, traction or recuperative products or which do not integrate the Technologies with traditional portable consumer power products (such as cell phones, palm pilots, power tools, flash lights, lap tops, etc.);

(k) **"Trade Debt"** means all amounts which are due and owing to traders, suppliers and other Persons in the ordinary course of business including, without limiting the generality of the foregoing, all of the professional fees incurred by each of Power and MCP Ontario and excluding amounts owing for rent and utilities incurred at the premises leased in the name of MCP Ontario at 319-1600 Steeles Avenue West, Concord, Ontario, L4K 4M2;

**Section 1.2**     <u>Interpretation Not Affected Heading</u>:  The division of this Agreement into articles, section, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement.    The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and any exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instruments supplementary or ancillary hereto.

**Section 1.3**     <u>Number and Gender</u>:  Unless the context otherwise requires, words importing the singular number also shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

**Section 1.4**     <u>Date for Any Action</u>:  In the event that any date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day after the Business Day in such place.

**Section 1.5**     <u>Meaning</u>:  Words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA unless otherwise defined herein.

## ARTICLE 2
## INTELLECTUAL CAPITAL AND EQUIPMENT

Section 2.1   Consent, Release, Waiver:  MCP Ontario hereby provides the following consents, covenants, and waivers, each of which shall be effective as of the date that the relevant Employee commences his or her employment with Axion:

(a)   MCP Ontario hereby consents to the disclosure of the Intellectual Capital to Axion by the Employees;

(b)   MCP Ontario hereby waives any claim, cause of action, or right to remedy it may have against Axion relating in any way to the disclosure referred to in paragraph (a) above;

(c)   MCP Ontario covenants to release each Employee from any and all obligations he or she owes to MCP Ontario at law or equity or under contract pertaining to the Intellectual Capital, without limiting the generality of the foregoing, any confidentiality and non-competition obligations; and

(d)   MCP Ontario covenants to waive any remedy it may be entitled to at law or equity or under contract against each Employee for the breach by such Employee of any obligation referred to in paragraph (c) above.

The foregoing consents, covenants, and waivers are limited to acts performed by such Employee in the course of discharging his or her duties to Axion and may not be relied on by Axion or such Employee for any other purpose or under any other circumstance whatsoever:

Section 2.2   Axion's Right to use Intellectual Capital:  In connection with the consent, release and waiver granted in Section 2.1, each of Power and MCP Ontario hereby grants to Axion an world-wide unlimited revocable right and license to sublicense, market, sell, distribute, manufacture and otherwise exploit the Intellectual Capital.

Section 2.3   Axion's Right to use Equipment:  Each of Power and MCP Ontario grants to Axion the right to use the Equipment which Power and MCP Ontario, respectively, either owns or may lawfully use during the term of this Agreement for those purposes for which it was used by MCP Ontario and for such other related purposes as Axion may determine.  Axion shall not be permitted to assign any or all of its interest in the Equipment without the prior written approval of each of Power and MCP Ontario.

Section 2.4   Ownership of Intellectual Capital and the Equipment:  Notwithstanding the terms of this Agreement, each of Power and MCP Ontario shall have and retain title to the Intellectual Capital and the Equipment. Axion shall have all right, title and interest to any improvements, modifications or derivations made to or from such Intellectual Capital, and Axion shall have the right to file patents in respect of inventions based on such improvements, modifications, or derivations.

Section 2.5   Covenant Not to Disclose or Use:  Axion shall not at any time, whether during or after the term of this Agreement, use, divulge or convey to any third party any confidential information about the Intellectual Capital or the Technologies, except where such disclosure is required to exercise Axion's rights under Section 2.2 hereof or such disclosure required by a court of law, a governmental agency having supervisory authority over Axion's business, or any administrative or legislative body with apparent jurisdiction over Axion to order Axion to divulge, disclose or make accessible such information. Such information includes, but is not limited to, secret or confidential matters:

(a)     of a technical nature such as, but not limited to, trade secrets, methods, know-how, formulae, compositions, process, discoveries, machines, inventions, computer programs and similar items or research projects; and

(b)     pertaining to future developments such as, but not limited to, research and development of future marketing or merchandising of any of the Intellectual Capital or the Technologies.

Notwithstanding any of the foregoing, Axion shall be entitled to disclose any such confidential information to C&T and any other Person in respect of whom Axion obtains the express written consent of each of Power and MCP Ontario to disclose such confidential information.

Section 2.6     Consideration: In consideration for the covenants, consents, acknowledgement, releases and waivers given by Power and MCP Ontario in this Article 2, Axion covenants and agrees as follows: (a) to use its reasonable best efforts to structure, obtain regulatory approval for and implement a transaction or series of transactions designed to allow the innocent shareholders of Power to participate as shareholders in Axion, and (b) to assume, perform and discharge all of the outstanding obligations of Power and MCP Ontario relating to the Trade Debt accrued due as of the Effective Date. Axion agrees to assume liability for Trade Debt accruing due subsequent to the Effective Date in respect of which Power and MCP Ontario obtained the prior approval of Axion's board of directors specifically authorizing such Trade Debt. Each of Power and MCP Ontario shall permit Axion and its employees, agents, counsel and accountants or other representatives to have free and unrestricted access during normal business hours to the books, accounts, records and other data and documents of Power and MCP Ontario for the purposes of determining Axion's obligations relating to the Trade Debt under this Section 2.6, provided that no more than three persons may attend at the premises of Power or MCP Ontario at any one time. Each of Power and MCP Ontario agrees to furnish to Axion such financial and operating data and other information relating to the Trade Debt as Axion may reasonably request.

Section 2.7     Right of First Refusal for Purchase. If at any time during the term of this Agreement, Power or MCP Ontario shall determine or be required, for any reason whatsoever, to dispose, sell, rent, or otherwise encumber ("Dispose") the use of some or all of the Equipment, Power or MCP Ontario, as the case may be, shall be required to first offer, in writing, such Equipment to Axion. Upon receipt of such offer, Axion shall have a period of three (3) business days within which to advise Power or MCP Ontario, as the case may be, as to whether it wishes to acquire the Equipment. If Axion elects to purchase such Equipment, the closing of the transaction shall take place on the next succeeding business day following completion of the three (3) day notice period above. The purchase price for such Equipment shall be that specified by Power or MCP Ontario and shall be no more than the cash fair market value of said Equipment, and Power and MCP Ontario agree not to Dispose of said Equipment to third parties for any amount less or substantially different than that which was offered to Axion. If Axion elects not to acquire such Equipment, Power or MCP Ontario, as the case may be, shall thereafter be entitled to Dispose of such Equipment, provided, however, if a sale of the Equipment is not completed within 60 days of the date of Axion's election not to acquire the Equipment, Power or MCP Ontario, as the case may be, shall be required to comply with the provisions of this Section 2.8 if it thereafter elects or is required to dispose of such Equipment.

## ARTICLE 3
## REPRESENTATIONS

Section 3.1    Intellectual Capital:  Power and MCP Ontario jointly and severally represent and warrant that they have no actual knowledge of any basis for invalidity or unenforceability of any patent applications which may be filed by Axion in respect of any or all of the Intellectual Capital or the Technologies, and Power and MCP Ontario jointly represent and warrant that they have no present knowledge of the existence of any patents or applications which would be infringed by Axion making or having made, using, selling or licensing of any product or application that is based upon or incorporates the Intellectual Capital which are disclosed and claimed in the licensed patent rights or applications therefor.

Section 3.2    Equipment.  Power and MCP Ontario jointly and severally represent that they have the right to grant the interests granted in respect of the Equipment. set forth below their respective names on Schedule B, in Article 2, free and clear of any encumbrances.  In particular and without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any license of or in respect of any of the Equipment or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Equipment other than pursuant to the provisions of this Agreement.

## ARTICLE 4
## AMENDMENT AND TERMINATION

Section 4.1    Amendment:  This Agreement may only be amended by written agreement of the parties.

Section 4.2    Rights of Termination:  Subject to as may be otherwise set forth herein, if a party hereto commits a breach of the terms and/or conditions contained in this Agreement, either of the non-defaulting parties may terminate this Agreement forthwith by giving written notice of termination to the other parties hereto.

Section 4.3    Survival:  All of the representations and warranties contained in Article 3 shall survive indefinitely.

# ARTICLE 5
## GENERAL

Section 5.1    Notices:    All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or by facsimile, in each case addressed as follows:

(a)    in the case of Power and MCP Ontario:

100 Caster Avenue
Vaughan, Ontario
L4L 5Y9

Attention:    President, Mega-C Power Corporation

Facsimile:    (905) 264-1908

(b)    in the case of Axion:

100 Caster Avenue
Vaughan, Ontario
L4L 5Y9

Attention:    CEO, Axion Power Corporation

Facsimile:    (905) 264-1908

Section 5.2    Assignment:    No party hereto may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

Section 5.3    Binding Effect:    This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 5.4    Waiver:    Any waiver or release of any of the provisions of this Agreement, to be effective must be in writing and executed by all parties hereto granting such waiver or release.

Section 5.5    Governing Law:    This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

Section 5.6    Counterparts:    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 5.7    Entire Agreement:    This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understanding, negotiations and discussions, whether oral or written, between any of the parties with respect to the subject matter hereof.

     **IN WITNESS WHEREOF** the parties hereto have entered into this Agreement as of the Effective Date.

                       **MEGA-C POWER CORPORATION**

                       Per: _____
                       Name: RENE PARDO
                       Title: President

                       **MEGA-C POWER CORPORATION (Ontario)**

                       Per: _____
                       Name: RENE PARDO
                       Title: President

                       **AXION POWER CORPORATION**

                       Per: _____
                       Name: KIRK TIERNEY
                       Title: President


**Schedule "A"**

**<u>EMPLOYEES</u>**


Adam Swiecki
Alex Zhovnirsky
Janene Smith
Katya Sergeva
Kirk Tierney
Konstantin Rodionov
Michael Schenzen
Nina Coyle
Robert Redmond
Sherry Bates
Steven Hughes
Valerie Cherniak
Walter Peitz

## Schedule "B"

## EQUIPMENT

All office furniture and equipment.
All engineering equipment.
All computer and network equipment.
All telephone equipment.
All process equipment.
All experimental jigs and fixtures.